ECHOSTAR





ECHOSTAR

ECHOSTAR

EchoStar Annual Report

Year Ended December 31, 2011



March 23, 2012

Dear EchoStar Corporation Shareholders:

2011 will be remembered as a significant growth year for EchoStar Corporation with the acquisition of Hughes Communications, Inc. on June 8, 2011. Hughes is a leading provider of satellite broadband solutions and services for home and office, complementing EchoStar as a premier provider of satellite operations and digital TV solutions that enhance today's home entertainment lifestyle. The strategic combination of EchoStar and Hughes will significantly expand our know-how to develop exciting new video and data products and solutions, opening up global market opportunities for the delivery of innovative video and broadband data services.

As a combined company, we ended 2011 with revenue of $2.8 billion, a growth of 17.5% over 2010. Services revenue more than doubled to $1.1 billion and grew to represent 39% of total revenue, which is consistent with our strategy to increase the services business contribution.

We expanded our satellite fleet during 2011 with the successful launch of Quetzsat in September. Quetzsat is an all Ku-band, high-powered satellite with advanced Direct-To-Home (DTH) television coverage potential for a variety of markets in North and South America. In 2012, we look forward to launching two new satellites: EchoStar 16 for additional DTH services, and EchoStar 17 for broadband data services enabled by high-throughput Jupiter™ technology developed by Hughes. Scale is a critical element in achieving maximum efficiency in the satellite industry, and we expect our owned and managed fleet to number 22 by the end of 2012.

Our Mexican joint venture, DISH Mexico continues to grow at a rapid pace. Dish Mexico now has over 2 million subscribers and leads the way with the most high definition channels of any pay TV service in Mexico. We believe that DTH satellite and broadband services are particularly well-suited for countries without extensive telecommunications and cable infrastructure, and we intend to continue to seek new investments and customer relationships with international DTH satellite service and broadband service providers.

A testament to the innovative spirit and quality of our people is the many awards we received across all spheres of technology, product development, sales/marketing, and community service, several of which are noteworthy. EchoStar achieved an industry first at the Consumer Electronics Show (CES) with all three of our current operator solutions honored as Innovations Award winners: Aria, a hybrid QAM/IP solution for cable operators; XiP, a hybrid, whole-home DVR solution for satellite operators; and Move TV, an all-IP video delivery solution from Move Networks that truly represents the future of TV, including linear programming, cloud DVR, VOD, and HD-quality video/responsiveness over low bandwidth. In addition, the SlingLoaded Broadcom System-on-a-Chip, or SoC solution by Sling Media was named as the most interesting industry development by Multichannel News and Hughes received the prestigious Broadband Satellite System Award by Euroconsult and a jury of industry experts at the World Summit for Satellite Financing in Paris.

The integration of the EchoStar team of companies is progressing well and the focus is on combining our respective strengths to make the collective sum greater than that of its parts. As we look to 2012 and beyond, we are excited to build on the best of Hughes, Move and Sling.

Thank you for your continued support.

Sincerely,
Charles W. Ergen
Chairman of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ TO ______________.

Commission file number: 001-33807

EchoStar Corporation
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**26-1232727** (I.R.S. Employer Identification No.)
100 Inverness Terrace East **Englewood, Colorado** (Address of principal executive offices)	**80112-5308** (Zip Code)

Registrant's telephone number, including area code: (303) 706-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, $0.001 par value	The Nasdaq Stock Market L.L.C.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of Class A common stock held by non-affiliates of the registrant was $1.404 billion based upon the closing price of the Class A common stock as reported on the Nasdaq Global Select Market as of the close of business on that date.

As of February 14, 2012, the registrant's outstanding common stock consisted of 38,982,802 shares of Class A common stock and 47,687,039 shares of Class B common stock, each $0.001 par value.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated into this Form 10-K by reference:

Portions of the registrant's definitive Proxy Statement to be filed in connection with its 2012 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 throughout this report. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "intend," "plan," "estimate," "expect" or "anticipate" will occur and other similar statements), you must remember that our expectations may not be achieved, even though we believe they are reasonable. We do not guarantee that any future transactions or events described herein will happen as described or that they will happen at all. You should read this report completely and with the understanding that actual future results may be materially different from what we expect. Whether actual events or results will conform with our expectations and predictions is subject to a number of risks and uncertainties.

For further discussion see *Item 1A. Risk Factors.* The risks and uncertainties include, but are not limited to, the following:

General Risks Affecting Our Business

- We currently derive a substantial portion of our revenue from our two primary customers, DISH Network and Bell TV. The loss of, or a significant reduction in, orders from, or a decrease in selling prices of digital set-top boxes, transponder leasing, provision of digital broadcast services, and/or other products or services to DISH Network or Bell TV would significantly reduce our revenue and adversely impact our results of operations.
- Economic weakness, including high unemployment and reduced consumer spending, may adversely affect our ability to grow or maintain our business.
- If we are unable to properly respond to technological changes, our business could be significantly harmed.
- Certain of our sales to DISH Network could be terminated or substantially curtailed on short notice, which would have a detrimental effect on us.
- We may be required to raise and refinance indebtedness during unfavorable market conditions.
- We may experience significant financial losses on our existing investments.
- We may pursue acquisitions and other strategic transactions to complement or expand our business, which may not be successful and we may lose up to the entire value of our investment in these acquisitions and transactions.
- We may not be aware of certain foreign government laws or regulations or changes to them which could have a significant adverse impact on our business.
- Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.
- Our business depends on certain intellectual property rights and on not infringing the intellectual property rights of others. The loss of or infringement of our intellectual property rights could have a significant adverse impact on our business.
- Any failure or inadequacy of our information technology infrastructure or those of our third-party service providers could harm our business.
- We are party to various lawsuits which, if adversely decided, could have a significant adverse impact on our business, particularly lawsuits regarding intellectual property.
- We have not been an independent company for a significant amount of time and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.
- We rely on key personnel and the loss of their services may negatively affect our businesses.
- We have substantial debt outstanding and may incur additional debt.

Risks Affecting Our EchoStar Technologies Segment

- We depend on sales of digital set-top boxes for a substantial portion of our revenue and a decline in sales of our digital set-top boxes would have a material adverse effect on our financial position and results of operations.
- Our business may suffer if our customer base does not compete successfully with existing and emerging competition.
- Our future financial performance depends in part on our ability to penetrate new markets for digital set-top boxes.
- Component pricing may remain stable or be negatively affected by inflation, increased demand, decreased supply, or other factors, which could have a material adverse effect on our results of operations.
- The average selling price and gross margins of our digital set-top boxes has been decreasing and may decrease even further, which could negatively impact our financial position and results of operations.
- Our ability to sell our digital set-top boxes to other operators depends on our ability to obtain licenses to use the conditional access systems utilized by these other operators.
- Growth in our EchoStar Technologies segment likely requires expansion of our sales to international customers, and we may be unsuccessful in expanding international sales.
- If we are successful in growing sales of our digital set-top boxes to international customers, we may be subject to additional risks including, among other things, trade barriers and political instability abroad.
- The digital set-top box industry is extremely competitive.
- We expect to continue to face competition from new market entrants, principally located in Asia, that offer low cost set-top boxes.
- Our digital set-top boxes are highly complex and may experience quality or supply problems.
- If significant numbers of television viewers are unwilling to pay for pay-TV services that utilize digital set-top boxes, we may not be able to sustain our current revenue level.
- Our reliance on a single supplier or a limited number of suppliers for several components used in our digital set-top boxes could restrict production, result in higher digital set-top box costs and delay deliveries to customers.
- Our future growth depends on growing demand for advanced technologies.
- If the encryption and related security technology used in our digital set-top boxes is compromised, sales of our digital set-top boxes may decline.

Risks Affecting Our EchoStar Satellite Services and Hughes Segments

- We currently face competition from established competitors in the satellite service business and may face competition from others in the future.
- Our owned and leased satellites in orbit are subject to significant operational and environmental risks that could limit our ability to utilize these satellites.
- Our satellites have minimum design lives ranging from 12 to 15 years, but could fail or suffer reduced capacity before then.
- Our satellites under construction are subject to risks related to construction and launch that could limit our ability to utilize these satellites.
- Our business is subject to risks of adverse government regulation.
- Our business depends on Federal Communications Commission ("FCC") licenses that can expire or be revoked or modified and applications for FCC licenses that may not be granted.
- Our use of certain satellites is often dependent on satellite coordination agreements, which may be difficult to obtain.
- Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.
- We generally do not have commercial insurance coverage on the satellites we use and could face significant impairment charges if one of our uninsured satellites fails.

- The enterprise network communications industry is highly competitive. We may be unsuccessful in competing effectively against other terrestrial and satellite-based network providers in our enterprise groups.
- The consumer network communications market is highly competitive. We may be unsuccessful in competing effectively against fiber, Digital Subscriber Line ("DSL"), cable service providers and other satellite broadband providers in the consumer market.
- We are dependent upon third-party providers for components, manufacturing, installation services, and customer support services, and our results of operations may be materially adversely affected if any of these third-party providers fail to appropriately deliver the contracted goods or services.
- We currently have unused satellite capacity in our EchoStar Satellite Services segment, and our results of operations may be materially adversely affected if we are not able to lease more of this capacity to third parties.
- The failure to adequately anticipate the need for transponder capacity or the inability to obtain transponder capacity for our Hughes segment could harm our results of operations.
- If our products contain defects, we could be subject to significant costs to correct such defects and our product and network service contracts could be delayed or cancelled, which could adversely affect our revenues.
- We may face difficulties in accurately assessing and collecting contributions towards the Universal Service Fund.
- Our foreign operations expose us to regulatory risks and restrictions not present in our domestic operations.
- Although we expect that the Hughes Acquisition (as defined below) will benefit us, those expected benefits may not occur because of the complexity of integration and other challenges.

Other Risks

- We have potential conflicts of interest with DISH Network due to our common ownership and management.
- We cannot assure you that there will not be deficiencies leading to material weaknesses in our internal control over financial reporting.
- It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders, because of our capital structure.
- We are controlled by one principal stockholder who is our Chairman.
- We may face other risks described from time to time in periodic and current reports we file with the Securities and Exchange Commission ("SEC").

All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. Investors should consider the risks described herein and should not place undue reliance on any forward-looking statements. We assume no responsibility for updating forward-looking information contained or incorporated by reference herein or in other reports we file with the SEC.

In this report, the words "EchoStar," the "Company," "we," "our" and "us" refer to EchoStar Corporation and its subsidiaries, unless the context otherwise requires. "DISH Network" refers to DISH Network Corporation and its subsidiaries, unless the context otherwise requires.

PART I

Item 1. BUSINESS

OVERVIEW

We were organized in October 2007 as a corporation under the laws of the State of Nevada. Our Class A common stock is publicly traded on the Nasdaq Global Select Market under the symbol "SATS." Our principal executive offices are located at 100 Inverness Terrace East, Englewood, Colorado 80112-5308 and our telephone number is (303) 706-4000. EchoStar Corporation is a holding company, whose subsidiaries (which together with EchoStar Corporation are referred to as "EchoStar," the "Company," "we," "us" and/or "our") operate three segments:

- ***EchoStar Technologies*** – which designs, develops and distributes digital set-top boxes and related products and technology, including our Slingbox "placeshifting" technology, primarily for satellite TV service providers, telecommunication and cable companies and, with respect to Slingboxes, directly to consumers via retail outlets. EchoStar Technologies also provides digital broadcast operations including satellite uplinking/downlinking, transmission services, signal processing, conditional access management and other services primarily to DISH Network.

- ***EchoStar Satellite Services*** – which uses 10 of our 11 owned and leased in-orbit satellites and related FCC licenses to lease capacity on a full-time and occasional-use basis primarily to DISH Network, and secondarily to Dish Mexico, S. de R.L. de C.V. ("Dish Mexico"), U.S. government service providers, state agencies, Internet service providers, broadcast news organizations, programmers and private enterprise customers.

- ***Hughes*** – which provides satellite broadband Internet access to North American consumers and broadband network services and systems to the domestic and international enterprise markets. Hughes also provides managed services to large enterprises and networking systems solutions to customers for mobile satellite and wireless backhaul systems. Hughes became a new segment as a result of our acquisition (the "Hughes Acquisition") of Hughes Communications, Inc. and its subsidiaries ("Hughes Communications") and the results of operations of Hughes Communications are included in this report effective June 9, 2011. See Note 13 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion of the Hughes Acquisition.

Effective January 1, 2008, DISH Network completed its distribution to us (the "Spin-off") of its digital set-top box business and certain infrastructure and other assets, including certain of its satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities. Since the Spin-off, we and DISH Network have operated as separate publicly-traded companies, and neither entity has any ownership interest in the other. However, a substantial majority of the voting power of the shares of both companies is owned beneficially by Charles W. Ergen, our Chairman, or by certain trusts established by Mr. Ergen for the benefit of his family.

BUSINESS STRATEGIES

Expand our digital set-top box business to additional customers. We believe opportunities exist to expand our business by selling equipment and services in both the U.S. and international markets. As a result of our extensive experience with designing, developing and distributing digital set-top boxes and related products, we believe we can leverage the broader adoption of advanced technologies within set-top boxes to create opportunities for us. In particular, the broader adoption of advanced technologies within set-top boxes may launch a replacement cycle, particularly among direct-to-home ("DTH") satellite and cable providers with substantial bases of legacy equipment.

Leverage satellite capacity and related infrastructure. We currently have available satellite and fiber capacity. We believe market opportunities exist to lease our capacity to a broader customer base, including providers of pay-TV services, satellite-delivered broadband, corporate communications and government services. We will continue to assess the ability to cross sell services, bundle satellite broadband and video DTH services, and explore opportunities in new markets.

Offer end-to-end pay-TV delivery systems. We intend to leverage our engineering resources to customize infrastructure solutions for a broad base of customers. For example, as demonstrated by our Dish Mexico joint venture, we are offering customers end-to-end pay-TV delivery systems incorporating our satellite and backhaul capacity, customized digital set-top boxes and network design and management.

Capitalize on demand for broadband services. We intend to capitalize on the increasing demand for satellite-delivered broadband services and enterprise solutions by utilizing, among other things, our industry expertise, technology leadership and high-quality, reliable service to continue subscriber growth in the consumer and enterprise markets.

Develop improved technologies. The combined engineering power of EchoStar and Hughes Communications will allow us to develop and deploy cutting edge technology and maintain a leading technological position in our industry.

Exploit international opportunities. We believe that DTH satellite and broadband services are particularly well-suited for countries without extensive telecommunications and cable infrastructure, and we intend to continue to seek new investments and customer relationships with international DTH satellite service and broadband service providers. Our available satellite capacity provides us, in certain cases, with the ability to initiate new services quickly, which could give us a competitive advantage.

Pursue strategic partnerships, joint ventures and acquisitions. We intend to selectively pursue partnerships, joint ventures and strategic acquisition opportunities, both domestically and internationally, that we believe may allow us to increase our existing market share, expand into new markets, broaden our portfolio of products and intellectual property, and strengthen our relationships with our customers.

ECHOSTAR TECHNOLOGIES SEGMENT

Our Products

Digital Set-Top Boxes. Our EchoStar Technologies segment offers a wide range of digital set-top boxes that allow consumers to watch and control their television programming and contain a variety of other capabilities and functionality. Our current digital set-top boxes include:

- *Standard-definition ("SD") digital set-top boxes*: These devices allow consumers who subscribe to television service from multi-channel video distributors to access encrypted digital video and audio content.
- *High-definition ("HD") digital set-top boxes*: These devices allow consumers who subscribe to television services from multi-channel video distributors to access the enhanced picture quality and sound of high-definition content, in addition to the SD functionality of our SD digital set-top boxes.

Certain models of our SD digital set-top boxes and HD digital set-top boxes also contain certain of the following advanced capabilities and functionalities:

- *Interactive Applications*: These applications include an on-screen program guide, pay-per-view offerings, the ability to support V-chip type parental control technology, games and shopping.
- *DVR*: Enables subscribers to pause, stop, reverse, fast forward, record and replay digital television content using a built-in and/or external hard drive capable of storing content. We recently introduced a new whole-home HD DVR.
- *Broadband Internet Connectivity*: Provides IPTV functionality, which supports on-demand services that allow consumers to download television programming, movies, music and other content.
- *Sling "placeshifting" technology*: Allows consumers to watch and control their digital television content anywhere in the world via a broadband Internet connection.

In addition to digital set-top boxes, we also design and develop related products such as satellite dishes, remote controls, and broadband Internet connectivity devices.

Digital Broadcast Operations. We operate a number of digital broadcast centers in the U.S. Our principal digital broadcast centers are located in Cheyenne, Wyoming, and Gilbert, Arizona. We also have four regional digital broadcast centers and four micro digital broadcast centers that allow us to maximize the use of the spot beam capabilities of our satellites and our customers' satellites. Programming and other data is received at these centers by fiber optic cable or satellite. It is then processed, compressed, and encrypted and then uplinked to our satellites and our customers' satellites for transmission to end users.

Our Customers

Historically, the primary customer of our EchoStar Technologies segment has been DISH Network. DISH Network accounted for 79.4%, 82.8% and 81.9% of our total EchoStar Technologies segment revenue for the years ended December 31, 2011, 2010 and 2009, respectively. Bell TV, a DTH satellite service provider in Canada, accounted for 12.3%, 9.8% and 11.7% of our total EchoStar Technologies segment revenue for the years ended December 31, 2011, 2010 and 2009, respectively. Furthermore, Dish Mexico accounted for 4.0%, 3.9% and 2.1% of our total EchoStar Technologies segment revenue for the years ended December 31, 2011, 2010 and 2009, respectively. We also currently sell our digital set-top boxes to other international DTH satellite and cable providers such as Unitymedia GmbH, although these customers do not account for a significant amount of our total EchoStar Technologies segment revenue.

We expect to continue to rely on DISH Network as the primary customer of our EchoStar Technologies segment and for the substantial majority of our total EchoStar Technologies segment revenue. Effective January 1, 2012, we entered into a new receiver agreement with DISH Network pursuant to which we are obligated to sell digital set-top boxes and related products to DISH Network until December 31, 2014. However, DISH Network is under no obligation to purchase our digital set-top boxes or related products before or after this date. The receiver agreement allows DISH Network to purchase digital set-top boxes, related accessories and other equipment from us either: (i) at a cost (decreasing as we reduce cost and increasing as costs increase) plus a dollar mark-up which will depend upon the cost of the product subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Under the receiver agreement, our margins will be increased if we are able to reduce the costs of our digital set-top boxes and our margins will be impaired if these costs increase.

A substantial majority of our EchoStar Technologies segment international revenue during each of the years ended December 31, 2011, 2010, and 2009 was attributable to sales of digital set-top boxes to Bell TV and Dish Mexico. In early 2009, we completed a multi-year contract extension with Bell TV that makes us the exclusive provider of digital set-top boxes to Bell TV, subject to certain limited exceptions. The agreement includes fixed pricing over the term of the agreement as well as providing future engineering development for enhanced Bell TV service offerings. Additionally, in 2008, we entered into a joint venture with Dish Mexico, to which we also sell digital set-top boxes and related accessories and uplink services to Dish Mexico.

Our Competition

As we seek to establish ourselves in the digital set-top box industry as an independent business, we face substantial competition. Many of our primary competitors, such as Motorola Mobility, Cisco (which owns Scientific Atlanta), Pace and Technicolor have established longstanding relationships with their customers. Although some of the competitors own the conditional access technology deployed by their customers, the FCC's rules regarding separate mandated removable security in digital cable systems may allow us to compete for this type of business. In addition, we may face competition from international developers of digital set-top box systems that may be able to develop and manufacture products and services at costs that are substantially lower than ours. Our ability to compete in the digital set-top box industry will also depend heavily on our ability to successfully bring advanced technologies, including Internet delivery of video content, to market to keep pace with our competitors.

Our Manufacturers

Although we design, engineer and distribute digital set-top boxes and related products, we are not directly engaged in the manufacturing process. Rather, we outsource the manufacturing of our digital set-top boxes and related products to third parties who manufacture our products according to specifications supplied by us. We depend on a few manufacturers, and in some cases a single manufacturer, for the production of digital set-top boxes and related products. Although there can be no assurance, we do not believe that the loss of any single manufacturer or supplier would materially impact our business. Sanmina-SCI Corporation and Jabil Circuit, Inc. currently manufacture the majority of our digital set-top boxes.

ECHOSTAR SATELLITE SERVICES SEGMENT

EchoStar Satellite Services has five owned and five leased in-orbit satellites. EchoStar Satellite Services also has one owned satellite currently under construction.

Our transponder capacity is currently used by our customers for a variety of applications:

- *DTH Services.* We provide satellite transponder capacity to satellite TV providers, broadcasters and programmers who use our satellites to deliver programming. Our satellites are also used for the transmission of live sporting events, Internet access, disaster recovery, and satellite news gathering services.
- *Government Services.* We provide satellite services and technical services to U.S. government service providers and directly to some state agencies. We believe the U.S. government may increase its use of commercial satellites for homeland security, emergency response, continuing education, distance learning, and training.
- *Network Services.* We provide satellite transponder capacity and provide terrestrial network services to corporations. These networks are dedicated private networks that allow delivery of video and data services for corporate communications. Our satellites can be used for point-to-point or point to multi-point communications.

Our Customers

We provide transponder capacity on our satellite fleet primarily to DISH Network, but also to a small number of U.S. government service providers, state agencies, Internet service providers, broadcast news organizations, programmers and private enterprise customers. Currently, due to our limited customer base, we have unused satellite capacity. For the years ended December 31, 2011, 2010 and 2009, DISH Network accounted for approximately 77.6%, 79.5% and 75.4% of our total EchoStar Satellite Services segment revenue. We have entered into certain commercial agreements with DISH Network pursuant to which we are obligated to provide DISH Network with satellite services at fixed prices for varying lengths of time depending on the satellite. See "Related Party Transactions with DISH Network — Satellite Capacity Agreements" in Note 17 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion. While we expect to continue to provide satellite services to DISH Network, its satellite capacity requirements may change for a variety of reasons, including its ability to construct and launch its own satellites. Any termination or reduction in the services we provide to DISH Network may cause us to have excess capacity on our satellites and require that we aggressively pursue alternative sources of revenue for this business. Our other satellite service sales are generally characterized by shorter-term contracts or spot market sales. Future costs associated with our excess capacity will negatively impact our margins if we do not generate revenue to offset these costs.

As of December 31, 2011 and 2010, our EchoStar Satellite Services segment had contracted revenue backlog attributable to satellites currently in orbit of approximately $1.285 billion and $1.054 billion, respectively, and contracted backlog attributable to satellites under construction of $621 million and $1.1 billion, respectively. Of these amounts, we expect approximately $230 million to be recognized in 2012.

Our Competition

Our EchoStar Satellite Services segment competes against larger, well-established satellite service companies, such as Intelsat, SES S.A. and Telesat, in an industry that is characterized by long-term contracts and high costs for customers to change service providers. Therefore, it will be difficult to displace customers from their current relationships with our competitors. Intelsat and SES S.A. maintain key North American orbital slots that may further limit competition and competitive pricing. In addition, our EchoStar Satellite Services segment could face significant competition from suppliers of terrestrial communications capacity.

While we believe that there may be opportunities to capture new business as a result of market trends such as the increased communications demands of homeland security initiatives, there can be no assurance that we will be able to effectively compete against our competitors due to their significant resources and operating history.

HUGHES SEGMENT

On June 8, 2011, we acquired all of the outstanding equity of Hughes Communications, Inc., pursuant to an agreement and plan of merger (the "Hughes Agreement") by and between us, certain of our subsidiaries, including EchoStar Satellite Services L.L.C., and Hughes Communications, Inc. The funding of the Hughes Acquisition was supported by the issuance of $1.1 billion of senior secured notes and $900 million of senior unsecured notes. In addition to the debt securities issued, we contributed cash and marketable investment securities to, and forgave certain net intercompany accounts payable of, Hughes Satellite Systems Corporation ("HSS"), our wholly-owned subsidiary, formerly known as EH Holding Corporation, totaling $609 million.

Our Products and Services

Our Hughes segment provides satellite broadband Internet access to North American consumers, which we refer to as the consumer market, and broadband network services and systems to the domestic and international enterprise markets. Our Hughes segment also provides managed services to large enterprises and networking systems solutions to customers for mobile satellite and wireless backhaul systems. We incorporate advances in technology to reduce costs and to increase the functionality and reliability of our products and services. Through the usage of advanced spectrally efficient modulation and coding methodologies, such as DVB-S2 and proprietary software web acceleration and compression techniques, we continue to improve the efficiency of our networks. In addition, we invest in technologies to enhance our system and network management capabilities, specifically our managed services for enterprises. We also continue to invest in next generation technologies that can be applied to our future products and services.

Manufacturing

The products in our Hughes segment are designed, assembled and tested primarily at our facilities in Maryland and we outsource a significant portion of the manufacturing of our products to third parties. We believe that the manufacturing facilities used by our Hughes segment have sufficient capacity to handle current demand. We adjust our capacity based on our production requirements. We also work with third-party vendors for the development and manufacture of components that are integrated into our products. We develop dual sourcing capabilities for critical parts when practical and we evaluate outsourced subcontract vendors on a periodic basis. Our operations group, together with our research and development group, works with our vendors and subcontractors to reduce development costs and to increase production efficiency in order to obtain components at lower prices.

Our Customers

Our Hughes segment delivers broadband Internet service to North American consumers. It also provides satellite, wire line and wireless communication network products and services to enterprises in North America and managed networks services and equipment to enterprises and broadband service providers worldwide. In addition, our Hughes segment provides turnkey satellite ground segment systems to mobile system operators and point-to-multipoint microwave radio network systems that are used for cellular backhaul and broadband wireless access.

As of December 31, 2011, we had approximately 626,000 customers that subscribe to our consumer and small/medium enterprise service. In addition, as of December 31, 2011, our Hughes segment had total revenue backlog, which we define as our expected future revenue under customer contracts that are non-cancelable and excluding agreements with our customers in our consumer market, of approximately $1.036 billion. Of this amount, we expect approximately $370 million to be recognized in 2012.

Our Competition

The network communications industry is highly competitive. As a provider of data network products and services in the U.S. and internationally, our Hughes segment competes with a large number of telecommunications service providers. This increasingly competitive environment has put pressure on prices and margins. To compete effectively, we emphasize, among other things, our network quality, our customization capability, our offering of networks as a turnkey managed service (rather than as an equipment sale), our position as a single point of contact for products and services and our competitive prices.

In our consumer market, we compete against traditional telecommunications and wireless carriers, as well as DSL and cable Internet service providers offering competing services in many communities we seek to serve. Cost, speed and accessibility are key determining factors in the election of a service provider by the consumer. Our primary satellite competitor in our consumer market is ViaSat Communications, Inc. (formerly known as WildBlue Communications, Inc., "ViaSat Communications"), which is owned by ViaSat, Inc. ("ViaSat"). To a lesser extent, we also compete with smaller satellite operators such as Spacenet, Inc., which is a subsidiary of Gilat Satellite Networks Ltd. ("Gilat"). We seek to differentiate ourselves based on our service quality, proprietary technology, and our distribution channels. We also face competition from established carriers such as AT&T Corp., Verizon, Sprint Corporation, British Telecommunications plc, France Télécom, Deutsche Telekom AG and the global consortia of telecom operators and other major carriers, which provide international telephone, private line and private network services using their own national telephone networks and those of others.

In our enterprise market, our principal competitors for the supply of very-small-aperture terminals ("VSATs") satellite networks are Gilat, ViaSat and iDirect Technologies ("iDirect"). Unlike Gilat, which offers a full line of broadband products and services for enterprise customers, ViaSat and iDirect offer enterprises only broadband products. In competing with Gilat, ViaSat and iDirect, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. Our Hughes segment also faces competition from resellers and numerous local companies who purchase equipment and sell services to local customers.

Our broadband networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a "last mile" or a congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations.

We currently utilize our SPACEWAY 3 satellite to operate our broadband business. We believe that we will have sufficient capacity to grow our broadband business and that our capacity will grow significantly when we launch EchoStar XVII/Jupiter, formerly known as Jupiter, our next generation, high throughput geostationary satellite, in the summer of 2012.

However, faster subscriber growth rates than anticipated or increases in subscriber consumption of capacity beyond our current expectations could force us to modify our marketing and business plans in some of our coverage regions prior to the launch of EchoStar XVII/Jupiter. Our relative competitive position is constantly changing as we and our competitors strive to improve our respective positions. While our current competitive position provides us the opportunity to grow our business, we cannot be certain of its continuing effects on our business as our competitors modify or adapt their strategies and service offerings.

INTERNATIONAL DTH PLATFORMS

Our experience with digital set-top boxes and satellite delivery systems enables us to provide end-to-end pay-TV delivery systems incorporating our satellite and backhaul capacity, customized digital set-top boxes and related components, and network design and management.

During 2008, we entered into our Dish Mexico joint venture. Pursuant to this arrangement, we provide certain broadcast services and satellite capacity and sell hardware such as digital set-top boxes and related equipment to Dish Mexico. Subject to a number of conditions, we committed to provide $112 million of value over an initial ten year period in the form of cash, equipment and services, which was satisfied as of December 31, 2010.

OTHER BUSINESS OPPORTUNITIES

We intend to evaluate new strategic development opportunities in North America and in other international markets. We also plan to expand our business and support the development of new satellite-delivered services, such as broadband Internet connectivity and mobile video services. The expertise we obtain through these strategic opportunities may also help us to improve and expand the services that we provide to our existing customers.

OUR SATELLITE FLEET

Our satellite fleet consists of both owned and leased satellites detailed in the table below.

Satellites	Launch Date	Degree Orbital Location (West Longitude)	Original Useful Life/ Lease Term (In Years)
Owned:			
EchoStar III (1) (2)	October 1997	61.5	12
EchoStar VI (1)	July 2000	77	12
EchoStar VIII (1)	August 2002	77	12
EchoStar IX (1)	August 2003	121	12
EchoStar XII (1)	July 2003	61.5	10
SPACEWAY 3 (4)	August 2007	95	12
Leased from DISH Network:			
EchoStar I (1)	December 1995	77	12
Leased from Other Third Parties:			
AMC-15 (3)	December 2004	105	10
AMC-16 (3)	January 2005	85	10
Nimiq 5 (1) (3)	September 2009	72.7	15
QuetzSat-1 (1) (3)	September 2011	67.1	10
Under Construction (owned) :			
EchoStar XVI (1)	Expected in 2012	61.5	15
EchoStar XVII/Jupiter	Expected in 2012	107	15
CMBStar	Construction Suspended		

(1) See Note 17 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion of our Related Party Transactions with DISH Network.
(2) Fully depreciated and currently an in-orbit spare.
(3) These satellites are accounted for as capital leases.
(4) Original useful life represents the remaining useful life as of the date of the Hughes Acquisition.

Recent Developments

QuetzSat-1. During 2008, we entered into a ten-year satellite service agreement with SES Latin America S.A. ("SES") to lease all of the capacity on QuetzSat-1. This lease is accounted for as a capital lease. DISH Network has agreed to lease 24 of the 32 direct broadcast satellite ("DBS") transponders on this satellite from us when QuetzSat-1 is placed into commercial operation at the 77 degree west longitude orbital location. This satellite was launched on September 29, 2011 and was placed into service during the fourth quarter 2011 at the 67.1 degree west longitude orbital location while we and DISH Network explore alternative uses for the QuetzSat-1 satellite. In the interim, we are providing DISH Network with alternate capacity at the 77 degree west longitude orbital location. We commenced payments under our agreement with SES upon the placement of the QuetzSat-1 satellite at the 67.1 degree west longitude orbital location.

Satellite Anomalies

Prior to 2011, certain satellites in our fleet have experienced anomalies, some of which have had a significant adverse impact on their remaining useful life and/or commercial operation. There can be no assurance that future anomalies will not further impact the remaining useful life and commercial operation of any of these satellites. See "*Long-Lived Satellite Assets*" in Note 6 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion of evaluation of impairment. In addition, there can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. We generally do not carry in-orbit insurance on any of our satellites, other than SPACEWAY 3, and therefore, we will bear the risk of any uninsured in-orbit failures. However, pursuant to the terms of the agreements governing certain portions of our indebtedness, we are required, subject to certain limitations on coverage, to obtain launch insurance for EchoStar XVII/Jupiter and EchoStar XVI and to maintain in-orbit insurance for EchoStar XVII/Jupiter, EchoStar XVI and SPACEWAY 3. Satellite anomalies with respect to certain of our satellites are discussed below.

Owned Satellites

EchoStar IV. During 2011, EchoStar IV was removed from the 77 degree west longitude orbital location and retired from commercial service. This retirement did not have a material impact on our results of operations or financial position.

EchoStar VIII. EchoStar VIII was designed to operate 32 DBS transponders in the continental U.S. at approximately 120 watts per channel, switchable to 16 DBS transponders operating at approximately 240 watts per channel. EchoStar VIII was also designed with spot-beam technology. This satellite has experienced several anomalies prior to and during 2011. In January 2011, the satellite experienced an anomaly which temporarily disrupted electrical power to some components, causing an interruption of broadcast service. In addition, it has recently been determined that one of the two on-board computers used to control the satellite failed in connection with the January 2011 anomaly. None of these anomalies has impacted the commercial operation or estimated useful life of the satellite. However, if the remaining on-board computer fails, the commercial operation of the satellite would likely be substantially impacted and may result in an impairment of the satellite. There can also be no assurance that these or any future anomalies will not reduce its useful life or impact its commercial operation.

Satellites Under Construction

EchoStar XVI. During November 2009, we entered into a contract for the construction of EchoStar XVI, a DBS satellite, which is expected to be launched during the second half of 2012 and will operate at the 61.5 degree west longitude orbital location. DISH Network has agreed to lease all of the capacity on this satellite from us for a portion of its useful life.

EchoStar XVII/Jupiter. During June 2009, Hughes Communications entered into a contract for the construction of EchoStar XVII/Jupiter, a next-generation, high throughput geostationary satellite, which will employ a multi-spot beam, bent pipe Ka-band architecture and will provide additional capacity for our broadband internet service to the consumer market in North America. EchoStar XVII/Jupiter will operate at the 107 degree west longitude orbital location and is expected to be launched during the summer of 2012.

Satellite Impairments

AMC-15. AMC-15, a fixed satellite services ("FSS") satellite, commenced commercial operation during January 2005 and currently operates at the 105 degree west longitude orbital location. This satellite is equipped with 24 Ku FSS transponders that operate at approximately 120 watts per channel and a Ka FSS payload consisting of 12 spot beams. During 2011, AMC-15 experienced solar-power anomalies, which caused a power loss that reduced its capacity. Pursuant to the satellite services agreement, we negotiated a reduction of our monthly recurring payment, which impacted the carrying value of the satellite and the related capital lease obligation. The monthly recurring payment has been reduced and as a result our capital lease obligation and the corresponding asset value was decreased by a total of $20 million each.

AMC-16. AMC-16, an FSS satellite, commenced commercial operation during February 2005 and currently operates at the 85 degree west longitude orbital location. This satellite is equipped with 24 Ku-band FSS transponders that operate at approximately 120 watts per channel and a Ka-band payload consisting of 12 spot beams. During 2010, AMC-16 experienced a solar-power anomaly, which caused a partial power loss that reduced its capacity. Pursuant to the satellite services agreement, we are entitled to a reduction of our monthly recurring payment in the event of a partial loss of satellite capacity. During 2010, the monthly recurring payment was reduced and as a result, our capital lease obligation, and the corresponding asset value, was decreased by a total of $39 million. In addition, beginning in May 2011, the monthly recurring payment was further reduced due to the 2010 anomaly and as a result our capital lease obligation was further decreased by approximately $7 million. AMC-16 currently has no net book value (due to prior period impairments) therefore a $7 million gain was recorded in "Other, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss). During the first quarter 2012, AMC-16 experienced an additional solar-power anomaly, which caused a partial power loss that further reduced its capacity. Testing is being performed to determine the extent to which this anomaly impacted its commercial operations, the extent to which the monthly recurring payment may be further reduced and the extent to which our capital lease obligation may be further decreased. There can be no assurance that this anomaly or any future anomalies will not reduce its useful life or further impact its commercial operations.

CMBStar. During 2008, we suspended construction of the CMBStar satellite and recorded an $85 million impairment. During 2011, we performed our annual impairment analysis and determined that the discounted cash flows would not recover the carrying amount of this satellite resulting in an additional $33 million impairment. We determined the fair value of this satellite by evaluating the probable cash flows that we may receive from potential uses including what other purchasers in the market may have paid for a reasonably similar asset and the fair value we could realize should we deploy the satellite in a manner different from its original intended use (for example, we considered component resale values). The valuation model used Level 3 inputs. We continue to explore alternative uses for this satellite, including potentially reconfiguring the satellite and changing its proposed orbital location in a manner that would be more cost-effective than designing and constructing a new satellite. There can be no assurance that this satellite will not be further impaired in the future.

GOVERNMENT REGULATIONS

We are subject to comprehensive regulation by the FCC for our domestic satellite and telecommunications operations. We are also regulated by other federal agencies, state and local authorities, the International Telecommunication Union ("ITU") and certain foreign governments. In addition, we are also subject to the export control laws and regulations and trade and economic sanctions laws and regulations of the U.S. with respect to the export of telecommunications equipment and services. Depending upon the circumstances, noncompliance with applicable legislation or regulations could result in suspension or revocation of our licenses or authorizations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

The following summary of regulatory developments and legislation is not intended to describe all present and proposed government regulation and legislation affecting the satellite and digital set-top box equipment markets. Government regulations that are currently the subject of judicial or administrative proceedings, legislative hearings or administrative proposals could adversely affect us and our industries to varying degrees. We cannot predict either the outcome of these proceedings or any potential impact they might have on the industry or on our operations.

Regulations Applicable to Satellite Operations

FCC Jurisdiction over Satellite Operations.

The Communications Act of 1934, as amended (the "Communications Act") gives the FCC broad authority to regulate our satellite operations. All commercial entities that use radio frequencies to provide communications services in the U.S. are subject to the jurisdiction of the FCC under the Communications Act. Specifically, the Communications Act gives the FCC regulatory jurisdiction over the following areas relating to communications satellite operations:

- the assignment of satellite radio frequencies and orbital locations, the licensing of satellites and earth stations, the granting of related authorizations, and evaluation of the fitness of a company to be a licensee;
- approval for the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;
- ensuring compliance with the terms and conditions of such assignments, licenses, authorizations and approvals including required timetables for construction and operation of satellites;
- avoiding interference with other radio frequency emitters; and
- ensuring compliance with other applicable provisions of the Communications Act and FCC rules and regulations.

To obtain FCC licenses and authorizations for satellites and earth stations, satellite operators must satisfy strict legal, technical and financial qualification requirements. Once issued, these licenses and authorizations are subject to a number of conditions including, among other things, satisfaction of certain technical and ongoing due diligence obligations, construction milestones, and various reporting requirements. Applications for new or modified satellites and earth stations are necessary for further development and expansion of satellites services and generally must be approved by the FCC in advance. Necessary federal approval of these applications may not be granted, may not be granted in a timely manner, or may be granted subject to conditions which may be cumbersome.

Licenses, Authorizations and Contractual Rights for Satellite Capacity

Our spacecraft operations are subject to the licensing jurisdiction of, and conditions imposed by, among others, the FCC and any other government whose ITU filing we use to operate a satellite. Such conditions may include, for example, that we implement the satellite system in a manner consistent with certain milestones (such as for contracting, satellite design, construction, and launch and implementation of service), that the satellite control center be located in national territory, that a license be obtained prior to launching or operating the satellite or that a license be obtained before interconnecting with the local switched telephone network.

DTH Video Satellites. Our DBS satellites are located in orbital positions, or slots, that are designated by their western longitude. An orbital position describes both a physical location in space (at a fixed altitude of approximately 22,300 miles above the Earth's equator) and an assignment of spectrum in the applicable frequency band. Each transponder on our satellites typically exploits one frequency channel, which can yield several channels of video programming by means of digital compression. Certain of our satellites also include spot-beam technology that enables us to provide services on a local or regional basis, but reduces the number of frequency channels that could otherwise be utilized across the entire U.S.

We have U.S. DBS licenses for 30 frequency channels at the 61.5 degree west longitude orbital location, capable of providing service to the Eastern and Central U.S. We are also currently operating on the two unassigned frequency channels at the 61.5 degree west longitude orbital location under a conditional special temporary authorization. That authority requires periodic renewal every 180 days. The licensing method for assigning these two channels will be decided in a pending FCC rulemaking proceeding, and these two channels are currently subject to an FCC moratorium on new DBS applications. The FCC has previously found that existing DBS providers will not be eligible for the two unassigned channels at the 61.5 degree west longitude orbital location. There is a pending petition for reconsideration of that decision, which will be evaluated as part of the FCC rulemaking.

We also have FCC authority to provide service from a Mexican DBS orbital slot at the 77 degree west longitude orbital location using 24 frequency channels and at a Canadian DBS orbital slot at the 72.7 degree west longitude orbital location using 32 frequency channels. In addition, we hold licenses or have entered into agreements to lease capacity on satellites at FSS orbital locations including:

- 500 MHz of Ku spectrum divided into 32 frequency channels at the 121 degree west longitude orbital location, capable of providing service to CONUS, plus 900 MHz of Ka spectrum at the 121 degree west longitude orbital location capable of providing service into select spot beams;
- 500 MHz of Ku spectrum divided into 24 frequency channels at the 105 degree west longitude orbital location, currently capable of providing service to CONUS, Alaska and Hawaii, plus at least 720 MHz of Ka spectrum capable of providing service into select spot beams; and
- 500 MHz of Ku spectrum divided into 24 frequency channels at the 85 degree west longitude orbital location, currently capable of providing service to CONUS, plus at least 720 MHz of Ka spectrum capable of providing service into select spot beams.

In addition, we have a number of modifications, special temporary authorities, and license applications pending with the FCC. There can be no assurance that the FCC will grant any of these applications, or that the authorizations, if granted, will not be subject to onerous conditions. Moreover, the cost of building and launching a satellite can be as much as $300 million or more, and there can be no assurance that we will be able to construct and launch all of the satellites for which we have requested authorization.

Furthermore, we were the high bidder at an auction conducted by ANATEL, the communications regulatory authority in Brazil for a license to use the DBS spectrum at the 45 degree west longitude orbital location to provide direct-to-home services. We have applied to ANATEL for a license for that slot. This authorization would also allow for the operation of broadband or mobile services from the 45 degree west longitude orbital position.

Broadband Satellites. We currently hold a license to operate SPACEWAY 3 at the 95 degree west longitude orbital location, which is in-orbit. SPACEWAY 3 is capable of providing service to the U.S. and Canada.

We also hold an authorization issued by the Office of Communications in the United Kingdom ("Ofcom") and a Letter of Intent authorization from the FCC that will allow us to operate the EchoStar XVII/Jupiter satellite from the 107 degree west longitude orbital location and transmit to earth stations located in the U.S., when it is launched, which is expected to be in the summer of 2012. We have authorizations issued by Ofcom and have filed applications with the FCC to operate satellites at certain additional locations on the geostationary arc in anticipation of the deployment of future satellites. We cannot be certain that we will meet our progress milestones or other requirements with respect to our current or future licenses, or that our pending applications for new or modified authority will be granted.

Duration of Satellite Licenses. Generally speaking, all satellite licenses granted by the FCC are subject to expiration unless renewed by the FCC. The term of each of our DBS licenses is 10 years, and our FSS licenses generally have 15 year terms. Our licenses are currently set to expire at various times. In addition, special temporary authorizations are granted for periods of only 180 days or less, subject to possible renewal by the FCC. Generally, our FCC satellite licenses and special temporary authorizations have been renewed by the FCC on a routine basis, but there can be no assurance that the FCC will continue to do so. Licenses granted by ANATEL, the Brazilian communications regulatory authority, are valid for 30 years and there is no specified time limit for authorizations granted by Ofcom.

The earth station licenses we hold are granted for terms that vary significantly depending upon the jurisdiction in which they were obtained. The FCC also has granted periodic requests by us for special temporary authorizations and experimental authorizations to operate new or modified facilities on a temporary basis. There can be no assurance that the FCC or other regulators will continue granting applications for new earth stations or for the renewal of existing ones.

Opposition and Other Risks to Our Licenses. Several third parties have opposed, and we expect them to continue to oppose, some of our FCC satellite authorizations and pending and future requests to the FCC for extensions, modifications, waivers and approvals of our licenses. In addition, we may not have fully complied with all of the FCC reporting, filing and other requirements in connection with our satellite authorizations. Consequently, it is possible the FCC could revoke, terminate, condition or decline to extend or renew certain of our authorizations or licenses.

Reverse Band (17/24 GHz BSS) Spectrum. Recently authorized 17/24 GHz BSS operations may interfere with the uplink operations of our DBS satellites. At this time, no applications have been filed to operate a 17/24 GHz BSS satellite near our DBS satellites at 61.5 degrees. However, it is possible that such an application may be filed in the future. Furthermore, the FCC has a pending rulemaking to decide how to protect DBS satellites from 17/24 GHz BSS operations, and we cannot predict if and how the final rules will affect either our DBS operations at 61.5 degrees.

LMDS Licenses. In 2010, we purchased an additional equity interest in Alta Wireless, Inc. which holds certain authorizations for Local Multipoint Distribution Service ("LMDS") licenses in each of Kansas City, Phoenix, Cheyenne, and San Diego.

Interference from Other Services Sharing Satellite Spectrum. The FCC has adopted rules that allow non-geostationary orbit satellite services to operate on a co-primary basis in the same frequency band as DBS and FSS. The FCC has also authorized the use of multichannel video and data distribution service ("MVDDS") in the DBS band. MVDDS licenses were auctioned in 2004. While, to our knowledge, no MVDDS systems have been commercially deployed, several systems are now being tested, and may soon be deployed. Despite regulatory provisions designed to protect DBS and FSS operations from harmful interference, there can be no assurance that operations by other satellites or terrestrial communication services in the DBS and FSS bands will not interfere with our DBS and FSS operations and adversely affect our business.

International Satellite Competition and Interference for Our DTH Video Satellites. As noted above, we have received authority to provide DBS service to the U.S. from a Mexican orbital slot at 77 degrees, and a Canadian orbital slot at 72.7 degrees. DirecTV, Spectrum Five and DISH Network have received similar authorizations to provide service to the U.S. from foreign orbital slots. The possibility that the FCC will allow service to the U.S. from additional foreign slots may permit additional competition against us from other satellite providers. It may also provide a means by which to increase our available satellite capacity in the U.S. In addition, a number of administrations, such as Great Britain and The Netherlands, have requested to add orbital locations serving the U.S. close to our licensed slots. Such operations could cause harmful interference to our satellites and constrain our future operations at those slots if such "tweener" operations are approved by the FCC. The risk of harmful interference will depend upon the final rules adopted in the FCC's "tweener" proceeding.

Regulations Applicable to Our EchoStar Technologies Segment

FCC Jurisdiction over Set-Top Box Operations. Our digital set-top boxes and similar devices must also comply with FCC technical standards and requirements. The FCC has specific Part 15 regulations for television broadcast receivers and television interface devices.

Separate Security Plug and Play. U.S. cable companies are required by law to separate the security from the other functionality of their set-top boxes. Set-top boxes used by DBS providers are not currently subject to this separate security requirement. However, the FCC is currently considering a possible expansion of the requirement to set-top boxes. The development of a retail market for cable set-top boxes could provide us with an opportunity to expand sales of set-top boxes and related equipment for use in non-DBS households. The cable industry and consumer electronics companies have reached a "tru2way" commercial arrangement to resolve many of the outstanding issues related to this requirement. We have licensed tru2way technology for use with cable set-top boxes. We cannot predict whether the FCC will impose rules on DBS providers that are based on cable "plug and play" rules or the concepts from the private tru2way commercial arrangement. If the FCC were to extend or expand its separate security rules or the tru2way commercial arrangement to include DBS providers, sales of our set-top boxes to DBS providers may be negatively impacted. Specifically, if a retail DBS set-top box market develops capable of accepting removable security modules, there is a risk that we would have reduced sales if competitors produce DBS set-top boxes.

Telecommunications Regulation

We are required to contribute a percentage of our revenues from telecommunications services to the Universal Service Fund to support mechanisms that subsidize the provision of services to low-income consumers, high-cost areas, schools, libraries and rural health care providers. This percentage is set each calendar quarter by the FCC. Current FCC rules permit us to pass this Universal Service Fund contribution through to our customers. The FCC also requires broadband Internet access and Internet telephony service providers to comply with the requirements of the Federal Communications Assistance for Law Enforcement Act ("CALEA"). CALEA generally requires telecommunications carriers, including satellite-based carriers, to ensure that law enforcement agencies are able to conduct lawfully-authorized surveillance of users of their services. In addition, as a provider of interconnected VOIP services, we are required to abide by a number of rules related to telephony service, including rules dealing with the protection of customer information and the processing of emergency calls.

State and Local Regulation

We are also regulated by other federal agencies, and state and local authorities. While the FCC has preempted many state and local regulations that impair the installation and use of VSATs and other consumer satellite dishes, our businesses nonetheless may be adversely affected by state and local regulation, including, among others, zoning regulations that impair the ability to install these consumer satellite earth station antennas.

International Regulation

In addition, we are subject to regulation by the ITU and certain foreign governments and national communications regulatory authorities of other countries in which we, and under certain circumstances our resellers and distributors, provide services or operate earth stations. The laws and regulatory requirements regulating access to satellite systems vary from country to country. In certain countries, a license is required to provide our services and to operate satellite earth stations. The application procedure can be time-consuming and costly in some countries, and the terms of licenses vary for different countries. In some countries, there may be restrictions on our ability to interconnect with the local switched telephone network. In addition, in certain countries, there are limitations on the fees that can be charged for the services we provide.

Many countries permit competition in the provision of voice, data or video services, the ownership of the equipment needed to provide telecommunications services and the provision of transponder capacity to that country. We believe that this trend should continue due to commitments by many countries to open their satellite markets to competition. In other countries, however, a single entity, often the government-owned telecommunications authority, may hold a monopoly on the ownership and operation of telecommunications facilities or on the provision of telecommunications to, from or within the country. In those cases, we may be required to negotiate for access to service or equipment provided by that monopoly entity, and we may not be able to obtain favorable rates or other terms.

The International Telecommunication Union Frequency Registration. The orbital location and frequencies for certain of our satellites are subject to the frequency registration and coordination process of the ITU. The ITU Radio Regulations define the international rules, regulations and rights for a satellite to use specific radio frequencies at a specific orbital location. These rules differ depending on the type of service to be provided and the spectrum to be used by the satellite. On our behalf, the FCC and Ofcom have made filings with the ITU for SPACEWAY 3, EchoStar XVII/Jupiter and for other potential future satellites we may build or acquire. The U.S. government has also filed requests for modification of the ITU Region 2 Broadcasting-Satellite Service ("BSS") plan relating to certain of our DBS satellites. The FCC and Ofcom may make future ITU filings with respect to our proposed FSS and DBS satellites. In the event the international coordination process that is triggered by ITU filings under applicable rules is not successfully completed, or that the requests for modification of the BSS plan are not granted by the ITU, we will have to operate the applicable satellite(s) on a non-interference basis. If we cannot do so, we may have to cease operating such satellite(s) at the affected orbital location. We cannot be sure of the successful outcome of these ITU processes. We have cooperated, and will continue to cooperate, with the FCC and Ofcom in the preparation of ITU filings and responses.

Export Control Regulation

In the operation of our business, we must comply with all applicable export control and economic sanctions laws and regulations of the U.S. and other countries. Applicable U.S. laws and regulations include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC").

The export of certain hardware, technical data and services relating to satellites and the supply of certain ground control equipment, technical services and data, and satellite communication/control services to non-U.S. persons or to destinations outside the U.S. is regulated by the U.S. Department of State's Directorate of Defense Trade Controls, under the ITAR and is subject to strict export control and prior approval requirements. Other items are controlled for export by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") under the EAR. For example, BIS regulates our export of equipment for earth stations in ground networks located outside of the U.S. In addition, we cannot provide certain equipment or services to certain countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from OFAC. We are also subject to the Foreign Corrupt Practices Act, which generally prohibits companies and their intermediaries from making improper payments or giving or promising to give anything of value to foreign government officials and other individuals for the purpose of obtaining or retaining business or gaining a competitive advantage.

Environmental Regulation

We are subject to the requirements of federal, state, local and foreign environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge, waste management, hazardous chemicals and product disposal, most significantly the Resource Conservation and Recovery Act ("RCRA") and the Emergency Planning and Community Right-to-Know Act ("EPCRA"). Under the RCRA, our Hughes segment is considered a small quantity generator.

As required by the EPCRA, we file periodic reports with regulators covering four areas: Emergency Planning, Emergency Release, Hazardous Chemical Storage and Toxic Chemical Release. We maintain small quantities of hazardous materials on our premises and, therefore, have relatively modest reporting requirements under the EPCRA. We are also subject to the requirements of other environmental and occupational safety and health laws and regulations.

Our environmental compliance costs to date have not been material, and we currently have no reason to believe that such costs will become material in the foreseeable future. We do not expect capital or other expenditures for environmental compliance to be material in 2012 or 2013. However, environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

PATENTS AND TRADEMARKS

We currently rely on a combination of patent, trade secret, copyright and trademark law, together with licenses, non-disclosure and confidentiality agreements and technical measures, to establish and protect proprietary rights in our products. We hold U.S. patents covering various aspects of our products and services, including patents covering technologies that we believe will enable the production of lower cost satellite terminals and provide for significant acceleration of communication speeds and enhancement of throughput. The duration of each of our U.S. patents is generally 20 years from the earliest filing date to which the patent has priority. We have granted licenses to use our trademarks and service-marks to resellers worldwide, and we typically retain the right to monitor the use of those marks and impose significant restrictions on their use in efforts to ensure a consistent brand identity. We protect our proprietary rights in our software through software licenses that, among other things, require that the software source code be maintained as confidential information and that prohibit any reverse-engineering of that code.

We believe that our patents are important to our business. We also believe that, in some areas, the improvement of existing products and the development of new products, as well as reliance upon trade secrets and unpatented proprietary know-how, are important in establishing and maintaining a competitive advantage. We believe, to a certain extent, that the value of our products and services are dependent upon our proprietary software, hardware and other technology remaining trade secrets and/or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners.

In general, if a court determines that one or more of our products infringes valid intellectual property rights held by others, we may be required to cease developing or marketing those products, obtain licenses from the holders of the intellectual property at a material cost, or redesign those products in such a way as to avoid infringement. If those intellectual property rights are held by a competitor, we may be unable to obtain a license to such intellectual property at any price, which could adversely affect our competitive position.

We may not be aware of all patents and other intellectual property rights that our products and services may potentially infringe. In addition, patent applications in the U.S. are confidential until the Patent and Trademark Office either publishes the application or issues a patent (whichever arises first) and, accordingly, our products may infringe claims contained in pending patent applications of which we are not aware. Further, the process of determining definitively whether a patent claim is valid and whether a particular product infringes a valid patent claim often involves expensive and protracted litigation, even if we are ultimately successful on the merits.

We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to intellectual property rights held by others and the availability and cost of any such licenses. Those costs, and their impact on our results of operations, could be material. Damages in patent infringement can be substantial, and in certain circumstances, can be trebled. To the extent that we are required to pay unanticipated royalties to third parties, these increased costs of doing business could negatively affect our liquidity and operating results. We are currently defending multiple patent infringement actions. We cannot be certain the courts will conclude these companies do not own the rights they claim, that these rights are not valid or that our products and services do not infringe on these rights. We also cannot be certain that we will be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products and services to avoid infringement. See "Item 3 – Legal Proceedings."

RESEARCH AND DEVELOPMENT AND ENGINEERING

We have a skilled and multi-disciplined engineering organization that develops our products and services. Our in-house technological capability includes a wide range of skills required to develop the hardware, software and firmware used in our products and services. In addition to our product development skills, over the past 30 years, Hughes Communications has pioneered numerous advances in the area of wireless communication techniques and methodologies. EchoStar has pioneered many advances in the areas of television broadcasting, video placeshifting, video copy protection and digital video recording.

With respect to hardware development, we have skill sets that include complex digital designs, radio frequency and intermediate frequency analog designs, advanced application-specific integrated circuit designs and sophisticated consumer and system level packaging designs. We also have extensive experience in developing products for high-volume, low-cost manufacturing for the consumer industry, including satellite TV set-top receivers and dual mode satellite and cellular handsets.

As a complement to our hardware development, we have developed extensive experience in designing reliable software systems as part of our telecommunication systems and services offerings. For example, our broadband product line for the enterprise market supports an extensive range of protocols for data communications. Our software engineers have also developed many large turnkey systems for our customers by designing the overall solution, implementing the various subsystems, deploying the entire network and user terminals, integrating and verifying the operational system and ultimately training the customers' technicians and operators.

GEOGRAPHIC AREA DATA AND TRANSACTIONS WITH MAJOR CUSTOMERS

For principal geographic area data and transactions with major customers for 2011, 2010 and 2009, see Note 15 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K. See "Item 1A – Risk Factors" for information regarding risks attendant to our foreign operations.

EMPLOYEES

As of December 31, 2011, we had approximately 4,200 employees and generally consider relations with them to be good. In addition, DISH Network provides us with certain management and administrative services, which include the services of certain employees of DISH Network. See "Certain Intercompany Agreements — Management Services Agreement and Professional Services Agreement" set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Certain Relationships and Related Transactions." Other than 57 of our employees located in Italy and Brazil, none are represented by a union.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and accordingly file an annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. As an electronic filer, our public filings are also maintained on the SEC's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

WEBSITE ACCESS

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act also may be accessed free of charge through our website as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. The address of that website is http://www.echostar.com.

We have adopted a written code of ethics that applies to all of our directors, officers and employees, including our principal executive officer and senior financial officers, in accordance with the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission promulgated thereunder. Our code of ethics is available on our corporate website at http://www.echostar.com. In the event that we make changes in, or provide waivers of, the provisions of this code of ethics that the SEC requires us to disclose, we intend to disclose these events on our website.

EXECUTIVE OFFICERS OF THE REGISTRANT
(furnished in accordance with Item 401 (b) of Regulation S-K, pursuant to General Instruction G(3) of Form 10-K)

The following table and information below sets forth the name, age and position with EchoStar of each of our executive officers, the period during which each executive officer has served as such, and each executive officer's business experience during the past five years:

Name	Age	Position
Charles W. Ergen............	58	Chairman
Michael T. Dugan...........	63	Chief Executive Officer, President and Director
Kenneth G. Carroll	56	Executive Vice President and Chief Financial Officer
Mark W. Jackson............	51	President, EchoStar Technologies L.L.C.
Anders N. Johnson..........	54	President, EchoStar Satellites Services L.L.C.
Pradman P. Kaul.............	65	President, Hughes Communications, Inc. and Director
Sandi L. Kerentoff..........	58	Executive Vice President, Global Human Resources
Roger J. Lynch................	49	Executive Vice President, Advanced Technologies L.L.C.
Dean A. Manson	45	Executive Vice President, General Counsel and Secretary
Steven B. Schaver..........	57	President, EchoStar International Corporation

Charles W. Ergen. Mr. Ergen serves as our executive Chairman and Chairman of the Board of Directors. Mr. Ergen served as our Chief Executive Officer from our formation in 2007 until November 2009. Mr. Ergen serves as executive Chairman and has been Chairman of the Board of Directors of DISH Network since its formation and, during the past five years, has held executive officer and director positions with DISH Network and its subsidiaries.

Michael T. Dugan. Mr. Dugan has served as Chief Executive Officer and President of EchoStar since November 2009. Mr. Dugan also serves as a member of our Board of Directors. Mr. Dugan served as a senior advisor to EchoStar since January 1, 2008. From May 2004 to December 2007, he was a director of DISH Network, and served DISH Network alternately as Chief Technical Officer and senior advisor from time to time.

Kenneth G. Carroll. Mr. Carroll has served as our Executive Vice President and Chief Financial Officer since November 2011. Mr. Carroll, a 20-year veteran in the satellite TV and satellite broadband industry, served as Chief Operating Officer of EchoStar Satellite Services from August 2010 to June 2011, and as Executive Vice President, Business Development and International, of EchoStar Corporation from June 2011 to November 2011. Prior to joining EchoStar, from 2003 to 2010, Mr. Carroll served as President and Chief Operating Officer of WildBlue Communications, Inc., a nationwide satellite broadband company. In addition, Mr. Carroll previously served as Chief Financial Officer for Liberty Satellite & Technology and DTH satellite TV provider PrimeStar.

Mark W. Jackson. Mr. Jackson is currently the President of EchoStar Technologies L.L.C. and oversees all day to day operations of our EchoStar Technologies segment. Mr. Jackson served as the President of EchoStar Technologies Corporation from June 2004 through December 2007.

Anders N. Johnson. Mr. Johnson has served as President of EchoStar Satellite Services L.L.C. since June 2011. Mr. Johnson was most recently at SES World Skies where he served as Senior Vice President of Strategic Satellite Development. Mr. Johnson joined SES GLOBAL after the combination of GE Capital and SES GLOBAL in 2001. Prior to SES GLOBAL, Mr. Johnson worked at GE Capital beginning in 1985 in a variety of executive level roles in Satellite Services, Aviation Services and Transportation & Industrial Financing.

Pradman P. Kaul. Mr. Kaul has served as the President of Hughes Communications, Inc. since February 2006. Mr. Kaul also serves as a member of our Board of Directors. Previously, Mr. Kaul served as the Chief Operating Officer, Executive Vice President and Director of Engineering of Hughes Network Systems, LLC. Mr. Kaul received a Bachelor of Science degree in Electrical Engineering from The George Washington University and a Master of Science degree in Electrical Engineering from the University of California at Berkeley. Mr.Kaul has been inducted as a member of the National Academy of Engineering.

Sandi L. Kerentoff. Ms. Kerentoff has served as our Executive Vice President, Global Human Resources since February 2012, following her appointment as head of Global Human Resources in October 2011. Ms. Kerentoff also has served as Senior Vice President, Administration and Human Resources of Hughes Network Systems, LLC since April 2000. Ms. Kerentoff joined Hughes Network Systems, LLC in 1977 and, from 1977 to 2000, held various positions of increasing responsibility. She received her Bachelor of Science degree in Finance from Michigan State University.

Roger J. Lynch. Mr. Lynch has served as our Executive Vice President, Advanced Technologies L.L.C. since November 2009. Mr. Lynch also serves as Executive Vice President, Advanced Technologies at DISH Network. Prior to joining EchoStar, Mr. Lynch served as Chairman and CEO of Video Networks International, Ltd., an IPTV technology company in the United Kingdom from 2002 through 2009.

Dean A. Manson. Mr. Manson has served as our Executive Vice President, General Counsel and Secretary since November 2011, and is responsible for all legal and government affairs of EchoStar Corporation and its subsidiaries. Mr. Manson joined Hughes Communications in 2000 from the law firm of Milbank, Tweed, Hadley & McCloy, where he focused on international project finance and corporate transactions, and was appointed General Counsel of Hughes Communications in 2004. Mr. Manson received a Bachelor of Science in Engineering from Princeton University and a Juris Doctorate from Columbia University School of Law.

Steven B. Schaver. Mr. Schaver has served as President of EchoStar International Corporation since April 2000. Mr. Schaver served as DISH Network's Chief Financial Officer and Chief Operating Officer from 1996 to 2000.

There are no arrangements or understandings between any executive officer and any other person pursuant to which any executive officer was selected as such. Pursuant to the Bylaws of EchoStar, executive officers serve at the discretion of the Board of Directors.

Item 1A. RISK FACTORS

The risks and uncertainties described below are not the only ones facing us. If any of the following events occur, our business, financial condition or results of operation could be materially and adversely affected.

General Risks Affecting Our Business

We currently derive a substantial portion of our revenue from our two primary customers, DISH Network and Bell TV. The loss of, or a significant reduction in, orders from, or a decrease in selling prices of digital set-top boxes, transponder leasing, provision of digital broadcast services and/or other products or services to DISH Network or Bell TV would significantly reduce our revenue and adversely impact our results of operations.

DISH Network accounted for 59.9%, 82.5% and 81.3% of our total revenue for the years ended December 31, 2011, 2010 and 2009, respectively. Bell TV accounted for 7.9%, 8.6% and 10.5% of our total revenue for the years ended December 31, 2011, 2010 and 2009, respectively. Any reduction in sales to DISH Network or Bell TV or in the prices they pay for the products and services they purchase from us could have a significant negative impact on our business. In addition, because a significant portion of our revenue is derived from DISH Network and Bell TV, our success also depends to a significant degree on the continued success of DISH Network and Bell TV in attracting new subscribers and in marketing programming packages and other services and features to subscribers that will require the purchase of new digital set-top boxes, and in particular, new digital set-top boxes at the high-end of our product range that incorporate high-definition, multiple tuners and other advanced technology. If DISH Network's gross subscriber additions are adversely affected by the sustained economic weakness in the U.S. or for any other reason, we may experience a decline in our sales of digital set-top boxes to DISH Network. As disclosed by DISH Network in its Annual Report on Form 10-K for the year ended December 31, 2011, DISH Network experienced fewer gross subscriber additions during 2011. Therefore, it is possible that DISH Network will purchase fewer digital set-top boxes and related components from us in the future than it purchased during the year ended December 31, 2011. This decrease could have a material adverse effect on our results of operations. In addition, to the extent that DISH Network experiences fewer gross new subscriber additions, sales of our digital set-top boxes and related components to DISH Network may further decline, which in turn could have a further material adverse effect on our financial position and results of operations.

In addition, the timing of orders for digital set-top boxes from these two customers could vary significantly depending on equipment promotions these customers offer to their subscribers, changes in technology, and their use of remanufactured digital set-top boxes, which may cause our revenue to vary significantly quarter over quarter and could expose us to the risks of inventory shortages or excess inventory. These inventory risks are particularly acute during product end-of-life transitions in which a new generation of digital set-top boxes is being deployed and inventory of older generation digital set-top boxes is at a higher risk of obsolescence. This in turn could cause our operating results to fluctuate significantly. Furthermore, because of the maturing and competitive nature of the digital set-top box business, the limited number of potential new customers and the short-term nature of our purchase orders with DISH Network and Bell TV, we could in the future experience downward pricing pressure on our digital set-top boxes to DISH Network or Bell TV, which in turn would adversely affect our gross margins and profitability.

DISH Network is currently our primary customer of digital set-top boxes and digital broadcast operation services. These products and services are provided pursuant to contracts that expire on December 31, 2014 and December 31, 2016, respectively. Thereafter, if we are unable to extend those contracts on similar terms with DISH Network, or if we are otherwise unable to obtain acceptable replacement contracts from third parties following a termination by DISH Network, there could be a significant adverse effect on our business, results of operations and financial position.

There are a relatively small number of potential new customers for our digital set-top boxes, satellite services and digital broadcast operations, and we expect this customer concentration to continue for the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as the continued success of these customers. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may sell a specified product only to that customer. If we do not develop relationships with new customers, we may not be able to expand our customer base or maintain or increase our revenue.

Historically, many of our potential customers have perceived us as a competitor due to our affiliation with DISH Network. There can be no assurance that we will be successful in entering into any commercial relationships with potential customers who are competitors of DISH Network (particularly if we continue to be perceived as affiliated with DISH Network as a result of common ownership and certain shared management services).

Economic weakness, including high unemployment and reduced consumer spending, may adversely affect our ability to grow or maintain our business.

A substantial portion of our revenue comes from providers of pay-TV services that in turn derive a substantial majority of their revenue from residential customers whose spending is affected by economic uncertainty. Our business also depends on the economic health and willingness of our customers and potential customers to make and adhere to capital and financial commitments to purchase our products and services. The U.S. and world economy experienced significant slowdown and other weaknesses in the past few years, and the economic environment may continue to be unfavorable in the future.

Our ability to grow or maintain our business may be adversely affected by sustained economic weakness, including the effect of wavering consumer confidence, high unemployment and other factors that may adversely affect our EchoStar Technologies segment and providers of pay-TV services and the telecommunications industry. In particular, the weak economic conditions may result in the following:

- ***Decreased Demand and Increased Pricing Pressure***. Subscribers to pay-TV services may delay purchasing decisions or reduce or reallocate their discretionary spending, which may in turn decrease demand for programming packages from pay-TV providers that include set-top box equipment manufactured by us. Increased pricing pressures may result in reduced margins for pay-TV providers, including DISH Network and Bell TV and may reduce demand for high-end digital set top boxes on which we earn higher gross margins. Furthermore, pay-TV providers may increasingly look to make purchases from foreign set-top box suppliers primarily located in Asia with lower-priced products as their customers become more cost-sensitive in making purchase decisions as a result of weak economic conditions. In addition, the telecommunications industry has been facing significant challenges resulting from excess capacity, new technologies and intense price competition. If the U.S. and world economic conditions continue to be volatile or deteriorate further or if the telecommunications industry experiences future weakness, we could experience reduced demand for, and pricing pressure on, our products and services, which could lead to a reduction in our revenues and adversely affect our business, financial condition and results of operations.

- ***Excess Inventories and Satellite Capacity.*** There is an increased risk of excess and obsolete inventories as a result of possible lower demand for pay-TV services and the resultant lower demand for digital set-top boxes from pay-TV providers. We may also have excess satellite capacity resulting from possible decreased demand for pay-TV services and other services utilizing satellite transmission.
- ***Increased Impairment Charges.*** Sustained economic weakness could result in substantial future impairment charges relating to, among other things, satellites, FCC authorizations, goodwill and intangibles, and our debt and equity investments.

If we are unable to properly respond to technological changes, our business could be significantly harmed.

Our business and the market in which we operate are characterized by rapid technological changes, evolving industry standards and frequent product and service introductions and enhancements. If we are unable to properly respond to or keep pace with technological developments, or fail to develop new technologies, our existing products and services may become obsolete and demand for our products and services may decline. Even if we keep up with technological innovation, we may not meet the demands of the network communications market. If we are unable to respond to or keep pace with technological advances on a cost-effective and timely basis, or if our products, applications or services are not accepted by the market, then our business, financial condition and results of operations would be adversely affected.

For instance, there is increasing demand for the delivery of digital video services via the Internet. If this increasing demand, along with other changes in technology leads pay-TV subscribers to use devices such as personal computers, Internet ready televisions, blu-ray players or gaming consoles, instead of set-top boxes, to receive their pay-TV services, our customers may not need to purchase our digital set-top boxes to provide their subscribers with their pay-TV services. Our competitors may also introduce technologies that compete favorably with our digital set-top boxes or that cause our digital set-top boxes to no longer be of significant benefit to our customers.

We and our suppliers may not be able to keep pace with technological developments. If we fail to timely obtain such technologies from our suppliers or introduce products and services with superior technologies, if the new technologies developed by us or our partners fail to achieve sustained acceptance in the marketplace or become obsolete, or if our competitors obtain or develop proprietary technologies that are perceived by the market as being superior to ours, we could suffer a material adverse effect on our future competitive position that could in turn decrease our revenues and earnings. Furthermore, after we have incurred substantial research and development costs, one or more of the technologies under our development, or under development by one or more of our strategic partners, could become obsolete prior to its introduction. Even if we keep up with technological innovation, we may not meet market demands.

Our response to technological developments depends, to a significant degree, on the work of technically skilled employees. Competition for the services of such employees is intense. Although we strive to attract and retain these employees, we may not succeed in this respect.

Certain of our sales to DISH Network could be terminated or substantially curtailed on short notice, which would have a detrimental effect on us.

DISH Network has no obligations to continue to purchase our products and only certain obligations to continue to purchase certain of our services. Therefore, our relationship with DISH Network could be terminated or substantially curtailed with little or no advance notice. Any material reduction in our sales to DISH Network would have a significant adverse effect on our business, results of operations and financial position.

Furthermore, if we lose DISH Network as a customer, it will be difficult for us to replace, in whole or in part, our historical revenues from DISH Network because there are a relatively small number of potential customers for our products and services, and we have had limited success in attracting such potential customers in the past.

We may be required to raise and refinance indebtedness during unfavorable market conditions.

We may need to raise additional debt in order to fund ongoing operations or to capitalize on our business opportunities. Recent developments in the financial markets have made it more difficult for issuers of high yield indebtedness such as us to access capital markets at reasonable rates. Currently, we have not been materially impacted by events in the current credit market. However, we cannot predict with any certainty whether or not we will be impacted in the future by the current conditions which may adversely affect our ability to secure additional financing to support our growth initiatives.

In addition, weakness in the financial markets could make it difficult for us to access capital markets at acceptable terms or at all. Instability in the equity markets could make it difficult for us to raise equity financing without incurring substantial dilution to our existing shareholders. In particular, it may be difficult for us to raise debt financing on acceptable terms. In addition, sustained economic weakness may limit our ability to generate sufficient internal cash to fund investments, capital expenditures, acquisitions and other strategic transactions. We cannot predict with any certainty whether or not we will be impacted by sustained economic weakness. As a result, these conditions make it difficult for us to accurately forecast and plan future business activities because we may not have access to funding sources necessary for us to pursue organic and strategic business development opportunities.

We may experience significant financial losses on our existing investments.

We have entered into certain strategic transactions and investments in North and South America, Asia and elsewhere. These investments involve a high degree of risk and could diminish our ability to fund our stock buyback program, invest capital in our business or return capital to our shareholders. The overall sustained economic uncertainty, as well as financial, operational and other difficulties encountered by certain companies in which we have invested increases the risk that the actual amounts realized in the future on our debt and equity investments will differ significantly from the fair values currently assigned to them. These investments could also expose us to significant financial losses and may restrict our ability to make other investments or limit alternative uses of our capital resources. In particular, the laws, regulations and practices of certain countries may make it harder for our international investments to be successful. If our investments suffer losses, our financial condition could be materially adversely affected. In addition, the companies in which we invest or with whom we partner may not be able to compete effectively or there may be insufficient demand for the services and products offered by these companies.

We may pursue acquisitions and other strategic transactions to complement or expand our business, which may not be successful and we may lose up to the entire value of our investment in these acquisitions and transactions.

Our future success may depend on the existence of, and our ability to capitalize on, opportunities to buy other businesses or technologies or partner with other companies that could complement, enhance or expand our current business or products or that may otherwise offer us growth opportunities. We may pursue acquisitions, joint ventures or other business combination activities to complement or expand our business. In addition, we have entered, and may continue to enter, into strategic transactions and investments in North America, Asia and elsewhere. Any such acquisitions, transactions or investments that we are able to identify and complete which may become substantial over time, involve a high degree of risks, including, but not limited to, the following:

- the diversion of our management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;
- possible adverse effects on our operating results during the integration process;
- exposure to significant financial losses if the transactions and/or the underlying ventures are not successful; and/or we are unable to achieve the intended objectives of the transaction;

- the inability to obtain in the anticipated time frame, or at all, any regulatory approvals required to complete proposed acquisitions, transactions or investments; and
- the risks associated with complying with regulations applicable to the acquired business which may cause us to incur substantial expenses.

New acquisitions, joint ventures and other transactions may require the commitment of significant capital that may otherwise be directed to investments in our existing businesses or be distributed to shareholders. Commitment of this capital may cause us to defer or suspend any share repurchases or capital expenditures that we otherwise may have made.

We have made and will continue to make significant investments in research, development, and marketing for new products, services and related technologies, as well as entry into new business areas. Investments in new technologies and business areas are inherently speculative and commercial success thereof depends on numerous factors including innovativeness, quality of service and support, and effectiveness of sales and marketing. We may not achieve revenue or profitability from such investments for a number of years, if at all. Moreover, even if such products, services, technologies and business area become profitable, their operating margins may be minimal.

We may not be aware of certain foreign government laws or regulations or changes to them which could have a significant adverse impact on our business.

Because regulatory schemes vary by country, we may be subject to laws or regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially and adversely affect our ability to operate in that country. There is no assurance that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which we wish to operate new satellites, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and our overall competitive position.

We, our customers and companies with whom we do business may be required to have authority from each country in which we or they provide services or provide our customers use of our satellites. Because laws and regulations in each country are different, we may not be aware if some of our customers and/or companies with which we do business do not hold the requisite licenses and approvals.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with foreign national requirements for the registration of satellites and associated obligations. We may not be aware of the laws for new markets in which we intend to conduct business. Furthermore, for those countries in which we are presently conducting business, the requirements relating to satellite registration and satellite services could be changed. Non-compliance with these requirements may result in the loss of the authorizations and licenses to conduct business in these countries.

We must comply with all applicable export control laws and regulations of the U.S. and other countries. U.S. laws and regulations applicable to us include the Arms Export Control Act, the ITAR, the EAR and the trade sanctions laws and regulations administered by the OFAC. The export of certain hardware, technical data and services relating to satellites is regulated by the U.S. Department of State's Directorate of Defense Trade Controls under ITAR. Other items are controlled for export by the BIS under EAR. We cannot provide services to certain countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from OFAC. Violations of these laws or regulations could result in significant sanctions including fines, more onerous compliance requirements, debarments from export privileges or loss of authorizations needed to conduct aspects of our international business. A violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to the Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions that generally prohibit companies and their intermediaries from making improper payments or giving or promising to give anything of value to foreign officials and other individuals for the purpose of obtaining or retaining business or gaining a competitive advantage. Our policies mandate compliance with these laws. However, we operate in many parts of the world that have experienced corruption to some degree. If we are found to be liable for violating these laws, we could suffer from civil and criminal penalties or other sanctions, which could have a material adverse impact on our business, financial condition, and results of operations.

Our business depends on certain intellectual property rights and on not infringing the intellectual property rights of others. The loss of or infringement of our intellectual property rights could have a significant adverse impact on our business.

We rely on our patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other parties, to use our technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights and claims by third parties of intellectual property infringement could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our businesses as currently conducted, which could require us to change our business practices or limit our ability to compete effectively or could otherwise have an adverse effect on our results of operations. Even if we believe any such challenges or claims are without merit, they can be time-consuming and costly to defend and may divert management's attention and resources away from our business. Moreover, due to the rapid pace of technological change, we rely in part on technologies developed or licensed by third parties, and if we are unable to obtain or continue to obtain licenses or other required intellectual property rights from these third parties on reasonable terms, our business, financial position and results of operations could be adversely affected. Technology licensed from third parties may have undetected errors that impair the functionality or prevent the successful integration of our products or services. As a result of any such changes or loss, we may need to incur additional development costs to ensure continued performance of our products or suffer delays until replacement technology, if available, can be obtained and integrated.

In addition, we work with third parties such as vendors, contractors and suppliers for the development and manufacture of components that are integrated into our products and our products may contain technologies provided to us by these third parties. We may have little or no ability to determine in advance whether any such technology infringes the intellectual property rights of others. Our vendors, contractors and suppliers may not be required to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Legal challenges to these intellectual property rights may impair our ability to use the products and technologies that we need in order to operate our business and may materially and adversely affect our business, financial condition and results of operations. For example, in February 2012, ViaSat and its subsidiary ViaSat Communications filed a lawsuit in the U.S. District Court for the Southern District of California against Space Systems Loral ("SS/L"), the manufacturer of EchoStar XVII/Jupiter, our next generation satellite currently under construction. ViaSat alleges, among other things, that SS/L infringes four different patents, and has breached its contractual obligations through the use of such patented technology to manufacture EchoStar XVII/Jupiter and other satellites. While we are not a named party to this matter, an adverse decision against SS/L could have a significant impact on our business operations and impair our ability to make use of the EchoStar XVII/Jupiter satellite or use the satellite in the timeframe we have anticipated.

Any failure or inadequacy of our information technology infrastructure or those of our third-party service providers could harm our business.

The capacity, reliability and security of our information technology hardware and software infrastructure are important to the operation of our current business, which would suffer in the event of system failures. Likewise, our ability to expand and update our information technology infrastructure in response to our growth and changing needs is important to the continued implementation of our new service offering initiatives. Our networks and those of our third-party service providers and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully obtain or use information on the network or cause interruptions, delays or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Although we have implemented and intend to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower network operations center availability and have a material adverse effect on our business, financial condition and results of operations. In addition, our inability to expand or upgrade our technology infrastructure could have adverse consequences, which could include the delayed implementation of new offerings, product or service interruptions, and the diversion of development resources.

We are party to various lawsuits which, if adversely decided, could have a significant adverse impact on our business, particularly lawsuits regarding intellectual property.

We are subject to various legal proceedings and claims, which arise in the ordinary course of business. Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we offer. In general, if a court determines that one or more of our products or services infringes valid intellectual property rights held by others, we may be required to cease developing or marketing those products or services, to obtain licenses from the holders of the intellectual property at a material cost, or to redesign those products or services in such a way as to avoid infringement. If those intellectual property rights are held by a competitor, we may be unable to license the necessary intellectual property rights at any price, which could adversely affect our competitive position. Please see further discussion under *Item 1. Business — Patents and Trademarks* of this Annual Report on Form 10-K.

We have not been an independent company for a significant amount of time and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

Prior to our Spin-off from DISH Network, our business was operated by DISH Network as part of its broader corporate organization, rather than as an independent company. DISH Network's senior management oversaw the strategic direction of our businesses and DISH Network performed various corporate functions for us, including, but not limited to:

- human resources related functions;
- accounting;
- tax administration;
- legal and external reporting;
- treasury administration, investor relations, internal audit and insurance functions; and
- information technology and telecommunications services.

DISH Network and its affiliates are currently obligated to provide certain of these functions to us pursuant to the management services agreement and the professional services agreement between us and DISH Network. See Note 17 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion. If DISH Network does not continue to perform effectively the services that are called for under the management services agreement and the professional services agreement, we may not be able to operate our business effectively. In addition if, once the management services agreement and the professional services agreement terminate, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost-effectively, we may not be able to operate our business effectively and our profitability may decline.

We rely on key personnel and the loss of their services may negatively affect our businesses.

We believe that our future success will depend to a significant extent upon the performance of Mr. Charles W. Ergen, our Chairman, and certain other key executives. The loss of Mr. Ergen or of certain other key executives or the ability of Mr. Ergen or certain other key executives to devote sufficient time and effort to our business could have a material adverse effect on our business, financial condition and results of operations. Although all of our executives have certain agreements limiting their ability to work for or consult with competitors if they leave us, we generally do not have employment agreements with them. Paul W. Orban, our Controller, provides services to us pursuant to a management services agreement with DISH Network. In addition, Roger J. Lynch also serves as Executive Vice President, Advanced Technologies of DISH Network. To the extent these and other officers are performing services to both DISH Network and us, their attention may be diverted away from our business and therefore adversely affect our business.

We have substantial debt outstanding and may incur additional debt.

As of December 31, 2011, our total debt, including the debt of our subsidiaries, was approximately $2.534 billion. Our debt levels could have significant consequences, including:

- making it more difficult to satisfy our obligations;
- having a dilutive effect on our outstanding equity capital or future earnings;
- increasing our vulnerability to general adverse economic conditions, including changes in interest rates;
- limiting our ability to obtain additional financing;
- requiring us to devote a substantial portion of our available cash and cash flow to make interest and principal payments on our debt, thereby reducing the amount of available cash for other purposes;
- limiting our financial and operating flexibility in responding to changing economic and competitive conditions; and
- placing us at a disadvantage compared to our competitors that have relatively less debt.

In addition, we may incur substantial additional debt in the future. The terms of the indentures relating to our senior notes permit us to incur additional debt. If new debt is added to our current debt levels, the risks we now face could intensify.

Risks Affecting Our EchoStar Technologies Segment

We depend on sales of digital set-top boxes for a substantial portion of our revenue and a decline in sales of our digital set-top boxes would have a material adverse effect on our financial position and results of operations.

Our historical revenues consist primarily of sales of our digital set-top boxes. In addition, we currently derive, and expect to continue to derive in the near term, nearly all of our revenue from sales of our digital set-top boxes to DISH Network, Bell TV and Dish Mexico. If the sustained economic weakness persists, demand for digital set-top boxes from our three significant customers could decrease and, consequently, our revenue and profitability could be adversely affected. While we expect that DISH Network will continue to purchase digital set-top boxes and related components from us, DISH Network experienced fewer gross subscriber additions during 2011 which could result in DISH Network purchasing fewer digital set-top boxes and related components from us than it has purchased during the year ended December 31, 2011.

Our business may suffer if our customer base does not compete successfully with existing and emerging competition.

Our existing customers face competition from providers of digital media, including those companies that offer online services distributing movies, television shows and other video programming. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, online platforms that provide for the distribution and viewing of video programming compete with our customers' pay-TV services. To the extent that these technologies compete successfully against our customers for viewers, the ability of our existing customer base to attract and retain subscribers may be adversely affected. As a result, demand for our satellite television digital set-top boxes could decline and we may not be able to sustain our current revenue levels.

Our future financial performance depends in part on our ability to penetrate new markets for digital set-top boxes.

Our products were initially designed for, and have been deployed mostly by, providers of satellite-delivered digital television. Our sales of digital set-top boxes to providers of digital television other than providers of satellite-delivered digital television have not been significant. The cable set-top box market is highly competitive and we expect competition to intensify in the future. In particular, we believe that most cable set-top boxes are sold by a small number of well entrenched competitors who have long-standing relationships with cable operators. This competition, and our perception by many potential customers as a competitor due to our affiliation with DISH Network, may make it more difficult for us to sell cable set-top boxes, and may result in pricing pressure, low profit margins, high sales and marketing expenses and limited market share, any of which could, to a certain extent, adversely affect our business, operating results and financial condition.

Component pricing may remain stable or be negatively affected by inflation, increased demand, decreased supply, or other factors, which could have a material adverse effect on our results of operations.

A substantial portion of our revenues are derived from the sale of digital set-top boxes. A significant portion of the production costs of digital set-top boxes relate to the purchase of electronic components, the costs of which have historically fallen over time. To the extent that component pricing does not decline or increases, whether due to inflation, increased demand, decreased supply or other factors, we may not be able to pass on the impact of increasing raw materials prices or labor and other costs, to our customers, and we may not be able to operate profitably. For example, we entered into a digital set-top box contract extension with Bell TV under which we supply digital set-top boxes to Bell TV at fixed prices over the duration of the contract. Under this fixed-price arrangement, we bear any risk of increased costs because we are not able to pass any increase in our component pricing on to Bell TV.

The average selling price and gross margins of our digital set-top boxes has been decreasing and may decrease even further, which could negatively impact our financial position and results of operations.

The average selling price and gross margins of our digital set-top boxes has been decreasing and may decrease even further due to, among other things, an increase in the sales of lower-priced digital set-top boxes to DISH Network and increased competitive pricing pressure Furthermore, our ability to increase the average selling prices of our digital set-top boxes is limited and our average selling price may decrease even further in response to competitive pricing pressures, new product introductions by us or our competitors, lack of demand for our new product introductions or other factors. If we are unable to increase or at least maintain the average selling prices of our digital set-top boxes, or if such selling prices further decline, and we are unable to respond in a timely manner by developing and introducing new products and continually reducing our product costs, our revenues and gross margin may be negatively affected, which will harm our financial position and results of operations.

Our ability to sell our digital set-top boxes to other operators depends on our ability to obtain licenses to use the conditional access systems utilized by these other operators.

Our commercial success in selling our digital set-top boxes to cable television and other operators depends significantly on our ability to obtain licenses to use the conditional access systems deployed by these operators in our digital set-top boxes. In many cases, the intellectual property rights to these conditional access systems are owned by the set-top box manufacturer that currently provides the system operator with its set-top boxes. We cannot assure you that we will able to obtain required licenses on commercially favorable terms, or at all. If we do not obtain the necessary licenses, we may be delayed or prevented from pursuing the development of some potential products with cable or other television operators. Our failure to obtain a license to use the conditional access systems that we may require to develop or commercialize our digital set-top boxes with cable television or other operators, in turn, would harm our ability to grow our customer base and revenue.

Growth in our EchoStar Technologies segment likely requires expansion of our sales to international customers, and we may be unsuccessful in expanding international sales.

We believe that to grow our digital set-top box revenue and business and to build a large customer base, we must increase sales of our digital set-top boxes in international markets. We have had limited success in selling our digital set-top boxes internationally. To succeed in these sales efforts, we believe we must develop and manage new relationships with cable operators and other providers of digital television in international markets. If we do not succeed in our efforts to sell to these target markets and customers and deal with these challenges in our international operations, the size of our total addressable market may be limited. This, in turn, would harm our ability to grow our customer base and revenue.

If we are successful in growing sales of our digital set-top boxes to international customers, we may be subject to additional risks including, among other things, trade barriers and political instability abroad.

We may be subject to greater risks than our competitors as a result of international expansion. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our products or services, or by political and economic instability in the countries in which we sell our digital set-top boxes. If we ever need to pursue legal remedies against our customers or our business partners located outside of the U.S., it may be difficult for us to enforce our rights against them. Furthermore, we may be subject to currency risks with respect to payments from our international customers and our international customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

The digital set-top box industry is extremely competitive.

Currently, there are many significant competitors in the set-top box business including several established companies who have sold set-top boxes to major cable operators in the U.S. for many years. These competitors include Motorola Mobility, Cisco (which owns Scientific Atlanta), Pace and Technicolor. In addition, a number of rapidly growing companies have recently entered the market, many of them with set-top box offerings similar to our existing satellite set-top box products. We also expect additional competition in the future from new and existing companies that do not currently compete in the market for set-top boxes. As the set-top box business evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies that could acquire significant market share, which could adversely affect our business. We also face competition from set-top boxes that have been internally developed by digital video providers. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

We expect to continue to face competition from new market entrants, principally located in Asia, that offer low cost set-top boxes.

The set-top box market is intensely competitive, and market leadership changes frequently as a result of new products, designs and pricing. We expect to face additional competition from companies, principally located in Asia, which offer low cost set-top boxes, including set-top boxes that are modeled after our products or products of our principal competitors. The entry of these new competitors may result in increased pricing pressure in the market. If market prices are substantially reduced by such new entrants, our business, financial condition or results of operations could be materially adversely affected. In particular, it may be difficult for us to make profitable sales in international markets where these new competitors are present and in which we have not previously made sales of set-top boxes.

If we do not distinguish our products, particularly our retail products, through distinctive, technologically advanced features and design, as well as build and strengthen our brand recognition, our business could be harmed as we may not be able to effectively compete on price alone against new low cost market entrants that are principally located in Asia. If we do not otherwise compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues and earnings could decline.

Our digital set-top boxes are highly complex and may experience quality or supply problems.

Our digital set-top boxes are highly complex and can have defects in design, manufacture or associated software. Set-top boxes may contain software "bugs" that can unexpectedly interfere with their operation. Defects may also occur in components and products that we purchase from third-parties. There can be no assurance that we will be able to detect and fix all defects in the digital set-top boxes that we sell. We could incur significant expenses, lost revenue, and harm to our reputation if we fail to detect or effectively address such issues through design, testing or warranty repairs.

If significant numbers of television viewers are unwilling to pay for pay-TV services that utilize digital set-top boxes, we may not be able to sustain our current revenue level.

We are substantially dependent upon the ability of our customers to promote the delivery of pay-TV services, including, among others, premium programming packages and services that utilize technology incorporated into our digital set-top boxes, such as HD technology and IPTV, to generate future revenues.

However, our customers may be unsuccessful in promoting value-added services or may promote alternative packages, such as free programming packages, in lieu of promoting packages that utilize our high-end digital set-top box offerings. If our customers are unable to develop and effectively market compelling reasons for their subscribers to continue to purchase their pay-TV services that utilize our more advanced digital set-top boxes, it will be difficult for us to sustain our historical revenues. This risk is exacerbated by the sustained economic weakness under which consumers become more cost-sensitive in their discretionary spending and by increasing consumer demand for online platforms that provide for the distribution and viewing of video programming that competes with our customers' pay-TV services.

Our reliance on a single supplier or a limited number of suppliers for several components used in our digital set-top boxes could restrict production, result in higher digital set-top box costs and delay deliveries to customers.

We obtain many components for our digital set-top boxes from a single supplier or a limited group of suppliers. Our reliance on a single or limited group of suppliers, particularly foreign suppliers, and our increasing reliance on subcontractors, involves several risks. These risks include a potential inability to obtain an adequate supply of required components, and reduced control over pricing, quality, and timely delivery of these components. We do not generally maintain long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstances requiring us to seek alternative sources of supply could affect our ability to ship our digital set-top boxes on a timely basis, which could damage our relationships with current and prospective customers and harm our business, resulting in a loss of market share, and reduce revenues and income. For example, during 2011, several regions of Thailand experienced severe flooding, causing damage to infrastructure, housing and factories. Certain of our suppliers are located in Thailand. To the extent that component production has been affected, we have worked to obtain alternative sources of supply or implement other measures. Based on our current assessment of the situation, we do not believe this event will have a material impact on our set-top box supply; however, because the situation is still evolving, uncertainty remains regarding the ultimate impact of this event. Any product shortages and resulting installation delays could adversely affect our revenue and results of operations.

We generally maintain low inventory levels and do not make binding long-term commitments to suppliers. As a result, it may be difficult in the future to obtain components required for our products or to increase the volume of components if demand for our products increases.

The sustained economic weakness may cause certain suppliers that we rely on to cease operations which, in turn, may cause us to suffer disruptions to our supply chain or incur higher production costs.

Our future growth depends on growing demand for advanced technologies.

Future demand for our digital set-top boxes will depend significantly on the growing demand for advanced technologies, such as HDTV, 3D TV, a whole-home HD DVR and broadband Internet connectivity. The effective delivery of advanced technologies, such as HDTV and 3D TV, will depend on digital television operators developing and building infrastructure to provide widespread HDTV and 3D TV programming. If the deployment of, or demand for, advanced technologies, such as HDTV, 3D TV, a whole-home HD DVR and broadband Internet connectivity, is not as widespread or as rapid as we or our customers expect, our revenue growth will be limited.

If the encryption and related security technology used in our digital set-top boxes is compromised, sales of our digital set-top boxes may decline.

Our customers use encryption and related security technology obtained from us or our suppliers in the digital set-top boxes that they purchase from us to control access to their programming content. Such encryption and related security technology has been compromised in the past and may be compromised in the future even though we continue to respond with significant investment in security measures, such as updates in security software, that are intended to make signal theft more difficult. It has been our prior experience that security measures may only be effective for short periods of time or not at all. We cannot ensure that we will be successful in reducing or controlling theft of our customers' programming content. As a result, sales of our digital set-top boxes may decline and we may incur additional costs in the future if security of our customers' system is compromised.

Risks Affecting Our EchoStar Satellite Services and Hughes Segments

We currently face competition from established competitors in the satellite service business and may face competition from others in the future.

We compete against larger, well-established satellite service companies, such as Intelsat, SES S.A. and Telesat. Because the satellite services industry is relatively mature, our growth strategy depends largely on our ability to displace current incumbent providers, which often have the benefit of long-term contracts with customers. These long-term contracts and other factors result in relatively high costs for customers to change service providers, making it more difficult for us to displace customers from their current relationships with our competitors. In addition, the supply of satellite capacity available in the market has increased in recent years, which makes it more difficult for us to sell our services in certain markets and to price our capacity at acceptable levels. Competition may cause downward pressure on prices and further reduce the utilization of our fleet capacity, both of which could have an adverse effect on our financial performance. Our EchoStar Satellite Services segment also competes with fiber optic cable and other terrestrial delivery systems, which may have a cost advantage, particularly in point-to-point applications where such delivery systems have been installed.

Our owned and leased satellites in orbit are subject to significant operational and environmental risks that could limit our ability to utilize these satellites.

Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, which have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite design and manufacturing defects, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with the satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially and adversely affect our operations and revenues and our relationship with current customers, as well as our ability to attract new customers. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly. Anomalies may also reduce the expected useful life of a satellite, thereby reducing the revenue that could be generated by that satellite, or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity.

Meteoroid events pose a potential threat to all in-orbit satellites. The probability that meteoroids will damage those satellites increases significantly when the Earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity also poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits, which pass through the geostationary belt at various points and present hazards to operational spacecraft, including our satellites. We may be required to perform maneuvers to avoid collisions and these maneuvers may prove unsuccessful or could reduce the useful life of the satellite through the expenditure of fuel to perform these maneuvers. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business, financial condition and results of operations.

Our satellites have minimum design lives ranging from 12 to 15 years, but could fail or suffer reduced capacity before then.

Generally, the minimum design life of each of our satellites ranges from 12 to 15 years. We can provide no assurance, however, as to the actual operational lives of our satellites, which may be shorter than their design lives. Our ability to earn revenue depends on the continued operation of our satellites, each of which has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their design and construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite's functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion.

In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite, which could have a material adverse effect on our business, financial condition and results of operations. Such a relocation would require FCC approval and, among other things, a showing to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. We cannot be certain that we could obtain such FCC approval. In addition, we cannot guarantee that another satellite will be available for use as a replacement for a failed or lost satellite, or that such relocation can be accomplished without a substantial utilization of fuel. Any such utilization of fuel would reduce the operational life of the replacement satellite.

Our satellites under construction are subject to risks related to construction and launch that could limit our ability to utilize these satellites.

Satellite construction and launch are subject to significant risks, including delays, launch failure and incorrect orbital placement. Certain launch vehicles that may be used by us have either unproven track records or have experienced launch failures in the past. The risks of launch delay and failure are usually greater when the launch vehicle does not have a track record of previous successful flights. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take more than three years, and to obtain other launch opportunities. Construction and launch delays could materially and adversely affect our ability to generate revenues. Historically, we have not carried launch insurance on our satellites; if a launch failure were to occur, it could have a material adverse effect on our ability to fund future satellite procurement and launch opportunities. In addition, the occurrence of launch failures, whether on our satellites or those of others may significantly reduce the availability of launch insurance on our satellites or make launch insurance premiums uneconomical.

Our business is subject to risks of adverse government regulation.

Our business is subject to varying degrees of regulation in the U.S. by the FCC, and other entities, and in foreign countries by similar entities and internationally by the ITU. These regulations are subject to the political process and have changed from time to time. Moreover, a substantial number of foreign countries in which we have, or may in the future make, an investment, regulate, in varying degrees, the ownership of satellites and the distribution and ownership of programming services and foreign investment in telecommunications companies. Violations of laws or regulations may result in various sanctions including fines, loss of authorizations and the denial of applications for new authorizations or for the renewal of existing authorizations. Further material changes in law and regulatory requirements must be anticipated, and there can be no assurance that our business and the business of our affiliates will not be adversely affected by future legislation, new regulation or deregulation.

Our business depends on FCC licenses that can expire or be revoked or modified and applications for FCC licenses that may not be granted.

If the FCC were to cancel, revoke, suspend, or fail to renew any of our licenses or authorizations, or fail to grant our applications for FCC licenses, it could have a material adverse effect on our business, financial condition and results of operations. Specifically, loss of a frequency authorization would reduce the amount of spectrum available to us, potentially reducing the amount of services we provide to our customers. The significance of such a loss of authorizations would vary based upon, among other things, the orbital location, the frequency band and the availability of replacement spectrum. In addition, Congress often considers legislation that could affect us and enacts legislation that does affect us, and FCC proceedings to implement the Communications Act and enforce its regulations are ongoing. We cannot predict the outcomes of these legislative or regulatory proceedings or their effect on our business.

Our use of certain satellites is often dependent on satellite coordination agreements, which may be difficult to obtain.

Satellite transmissions and the use of frequencies often are dependent on coordination with other satellite systems operated by U.S. or foreign satellite operators, and it can be difficult to determine the outcome of these coordination agreements with these other entities. The impact of a coordination agreement may result in the loss of rights to the use of certain frequencies or access to certain markets. The significance of such a loss would vary and it can therefore be difficult to determine which portion of our revenues will be impacted.

Furthermore the satellite coordination process is conducted under the guidance of the ITU radio regulations and the national regulations of the satellites involved in the coordination process. These rules and regulations could be amended and could therefore materially adversely affect our business, financial condition and results of operations.

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.

There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Astrium Satellites, Boeing Satellite Systems, Lockheed Martin, SS/L and Thales Alenia Space. There are also a limited number of launch service providers able to launch such satellites, including International Launch Services, Arianespace, United Launch Alliance and Sea Launch Company. The loss of any of our manufacturers or launch service providers could increase the cost and result in the delay of the design, construction or launch of our satellites. Even if alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner or we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of our satellites. Any delays in the design, construction or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have commercial insurance coverage on the satellites we use and could face significant impairment charges if one of our uninsured satellites fails.

Historically, we have not carried launch or in-orbit insurance on the satellites we use. We generally do not carry in-orbit insurance on any of our satellites, other than SPACEWAY 3, EchoStar XVI and EchoStar XVII/Jupiter, and often do not use commercial insurance to mitigate the potential financial impact of launch or in-orbit failures because we believe that the cost of insurance premiums is uneconomical relative to the risk of such failures. If one or more of our in-orbit uninsured satellites fail, we could be required to record significant impairment charges.

The enterprise network communications industry is highly competitive. We may be unsuccessful in competing effectively against other terrestrial and satellite-based network providers in our enterprise groups.

We operate in a highly competitive enterprise network communications industry in the sale and lease of our products and services. This industry is characterized by competitive pressures to provide enhanced functionality for the same or lower price with each new generation of technology. As the prices of our products decrease, we will need to sell more products and/or reduce the per-unit costs to improve or maintain our results of operations. We face competition from providers of terrestrial-based networks, such as fiber, DSL, cable modem service, Multiprotocol Label Switching and Internet protocol-based virtual private networks, which may have advantages over satellite networks for certain customer applications. Terrestrial-based networks are offered by telecommunications carriers and other large companies, many of which have substantially greater financial resources and greater name recognition than us.

The costs of a satellite network may exceed those of a terrestrial-based network, especially in areas that have experienced significant DSL and cable Internet build-out. It may become more difficult for us to compete with terrestrial providers as the number of these areas increases and the cost of their network and hardware services declines. We also compete for enterprise clients with other satellite network providers, satellite providers that are targeting small and medium businesses and smaller independent systems integrators on procurement projects.

The consumer network communications market is highly competitive. We may be unsuccessful in competing effectively against fiber, DSL, cable service providers and other satellite broadband providers in the consumer market.

We face competition in our consumer group primarily from fiber, DSL and cable Internet service providers. Also, other telecommunications, satellite and wireless broadband companies have launched or are planning the launch of consumer satellite Internet access services in competition with ours in North America. Some of these competitors offer consumer services and hardware at lower prices than ours. In addition, terrestrial alternatives do not require our external dish which may limit customer acceptance of our products.

Our primary competitor for consumer satellite Internet access services is ViaSat Communications, which is owned by ViaSat. Following the commencement of service on ViaSat-1 by ViaSat Communications and prior to the commencement of service on EchoStar XVII/Jupiter, ViaSat Communications may be in a better position economically to offer faster connection speeds than us, and there can therefore be no assurance that our product offerings will remain competitive with those of ViaSat Communications. As discussed above, there can be no assurance that the expected launch of EchoStar XVII/Jupiter in the summer of 2012 will not be delayed or will not fail.

We are dependent upon third-party providers for components, manufacturing, installation services, and customer support services, and our results of operations may be materially adversely affected if any of these third-party providers fail to appropriately deliver the contracted goods or services.

We are dependent upon third-party services and products provided to us, including the following:

- *Components.* A limited number of suppliers and in some cases a single supplier manufacture some of the key components required to build our products. These key components may not be continually available and we may not be able to forecast our component requirements sufficiently in advance, which may have a detrimental effect on supply. If we are required to change suppliers for any reason, we would experience a delay in manufacturing our products if another supplier is not able to meet our requirements on a timely basis. In addition, if we are unable to obtain the necessary volumes of components on favorable terms or prices on a timely basis, we may be unable to produce our products at competitive prices and we may be unable to satisfy demand from our customers.

- *Commodity Price Risk.* Many of our products contain components whose base raw materials have undergone dramatic cost fluctuations in the last 24 months. Fluctuations in pricing of raw materials have the ability to affect our product costs. Although we have been successful in offsetting or mitigating our exposure to these fluctuations, such changes could have an adverse impact on our product costs.
- *Manufacturing.* While we develop and manufacture prototypes for our products, we use contract manufacturers to produce a significant portion of our hardware. If these contract manufacturers fail to provide products that meet our specifications in a timely manner, then our customer relationships may be harmed.
- *Installation and customer support services.* Each of our North American and international operations utilizes a network of third-party installers to deploy our hardware. In addition, a portion of our customer support and management is provided by offshore call centers. Since we provide customized services for our customers that are essential to their operations, a decline in levels of service or attention to the needs of our customers could adversely affect our reputation, renewal rates and ability to win new business.

We currently have unused satellite capacity in our EchoStar Satellite Services segment, and our results of operations may be materially adversely affected if we are not able to lease more of this capacity to third parties.

While we are currently evaluating various opportunities to make profitable use of our satellite capacity (including, but not limited to, supplying satellite capacity for new international ventures), we do not have firm plans to utilize all of our satellite capacity. In addition, especially in light of the potential continued lack of demand for satellite services as a result of sustained economic weakness, there can be no assurance that we can successfully develop the business opportunities we currently plan to pursue with this capacity. If we are unable to lease our excess satellite capacity to third parties, our margins would be negatively impacted and we may be required to record impairments related to our satellites.

The failure to adequately anticipate the need for transponder capacity or the inability to obtain transponder capacity for our Hughes segment could harm our results of operations.

Our Hughes segment has made substantial contractual commitments for transponder capacity based on our existing customer contracts and backlog, as well as anticipated future business, to the extent our existing broadband customers are not expected to utilize our SPACEWAY 3 satellite. If future demand does not meet our expectations, we will be committed to maintaining excess transponder capacity for which we will have no, or insufficient, revenues to cover our costs, which would have a negative impact on our margins and results of operations. We have transponder capacity commitments, generally for two to five year terms, with third parties to cover different geographical areas or support different applications and features; therefore, we may not be able to quickly or easily adjust our capacity to changes in demand. If we only purchase transponder capacity based on existing contracts and bookings, capacity for certain types of coverage in the future that cannot be readily served by SPACEWAY 3 may be unavailable to us, and we may not be able to satisfy certain needs of our customers, which could result in a loss of possible new business and could negatively impact the margins earned for those services. At present, until the launch and operation of additional satellites, there is limited availability of capacity on the Ku-band frequencies in North America. In addition, the FSS industry has seen consolidation in the past decade, and today, the three main FSS providers in North America and a number of smaller regional providers own and operate the current satellites that are available for our capacity needs. The failure of any of these FSS providers to replace existing satellite assets at the end of their useful lives or a downturn in their industry as a whole could reduce or interrupt the Ku-band capacity available to us. If we are not able to renew our capacity leases at economically viable rates, or if capacity is not available due to any problems of the FSS providers, our business and results of operations could be adversely affected, to the extent SPACEWAY 3 and EchoStar XVII/Jupiter are unable to satisfy the associated demand.

If our products contain defects, we could be subject to significant costs to correct such defects and our product and network service contracts could be delayed or cancelled, which could adversely affect our revenues.

The products and the networks we deploy are highly complex, and some may contain defects when first introduced or when new versions or enhancements are released, despite extensive testing and our quality control procedures. In addition, many of our products and network services are designed to interface with our customers' existing networks, each of which has different specifications and utilizes multiple protocol standards. Our products and services must interoperate with the other products and services within our customers' networks, as well as with future products and services that might be added to these networks, to meet our customers' requirements. The occurrence of any defects, errors or failures in our products or network services could result in: (i) additional costs to correct such defects; (ii) cancellation of orders; (iii) a reduction in revenue backlog; (iv) product returns or recalls; (v) diversion of our resources; and (vi) the issuance of credits to customers and other losses to us, our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and services and loss of sales, which would harm our reputation and our business and adversely affect our revenues and profitability.

We may face difficulties in accurately assessing and collecting contributions towards the Universal Service Fund.

As a provider of telecommunications in the U.S., we are presently required to contribute a fee, which is based upon a percentage of our revenues from telecommunications services, to the Universal Service Fund to support mechanisms that subsidize the provision of services to low-income consumers, high-cost areas, schools, libraries and rural health care providers. This percentage is set each calendar quarter by the FCC. Current FCC rules permit us to pass this Universal Service Fund contribution onto our customers.

Because our customer contracts often include both telecommunications services, which create such support obligations, and other goods and services, which do not, it can be difficult to determine which portion of our revenues forms the basis for this contribution and the amount that we can recover from our customers. If the FCC, which oversees the support mechanisms, or a court or other governmental entity were to determine that we computed our contribution obligation incorrectly or passed the wrong amount onto our customers, we could become subject to additional assessments, liabilities, or other financial penalties. In addition, the FCC is considering substantial changes to its Universal Service Fund contribution and distribution rules. These changes could impact our future contribution obligations and those of third parties that provide communication services to our business. Any such change to the Universal Service Fund contribution rules could adversely affect our costs of providing service to our customers. In addition, changes to the Universal Service Fund distribution rules could intensify the competition we face by offering subsidies to competing firms and/or technologies.

Our foreign operations expose us to regulatory risks and restrictions not present in our domestic operations.

Our operations outside the U.S. accounted for approximately 19.3%, 14.5% and 15.9% of our revenues for the years ended December 31, 2011, 2010 and 2009, respectively. We expect our foreign operations to continue to represent a significant portion of our business. We have operations in Brazil, Germany, India, Indonesia, Italy, Mexico, the Russian Federation, South Africa, the United Arab Emirates, the United Kingdom and China, among other nations. Over the last 20 years, Hughes Communications has sold products in over 100 countries. Our foreign operations involve varying degrees of risks and uncertainties inherent in doing business abroad. Such risks include:

- *Complications in complying with restrictions on foreign ownership and investment and limitations on repatriation.* We may not be permitted to own our operations in some countries and may have to enter into partnership or joint venture relationships. Many foreign legal regimes restrict our repatriation of earnings to the U.S. from our subsidiaries and joint venture entities. Applicable law in such foreign countries may also limit our ability to distribute or access our assets in certain circumstances. In such event, we will not have access to the cash flow and assets of our joint ventures.

- *Difficulties in following a variety of foreign laws and regulations, such as those relating to data content retention, privacy and employee welfare.* Our international operations are subject to the laws of many different jurisdictions that may differ significantly from U.S. law. For example, local political or intellectual property law may hold us responsible for the data that is transmitted over our network by our customers. Also, other nations have more stringent employee welfare laws that guarantee perquisites that we must offer. Compliance with these laws may lead to increased operations costs, loss of business opportunities or violations that result in fines or other penalties.

- *Restrictions on space station landing rights/coordination.* Satellite market access and landing rights are dependent on the national regulations established by foreign governments, including, but not limited to: (a) national coordination requirements and registration requirements for satellites; and (b) reporting requirements of national telecommunications regulators with respect to service provision and satellite performance.
- *Financial and legal constraints and obligations.* Operating pursuant to foreign licenses subjects us to certain financial constraints and obligations, including, but not limited to: (a) tax liabilities that may or may not be dependent on revenues; (b) the burden of creating and maintaining additional facilities and staffing in foreign jurisdictions; and (c) legal regulations requiring that we make available "free" satellite capacity for national social programming, which may impact our revenue.
- *Significant competition in our international markets.* Outside North America, we have traditionally competed for hardware and services sales primarily in Europe, Brazil and India and focused only on hardware revenues in other regions. In Europe, we face intense competition which is not expected to abate in the near future.
- *Changes in exchange rates between foreign currencies and the U.S. dollar.* We conduct our business and incur cost in the local currency of a number of the countries in which we operate. Accordingly, our results of operations are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our financial statements. These fluctuations in currency exchange rates have affected, and may in the future affect, revenue, profits and cash earned on international sales. In addition, we sell our products and services and acquire supplies and components from countries that historically have been, and may continue to be, susceptible to recessions or currency devaluation.
- *Greater exposure to the possibility of economic instability, the disruption of operations from labor and political disturbances, expropriation or war.* As we conduct operations throughout the world, we could be subject to regional or national economic downturns or instability, labor or political disturbances or conflicts of various sizes. Any of these disruptions could detrimentally affect our sales in the affected region or country or lead to damage to, or expropriation of, our property or danger to our personnel.
- *Competition with large or state-owned enterprises and/or regulations that effectively limit our operations and favor local competitors.* Many of the countries in which we conduct business have traditionally had state owned or state granted monopolies on telecommunications services that favor an incumbent service provider. We face competition from these favored and entrenched companies in countries that have not deregulated. The slower pace of deregulation in these countries, particularly in Asia and Latin America, has adversely affected the growth of our business in these regions.
- *Customer credit risks.* Customer credit risks are exacerbated in foreign operations because there is often little information available about the credit histories of customers in the foreign countries in which we operate.

Although we expect that the Hughes Acquisition will benefit us, those expected benefits may not occur because of the complexity of integration and other challenges.

We acquired Hughes Communications on June 8, 2011. Achieving the expected benefits of the Hughes Acquisition will depend in part on our ability to integrate Hughes Communications' operations, technology and personnel in a timely and efficient manner. We have incurred substantial direct transaction costs associated with the Hughes Acquisition, and will incur additional costs associated with consolidation and integration of operations. The integration of Hughes Communications is complex, time-consuming, and expensive, and may disrupt our business or result in the loss of our or Hughes Communications' customers or key employees or the diversion of our management's attention. In addition, the integration process may strain our financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from our principal core business objectives. There can be no assurance that the integration will be completed as quickly as we expect or that the Hughes Acquisition will achieve its expected benefits. Moreover, issues arising from the integration of EchoStar and Hughes Communications, including, among others, differences in corporate culture, may affect our ability to retain technically skilled employees of either company. If we are unable to attract and retain technically skilled employees, we may not be able to respond to changes in technologies and, as a result, our competitive position could be materially and adversely affected.

If the total costs of the Hughes Acquisition exceed estimates or if the expected benefits of the Hughes Acquisition do not exceed the total costs of the Hughes Acquisition, our business, financial condition and results of operations could be materially adversely affected.

Other Risks

We have potential conflicts of interest with DISH Network due to our common ownership and management.

Questions relating to conflicts of interest may arise between DISH Network and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between DISH Network and us could arise include, but are not limited to, the following:

- ***Cross officerships, directorships and stock ownership***. We have certain overlap in directors and executive officers with DISH Network, which may lead to conflicting interests. Our Board of Directors includes persons who are members of the Board of Directors of DISH Network, including Charles W. Ergen, who serves as the Chairman of DISH Network and us. The executive officers and the members of our Board of Directors who overlap with DISH Network have fiduciary duties to DISH Network's shareholders. Therefore, these individuals may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there is potential for a conflict of interest when we or DISH Network look at acquisitions and other corporate opportunities that may be suitable for both companies. In addition, many of our directors and officers own DISH Network stock and options to purchase DISH Network stock, certain of which they acquired or were granted prior to the Spin-off, including Mr. Ergen, who beneficially owns approximately 53.2% of the total equity (assuming conversion of only the Class B Common Stock held by Mr. Ergen into Class A Common Stock) and controls approximately 90.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock). Mr. Ergen's beneficial ownership of DISH Network excludes 4,245,151 shares of DISH Network Class A Common Stock issuable upon conversion of shares of DISH Network Class B Common Stock currently held by certain trusts established by Mr. Ergen for the benefit of his family. These trusts beneficially own approximately 2.0% of the total equity securities of DISH Network (assuming conversion of only the Class B Common Stock held by such trusts into Class A Common Stock) and possess approximately 1.6% of the total voting power of DISH Network. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and DISH Network. Furthermore, Charles W. Ergen, our Chairman, and Roger Lynch, Executive Vice President, Advanced Technologies, are employed by both DISH Network and us, and Paul W. Orban, our Corporate Controller is a DISH Network employee who provides us services pursuant to a management services agreement we entered into with DISH Network.

- ***Intercompany agreements related to the Spin-off***. We entered into agreements with DISH Network pursuant to which it provides us certain management, administrative, accounting, tax, legal and other services, for which we pay DISH Network an amount equal to DISH Network's cost plus a fixed margin. In addition, we entered into a number of intercompany agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by DISH Network for certain of our businesses. We also entered into certain commercial agreements with DISH Network pursuant to which we are, among other things, obligated to sell digital set-top boxes and related equipment to DISH Network at specified prices. The terms of certain of these agreements were established while we were a wholly-owned subsidiary of DISH Network and were not the result of arm's length negotiations. The allocation of assets, liabilities, rights, indemnifications and other obligations between DISH Network and us under the separation and ancillary agreements we entered into with DISH Network did not necessarily reflect what two unaffiliated parties might have agreed to. Had these agreements been negotiated with unaffiliated third parties, their terms may have been more favorable, or less favorable, to us. In addition, conflicts could arise in the interpretation or any extension or renegotiation of these existing agreements.

- ***Additional intercompany transactions.*** DISH Network or its affiliates have and will continue to enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between DISH Network and us and, when appropriate, subject to the approval of committee of the non-interlocking directors or in certain instances non-interlocking management, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in negotiations between unaffiliated third parties.

- ***Competition for business opportunities.*** DISH Network retains its interests in various companies that have subsidiaries or controlled affiliates that own or operate domestic or foreign services that may compete with services offered by our businesses. We may also compete with DISH Network when we participate in auctions for spectrum or orbital slots for our satellites.

We may not be able to resolve any potential conflicts of interest with DISH Network and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We do not have any agreements with DISH Network that would prevent us from competing with each other.

We cannot assure you that there will not be deficiencies leading to material weaknesses in our internal control over financial reporting.

We periodically evaluate and test our internal control over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. On June 8, 2011, we completed the Hughes Acquisition. We are currently integrating policies, processes, people, technology and operations for the combined company. Management will continue to evaluate our internal control over financial reporting as we execute integration activities. Except as discussed above, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. If in the future we are unable to report that our internal control over financial reporting is effective (or if our auditors do not agree with our assessment of the effectiveness of, or are unable to express an opinion on, our internal control over financial reporting), investors, customers and business partners could lose confidence in the accuracy of our financial reports, which could in turn have a material adverse effect on our business, investor confidence in our financial results may weaken, and our stock price may suffer.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders, because of our capital structure.

Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These provisions include the following:

- a capital structure with multiple classes of common stock: a Class A that entitles the holders to one vote per share, a Class B that entitles the holders to ten votes per share, a Class C that entitles the holders to one vote per share, except upon a change in control of our company in which case the holders of Class C are entitled to ten votes per share and a non-voting Class D;

- a provision that authorizes the issuance of "blank check" preferred stock, which could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

- a provision limiting who may call special meetings of shareholders; and

- a provision establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, pursuant to our certificate of incorporation we have a significant amount of authorized and unissued stock that would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

We are controlled by one principal stockholder who is our Chairman.

Charles W. Ergen, our Chairman, beneficially owns approximately 50.7% of our total equity securities (assuming conversion of only the Class B Common Stock held by Mr. Ergen into Class A Common Stock) and possesses approximately 75.6% of the total voting power. Mr. Ergen's beneficial ownership of us excludes 8,734,250 shares of our Class A Common Stock issuable upon conversion of shares of our Class B Common Stock currently held by certain trusts established by Mr. Ergen for the benefit of his family. These trusts beneficially own approximately 18.3% of our total equity securities (assuming conversion of only the Class B Common Stock held by such trusts into Class A Common Stock) and possess approximately 16.9% of our total voting power. Thus, Mr. Ergen has the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. As a result of Mr. Ergen's voting power, we are a "controlled company" as defined in the Nasdaq listing rules and, therefore, are not subject to Nasdaq requirements that would otherwise require us to have (i) a majority of independent directors; (ii) a nominating committee composed solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (iv) director nominees selected, or recommended for the Board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

We may face other risks described from time to time in periodic and current reports we file with the SEC.

Item 1B. UNRESOLVED STAFF COMMENTS

None

Item 2. PROPERTIES

The following table sets forth certain information concerning our principal properties related to our EchoStar Technologies segment ("ETS"), EchoStar Satellite Services segment ("ESS") and Hughes segment ("Hughes"). We operate various facilities in the U.S. and abroad. We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We own or lease capacity on 11 satellites which are used in our EchoStar Satellite Services and Hughes segments.

Description/Use/Location	Segment(s) Using Property	Owned	Leased
Corporate headquarters and administrative offices, Englewood, Colorado	ETS/ESS	X	
Development center, Gurgaon, India	Hughes		X
Engineering offices and service center, Englewood, Colorado	ETS	X	
Engineering offices, Englewood, Colorado	ETS	X	
Engineering offices, Atlanta, Georgia	ETS		X
Engineering offices, American Fork, Utah	ETS		X
Engineering offices and warehouse, Almelo, The Netherlands	ETS	X	
Engineering offices, Steeton, England	ETS	X	
Engineering and administrative offices, Gaithersburg, Maryland	Hughes		X
Engineering offices, Superior, Colorado	ETS		X
Engineering and data center, San Francisco, California	ETS		X
Engineering and sales office, New York, New York	ETS		X
Engineering office, India	ETS		X
Engineering office, Ukraine	ETS		X
Hughes Communications, corporate headquarters and administrative offices, Germantown, Maryland	Hughes	X	
Hughes Communications India Limited administrative offices, shared hub, operations and warehouse, Gurgaon, India	Hughes		X
Hughes European corporate headquarters and operations, Milton Keynes, United Kingdom	Hughes		X
Corporate headquarters, New Delhi, India	Hughes		X
Corporate headquarters, administrative and sales offices, Sao Paulo, Brazil	Hughes		X
Digital broadcast operations center, Cheyenne, Wyoming	ETS/ESS	X	
Digital broadcast operations center, Gilbert, Arizona	ETS/ESS	X	
Regional digital broadcast operations center, Monee, Illinois	ETS/ESS	X	
Regional digital broadcast operations center, New Braunfels, Texas	ETS/ESS	X	
Regional digital broadcast operations center, Quicksburg, Virginia	ETS/ESS	X	
Regional digital broadcast operations center, Spokane, Washington	ETS/ESS	X	
Manufacturing and test facility, Gaithersburg, Maryland	Hughes		X
Micro digital broadcast operations center, Atlanta, Georgia	ETS		X
Micro digital broadcast operations center, St. Louis, Missouri	ETS		X
Micro digital broadcast operations center, Jackson, Mississippi	ETS		X
Micro digital broadcast operations center, Orange, New Jersey	ETS/ESS	X	
Shared hub, operations, offices and warehouse, Griesheim, Germany	Hughes		X
Shared hub and warehouse, Barueri, Brazil	Hughes		X
Shared hub, Southfield, Michigan	Hughes		X
Spacecraft autotrack operations center, Baker, Montana	ESS		X
Spacecraft autotrack operations center, Black Hawk, South Dakota	ESS	X	

We lease portions of certain of our owned facilities to DISH Network. See "Related Party Transactions with DISH Network – Real Estate Lease Agreements" set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Certain Relationships and Related Transactions." Also, see Note 17 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion.

Item 3. LEGAL PROCEEDINGS

In connection with the Spin-off, we entered into a separation agreement with DISH Network that provides, among other things, for the division of certain liabilities, including liabilities resulting from litigation. Under the terms of the separation agreement, we have assumed certain liabilities that relate to our business including certain designated liabilities for acts or omissions that occurred prior to the Spin-off. Certain specific provisions govern intellectual property related claims under which, generally, we will only be liable for our acts or omissions following the Spin-off and DISH Network will indemnify us for any liabilities or damages resulting from intellectual property claims relating to the period prior to the Spin-off as well as DISH Network's acts or omissions following the Spin-off.

We are involved in a number of legal proceedings (including those described below) concerning matters arising in connection with the conduct of our business activities. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. We regularly evaluate the status of the legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and to determine if accruals are appropriate. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

For certain cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties (as with many patent-related cases). For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Broadcast Innovation, L.L.C.

During 2001, Broadcast Innovation, L.L.C. ("Broadcast Innovation") filed a lawsuit against DISH Network, DirecTV, Thomson Consumer Electronics and others in U.S. District Court in Denver, Colorado. Broadcast Innovation is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. The suit alleges infringement of U.S. Patent Nos. 6,076,094 (the "'094 patent") and 4,992,066 (the "'066 patent"). The '094 patent relates to certain methods and devices for transmitting and receiving data along with specific formatting information for the data. The '066 patent relates to certain methods and devices for providing the scrambling circuitry for a pay television system on removable cards. Subsequently, DirecTV and Thomson settled with Broadcast Innovation leaving DISH Network as the only defendant.

During 2004, the District Court issued an order finding the '066 patent invalid. Also in 2004, the District Court found the '094 patent invalid in a parallel case filed by Broadcast Innovation against Charter and Comcast. In 2005, the U.S. Court of Appeals for the Federal Circuit overturned that finding of invalidity with respect to the '094 patent and remanded the Charter case back to the District Court. During June 2006, Charter filed a request for reexamination of the '094 patent with the U.S. Patent and Trademark Office and on December 13, 2011, the U.S. Patent and Trademark Office issued a certificate cancelling all claims of the '094 patent. On February 2, 2012, Broadcast Innovation dismissed the case against DISH Network with prejudice.

Cyberfone Systems, LLC (f/k/a LVL Patent Group, LLC)

On September 15, 2011, LVL Patent Group, LLC filed a complaint against us and our wholly-owned subsidiary, EchoStar Technologies L.L.C., as well as DISH Network L.L.C. a wholly-owned subsidiary of DISH Network, and DirecTV, Inc. in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,044,382, which is entitled "Data Transaction Assembly Server." On November 18, 2011, Cyberfone Systems, LLC (f/k/a LVL Patent Group, LLC) filed an amended complaint making the same claim. DirecTV was dismissed from the case on January 4, 2012.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

InterAD Technologies, LLC

On September 16, 2011, InterAD Technologies, LLC ("InterAD") filed a complaint against us and our wholly-owned subsidiary EchoStar Technologies L.L.C., as well as DISH Network L.L.C. a wholly-owned subsidiary of DISH Network, Atlantic Broadband Finance, LLC, AT&T, Inc., Bright House Networks, LLC, Cable One, Inc., Cequel Communications, LLC, Charter Communications Holding Company, LLC, Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc., CSC Holdings, LLC, DirecTV, Inc., Insight Communications Company, Inc., Knology, Inc., Mediacom Broadband, LLC, RCN Telecom Services, LLC, Time Warner Cable, Inc., and Verizon, Inc. in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,438,355, which is entitled "Interactive System for Processing Viewer Responses to Television Programming." On January 5, 2012, InterAD voluntarily dismissed the case against us without prejudice.

Joao Control & Monitoring Systems

During December 2010, Joao Control & Monitoring Systems ("Joao") filed suit against Sling Media Inc., our indirect wholly owned subsidiary, ACTI Corporation, ADT Security, Alarmclub.Com, American Honda Motor Company, BMW, Byremote, Drivecam, Honeywell, Iveda Corporation, Magtec Products, Mercedes-Benz, On-Net Surveillance, OnStar, SafeFreight Technology, Skyway Security, SmartVue Corporation, Toyota Motor Sales, Tyco, UTC Fire and Xanboo in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent Nos. 6,549,130 and 6,587,046. The abstracts of the patents state that the claims are directed to the remote control of devices and appliances. Joao is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. During 2011, the case was transferred to the Northern District of California.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Nazomi Communications, Inc.

On February 10, 2010, Nazomi Communications, Inc. ("Nazomi") filed suit against Sling Media, Inc., our indirect wholly owned subsidiary, Nokia Corp, Nokia Inc., Microsoft Corp., Amazon.com Inc., Western Digital Corp., Western Digital Technologies, Inc., Garmin Ltd., Garmin Corp., Garmin International, Inc., Garmin USA, Inc., Vizio Inc. and iOmega Corp in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent No. 7,080,362 (the "'362 patent") and U.S. Patent No. 7,225,436 (the "'436 patent"). The '362 patent and the '436 patent relate to Java hardware acceleration. The suit alleges that the Slingbox-Pro-HD product infringes the '362 patent and the '436 patent because the Slingbox-PRO HD allegedly incorporates an ARM926EJ-S processor core capable of Java hardware acceleration. During 2010, the case was transferred to the Northern District of California.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

NorthPoint Technology, Ltd.

On July 2, 2009, NorthPoint Technology, Ltd. ("NorthPoint") filed suit against us, DISH Network, and DirecTV in the U.S. District Court for the Western District of Texas alleging infringement of U.S. Patent No. 6,208,636 (the "'636 patent"). The '636 patent relates to the use of multiple low-noise block converter feedhorns, or LNBFs, which are antennas used for satellite reception. On April 21, 2011, the U.S. Patent and Trademark Office issued an order granting reexamination of the '636 patent. On June 21, 2011, the District Court entered summary judgment in our favor, finding that all asserted claims of the '636 patent are invalid. NorthPoint has appealed.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Personalized Media Communications, Inc.

During 2008, Personalized Media Communications, Inc. ("PMC") filed suit against us, DISH Network and Motorola Inc. in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 4,694,490, 5,109,414, 4,965,825, 5,233,654, 5,335,277, and 5,887,243, which relate to satellite signal processing. PMC is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. Subsequently, Motorola Inc. settled with PMC leaving DISH Network and us as defendants. Trial is currently set for August 2012.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Suomen Colorize Oy

During October 2010, Suomen Colorize Oy ("Suomen") filed suit against us and DISH Network L.L.C., an indirect wholly owned subsidiary of DISH Network, in the U.S. District Court for the Middle District of Florida alleging infringement of U.S. Patent No. 7,277,398. The abstract of the patent states that the claims are directed to a method and terminal for providing services in a telecommunications network. Suomen is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. The action was transferred to the U.S. District Court for the District of Colorado, and on January 10, 2012, Suomen voluntarily dismissed the case against us without prejudice.

Technology Development and Licensing L.L.C.

On January 22, 2009, Technology Development and Licensing L.L.C. ("TDL") filed suit against us and DISH Network in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent No. Re. 35,952, which relates to certain favorite channel features. TDL is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. In July 2009, the Court granted our motion to stay the case pending two reexamination petitions before the Patent and Trademark Office.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

TiVo Inc.

In connection with our litigation with TiVo Inc. ("TiVo"), which is described in our periodic reports filed with the SEC, including in our annual report on Form 10-K for the year ended December 31, 2010 under the caption "Item 3. Legal Proceedings – TiVo Inc.," on April 20, 2011, the U.S. Court of Appeals for the Federal Circuit vacated the District Court's contempt ruling on infringement, articulated a new standard for determining "colorable difference" and remanded that issue back to the District Court for determination. The Federal Circuit also vacated the District Court's amended injunction requiring that we inform the court of any further attempts to design around TiVo's U.S. Patent No. 6,233,389 (the "'389 patent") and seek approval from the court before any such design-around is implemented. The Federal Circuit also vacated the infringement damages for the period after we deployed our original alternative technology (although it did not foreclose that damages may be reinstated if upon remand a new court or jury decision found that the original alternative technology infringed TiVo's '389 patent). The Federal Circuit affirmed the District Court's contempt ruling on disablement, holding that the original 2006 injunction required that we disable DVR functionality in all but approximately 192,000 digital set-top boxes deployed with customers (the "Disablement Provision") and affirmed the $90 million in contempt sanctions awarded against us for violating the Disablement Provision.

On April 29, 2011, we and DISH Network entered into a settlement agreement with TiVo. The settlement resolves all pending litigation between us and DISH Network, on the one hand, and TiVo, on the other hand, including litigation relating to alleged patent infringement involving certain DISH Network digital video recorders, or DVRs, which litigation is described in our periodic reports filed with the Securities and Exchange Commission including in our annual report on Form 10-K for the year ended December 31, 2010 under the caption "Item 3. Legal Proceedings – TiVo Inc."

Under the settlement agreement, all pending litigation has been dismissed with prejudice and all injunctions that permanently restrain, enjoin or compel any action by us and DISH Network have been dissolved. We and DISH Network are jointly responsible for making payments to TiVo in the aggregate amount of $500 million, including an initial payment of $300 million and the remaining $200 million in six equal annual installments between 2012 and 2017. Pursuant to the terms and conditions of the agreements entered into in connection with our Spin-off from DISH Network, DISH Network made the initial payment to TiVo in May 2011, except for a contribution from us totaling approximately $10 million, representing an allocation of liability relating to our sales of DVR-enabled receivers to an international customer. Future payments will be allocated between DISH Network and us based on historical sales of certain licensed products with our being responsible for 5% of each annual payment, or approximately $10 million in total. Of our initial payment of $10 million, approximately $8 million relates to prior periods and the remaining $2 million represents a prepayment. The prepayment of $2 million is being expensed ratably from April 1, 2011 through July 31, 2018, the expiration date of the '389 patent.

In addition, under the settlement agreement, TiVo granted us a license under its '389 patent and certain related patents, for the remaining life of those patents, solely to design and make certain DVR-enabled products for DISH Network and two international customers. We granted TiVo a license under certain DVR-related patents held by us for TiVo-branded, co-branded and ingredient branded products.

We and DISH Network, on the one hand, and TiVo, on the other hand, have also agreed on mutual releases of certain related claims and agreed not to challenge each other's DVR technology-related patents that are licensed under the settlement agreement.

Because both we and DISH Network were defendants in the TiVo lawsuit, we and DISH Network were jointly and severally liable to TiVo for any final damages and sanctions that could have been awarded by the District Court. As previously disclosed, DISH Network agreed that it was obligated under the agreements entered into in connection with the Spin-off to indemnify us for substantially all liability arising from this lawsuit. We contributed an amount equal to our $5 million intellectual property liability limit under the receiver agreement, and during 2009, we recorded a charge included in "General and administrative expenses – DISH Network" on our Consolidated Statements of Operations and Comprehensive Income (Loss) for this amount to reflect this contribution. We and DISH Network have further agreed that our $5 million contribution would not exhaust our liability to DISH Network for other intellectual property claims that may arise under the receiver agreement. We and DISH Network also agreed that we would each be entitled to joint ownership of, and a cross-license to use, any intellectual property developed in connection with any potential new alternative technology. Any amounts that we are responsible for under the settlement agreement with TiVo are in addition to the $5 million contribution previously made by us.

Vigilos, LLC

On February 23, 2011, Vigilos, LLC filed suit against us, two of our subsidiaries, Sling Media, Inc. and EchoStar Technologies L.L.C., and Monsoon Multimedia, Inc. in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent No. 6,839,731, which is entitled "System and Method for Providing Data Communication in a Device Network." Subsequently in 2011, Vigilos added DISH Network L.L.C., a wholly owned subsidiary of DISH Network, as a defendant in its First Amended Complaint and the case was transferred to the Northern District of California. Later in 2011, Vigilos filed a Second Amended Complaint that added claims for infringement of a second patent, U.S. Patent No. 7,370,074, which is entitled "System and Method for Implementing Open-Protocol Remote Device Control."

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Other

In addition to the above actions, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the amount of ultimate liability with respect to any of these actions is unlikely to materially affect our financial position, results of operations or liquidity, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information. Our Class A common stock is quoted on the Nasdaq Global Select Market under the symbol "SATS." The high and low closing sale prices of our Class A common stock during 2011 and 2010 on the Nasdaq Global Select Market (as reported by Nasdaq) are set forth below.

2011	High	Low
First Quarter	$ 37.85	$ 25.47
Second Quarter	37.62	32.00
Third Quarter	38.36	21.36
Fourth Quarter	26.80	20.35

2010	High	Low
First Quarter	$ 20.71	$ 18.68
Second Quarter	21.53	18.05
Third Quarter	20.33	18.44
Fourth Quarter	24.97	18.77

As of February 14, 2012, there were approximately 10,822 holders of record of our Class A common stock, not including stockholders who beneficially own Class A common stock held in nominee or street name. As of February 14, 2012, 38,952,789 of the 47,687,039 outstanding shares of our Class B common stock were held by Charles W. Ergen, our Chairman, and the remaining 8,734,250 were held in a trust for members of Mr. Ergen's family. There is currently no trading market for our Class B common stock.

Dividends. We currently do not intend to declare dividends on our common stock. Payment of any future dividends will depend upon our earnings, capital requirements and other factors the Board of Directors considers appropriate. We currently intend to retain our earnings, if any, to support future growth and expansion although we expect to repurchase shares of our common stock from time to time. See further discussion under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" in this Annual Report on Form 10-K.

Securities Authorized for Issuance Under Equity Compensation Plans. See "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report on Form 10-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information regarding repurchases of our Class A common stock from October 1, 2011 through December 31, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (1)
	(In thousands, except per share data)			
October 1 - October 31, 2011	-	$ -	-	$ 500,000
November 1 - November 30, 2011	-	$ -	-	$ 500,000
December 1 - December 31, 2011	-	$ -	-	$ 500,000
Total	-	$ -	-	$ 500,000

(1) Our Board of Directors previously authorized the repurchase of up to $500 million of our Class A common stock through and including December 31, 2011. On November 2, 2011, our Board of Directors extended the plan, such that we are currently authorized to make such repurchases through and including December 31, 2012. Purchases under our repurchase program may be made through open market purchases, privately negotiated transactions, or Rule 10b5-1 trading plans, subject to market conditions and other factors. We may elect not to purchase the maximum amount of shares allowable under this program and we may also enter into additional share repurchase programs authorized by our Board of Directors.

Item 6. SELECTED FINANCIAL DATA

The accompanying consolidated financial statements for 2011 have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). Certain prior period amounts have been reclassified to conform to the current period presentation.

On January 1, 2008, the Spin-off was completed. Within this report, we have included both "combined" financial statements prior to the Spin-off and "consolidated" financial statements following the Spin-off, as discussed below. Throughout the remainder of this report, we refer to both as "consolidated." On June 8, 2011, Hughes became a new segment as a result of the Hughes Acquisition and the results of operations of Hughes Communications are included in this report after the acquisition date. See Note 13 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion of the Hughes Acquisition.

Principles of Consolidation. We consolidate all majority owned subsidiaries, investments in entities in which we have controlling influence and variable interest entities where we are the primary beneficiary. Non-majority owned investments are accounted for using the equity method when we have the ability to significantly influence the operating decisions of the investee. When we do not have the ability to significantly influence the operating decisions of an investee, the cost method is used. All significant intercompany accounts and transactions have been eliminated in consolidation.

Prior to Spin-off - Principles of Combination. The selected financial data in this Annual Report on Form 10-K for 2007 are presented on a combined basis and principally represent the EchoStar Technologies segment business and certain other net assets. The assets and liabilities presented have been reflected on a historical basis, as prior to the Spin-off such assets and liabilities were 100% owned by DISH Network. Our historical selected financial data does not include the satellites, digital broadcast operations assets, certain real estate and other assets and related liabilities that were contributed to us by DISH Network in the Spin-off. Also, the selected financial data for 2007 does not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our combined results of operations, financial position and cash flows had we been a stand-alone company during that year. All significant intercompany transactions and accounts have been eliminated.

This data should be read in conjunction with our Consolidated Financial Statements and related Notes thereto for the three years ended December 31, 2011, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

The following tables present selected information relating to our consolidated financial condition and results of operations for the past five years.

	For the Years Ended December 31,				
Statements of Operations Data:	**2011**	**2010**	**2009**	**2008**	**2007**
	(In thousands, except per share amounts)				
Revenue	$ 2,761,431	$ 2,350,369	$ 1,903,559	$ 2,150,520	$ 1,544,065
Total costs and expenses	2,680,593	2,208,044	1,898,667	2,791,114	1,630,444
Operating income (loss)	$ 80,838	$ 142,325	$ 4,892	$ (640,594)	$ (86,379)
Net income (loss) attributable to EchoStar	$ 3,639	$ 204,358	$ 364,704	$ (958,188)	$ (85,300)
Basic and diluted net income (loss) attributable to EchoStar	$ 3,639	$ 204,358	$ 364,704	$ (958,188)	$ (85,300)
Basic weighted-average common shares outstanding	86,223	85,084	85,765	89,324	89,712 (1)
Diluted weighted-average common shares outstanding	87,089	85,203	86,059	89,324	89,712 (1)
Basic net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.25	$ (10.73)	$ (0.95)
Diluted net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.24	$ (10.73)	$ (0.95)

(1) For the year ended December 31, 2007, basic and diluted earnings per share are computed using our shares outstanding as of January 1, 2008.

	As of December 31,				
Balance Sheet Data:	**2011**	**2010**	**2009**	**2008**	**2007**
	(In thousands)				
Cash, cash equivalents and current marketable securities	$ 1,696,442	$ 1,130,900	$ 829,162	$ 828,661	$ 532,267
Total assets	$ 6,543,737	$ 3,842,020	$ 3,468,068	$ 2,889,799	$ 1,260,910
Total debt and capital lease obligations	$ 2,534,262	$ 412,885	$ 446,369	$ 346,439	$ 3,709
Total stockholders' equity (deficit)	$ 3,051,626	$ 3,013,190	$ 2,664,850	$ 2,211,586	$ 1,207,518

	For the Years Ended December 31,				
Cash Flow Data:	**2011**	**2010**	**2009**	**2008**	**2007**
	(In thousands)				
Net cash flows from:					
Operating activities	$ 447,018	$ 404,015	$ 196,276	$ 118,048	$ (88,109)
Investing activities	$(1,888,045)	$ (238,558)	$ (114,278)	$ (569,742)	$ (500,767)
Financing activities	$ 1,913,547	$ (46,973)	$ (83,135)	$ 435,079	$ 600,337

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the audited consolidated financial statements and notes to our financial statements included elsewhere in this annual report. This management's discussion and analysis is intended to help provide an understanding of our financial condition, changes in financial condition and results of our operations and contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in this report, including under the caption "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

EXECUTIVE SUMMARY

EchoStar Corporation is a holding company, whose subsidiaries operate three primary segments: the EchoStar Technologies segment, the EchoStar Satellite Services segment, and the Hughes segment.

EchoStar Technologies Segment

Our EchoStar Technologies segment designs, develops and distributes digital set-top boxes and related products and technology, including our Slingbox "placeshifting" technology, primarily for satellite TV service providers, telecommunication and cable companies and, with respect to Slingboxes, directly to consumers via retail outlets. Slingbox "placeshifting" technology allows consumers to watch and control their home digital video and audio content via a broadband Internet connection. Most of our digital set-top boxes are sold to DISH Network, but we also sell a significant number of digital set-top boxes to Bell TV in Canada, Dish Mexico in Mexico and other international customers.

Our EchoStar Technologies segment also provides digital broadcast operations including satellite uplinking/downlinking, transmission services, signal processing, conditional access management and other services that are provided primarily to DISH Network.

We believe opportunities exist to expand our business by selling equipment and services in both the U.S. and international markets. As a result of our extensive experience with digital set-top boxes and digital broadcast operations, we are able to provide end-to-end pay-TV delivery systems incorporating our satellite and terrestrial backhaul capacity, customized digital set-top boxes and related components, and network design and management.

Dependence on DISH Network. We depend on DISH Network for a substantial portion of the revenue for our EchoStar Technologies segment and we expect that for the foreseeable future DISH Network will continue to be the primary source of revenue for our EchoStar Technologies segment. Therefore, our results of operations are, and will for the foreseeable future be, closely linked to the performance of DISH Network's pay-TV service. Effective January 1, 2012, we entered into a new receiver agreement with DISH Network pursuant to which we are obligated to sell digital set-top boxes and related products to DISH Network until December 31, 2014. However, DISH Network is under no obligation to purchase our digital set-top boxes or related products before or after this date. The receiver agreement allows DISH Network to purchase digital set-top boxes, related accessories and other equipment from us either: (i) at a cost (decreasing as we reduce cost and increasing as costs increase) plus a dollar mark-up which will depend upon the cost of the product subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Under the receiver agreement, our margins will be increased if we are able to reduce the costs of our digital set-top boxes and our margins will be impaired if these costs increase. In addition, while we expect to sell equipment to other customers, the number of potential new customers for our EchoStar Technologies segment is small and may be limited by our common ownership and related management with DISH Network, and our current customer concentration is likely to continue for the foreseeable future.

During the year ended December 31, 2011, DISH Network purchased fewer digital set-top boxes and related components from us. In addition, to the extent that DISH Network's gross subscriber additions decrease or DISH Network experiences a net loss of subscribers, sales of our digital set-top boxes and related components to DISH Network may further decline, which in turn could have a further material adverse effect on our financial position and results of operations.

The impact to us of any decreases in DISH Network subscriber growth may be offset in the near term by an increase in sales to DISH Network resulting from the upgrade of DISH Network subscribers to advanced products such as HD receivers and HD DVRs, including our recently introduced whole-home HD DVR, as well as by the upgrade of DISH Network digital set-top boxes to new technologies such as MPEG-4 digital compression technology. However, there can be no assurance that any of these factors will mitigate any decreases in sales to DISH Network. In addition, although we expect DISH Network to continue to purchase products and services from us, there can be no assurance that these purchases will continue in the future.

We may experience significant pressure on margins we earn on the sale of digital set-top boxes and other equipment, including on sales to DISH Network. This pressure may be due to economic conditions, advancements in the technology and functionality of digital set-top boxes and other equipment. The margins we earn on sales are determined largely through periodic negotiations that could result in pricing reflecting, among other things, the digital set-top boxes and other equipment that best meet our customers' current sales and marketing priorities, the product and service alternatives available from other equipment suppliers, and our ability to respond to customer requirements and to differentiate ourselves from other equipment suppliers on bases other than pricing.

Our future success may also depend on the extent to which prospective customers that have been competitors of DISH Network are willing to purchase products and services from us. Many of these customers may continue to view us as a competitor as a result of common ownership and related management with DISH Network. If we do not develop relationships with new customers, we may not be able to expand our customer base and our ability to increase or maintain our revenue will be impacted.

Additional Challenges for our EchoStar Technologies Segment. We believe that our best opportunities for developing potential new customers for our EchoStar Technologies segment over the near term lie in international markets, and we therefore expect our performance in international markets to be a significant factor in determining whether we will be able to generate revenue and income growth in future periods. However, there can be no assurance that we will be able to sustain or grow our international business. In particular, we have noticed an increase in new market entrants that offer low cost set-top boxes, including set-top boxes that are modeled after our products or products of our principal competitors. The entry of these new competitors may result in pricing pressure in international markets that we hope to enter. If market prices in international markets are substantially reduced by such new entrants, it may be difficult for us to make profitable sales in international markets.

Furthermore, if we do not continue to distinguish our products through distinctive, technologically advanced features and design, as well as continue to build and strengthen our brand recognition, our business could be harmed as we may not be able to effectively compete on price alone in both domestic and international markets against low cost competitors. Our ability to compete in the digital set-top box industry will also depend heavily on our ability to successfully bring advanced technologies, including Internet delivery of video content, to market to keep pace with our competitors. If we do not otherwise compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, our revenues and earnings may decline and our growth prospects would be diminished.

Sustained economic weakness and volatile credit markets may cause certain suppliers that we rely on to cease operations, which, in turn, may cause us to suffer disruptions to our supply chain or incur higher production costs. Our ability to sustain or increase profitability will also depend in large part on our ability to control or reduce our costs of producing digital set-top boxes. The market for our digital set-top boxes, like other electronic products, has been characterized by regular reductions in selling prices and production costs. Therefore, we will likely be required to reduce production costs to maintain the margins we earn on digital set-top boxes and the profitability of our EchoStar Technologies segment. However, our ability to reduce production costs may be limited by, among other things, economic conditions and a shortage of available parts and may lead to inflated pricing.

EchoStar Satellite Services Segment

Our EchoStar Satellite Services segment uses ten of our owned and leased in-orbit satellites and related FCC licenses to lease capacity on a full-time and occasional-use basis primarily to DISH Network, and secondarily to Dish Mexico, U.S. government service providers, state agencies, Internet service providers, broadcast news organizations, programmers and private enterprise customers. Furthermore, we continue to pursue expanding our business offerings by providing value added services such as telemetry, tracking and control services to third parties. However, there can be no assurance that we will be able to effectively compete against our competitors due to their significant resources and operating history.

As of December 31, 2011 and 2010, our EchoStar Satellite Services segment had contracted revenue backlog attributable to satellites currently in orbit of approximately $1.285 billion and $1.054 billion, respectively, and contracted backlog attributable to satellites under construction of $621 million and $1.1 billion, respectively. Of these amounts, we expect approximately $230 million to be recognized in 2012.

Dependence on DISH Network. We depend on DISH Network for a substantial portion of the revenue for our EchoStar Satellite Services segment. Therefore, our results of operations are and will for the foreseeable future be closely linked to the performance of DISH Network's pay-TV service.

While we expect to continue to provide satellite services to DISH Network for the foreseeable future, its satellite capacity requirements may change for a variety of reasons, including the launch of its own additional satellites. Any termination or reduction in the services we provide to DISH Network would increase excess capacity on our satellites and require that we aggressively pursue alternative sources of revenue for this segment. Possible adverse effects on the EchoStar Technologies segment from DISH Network's possible decline in gross subscriber additions are not expected to materially impact the revenue generated within the EchoStar Satellite Services segment in the near term.

In addition, because the number of potential new customers for our EchoStar Satellite Services segment is small, our current customer concentration is likely to continue for the foreseeable future. Our future success may also depend on the extent to which prospective customers that have been competitors of DISH Network are willing to purchase services from us. Many of these customers may continue to view us as a competitor given the common ownership and management team we continue to share with DISH Network.

Additional Challenges for our EchoStar Satellite Services Segment. Our ability to expand revenues in the EchoStar Satellite Services segment will likely require that we displace incumbent suppliers that generally have well established business models and often benefit from long-term contracts with their customers. As a result, to grow our EchoStar Satellite Services segment we may need to develop or otherwise acquire access to new satellite-delivered services so that we may offer differentiated services to prospective customers. However, there can be no assurance that we would be able to develop or otherwise acquire access to such differentiated services or develop the sales and marketing expertise necessary to sell such services profitably.

In addition, as our satellite fleet ages, we will be required to evaluate replacement alternatives such as acquiring, leasing or constructing additional satellites, with or without customer commitments for capacity, which may require us to seek additional financing. However, there can be no assurance that such financing will be available to fund any such replacement alternatives on terms that would be attractive to us or at all.

Hughes Segment

On June 8, 2011, we completed the Hughes Acquisition, pursuant to the Hughes Agreement by and between us, certain of our subsidiaries, including EchoStar Satellite Services L.L.C., and Hughes Communications, Inc. Pursuant to the Hughes Agreement, each issued and outstanding share of common stock and vested stock option of Hughes Communications, Inc. was converted into the right to receive $60.70 (minus any applicable exercise price) in cash and substantially all of the outstanding debt of Hughes Communications, Inc. was repaid. In addition, each share of unvested restricted stock and unvested stock option of Hughes Communications, Inc. was converted into the right to receive $60.70 (minus any applicable exercise price) in cash on the vesting date of the stock award. The funding of the Hughes Acquisition was supported by the issuance by HSS of $1.1 billion of 6 1/2% senior secured notes due 2019 and $900 million of 7 5/8% senior notes due 2021 (the "Notes"). See Note 13 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion. In addition to the debt securities issued, we contributed cash and marketable investment securities to, and forgave certain net intercompany accounts payable of, HSS, totaling $609 million. For information about the risks related to the Hughes Acquisition, please see Item 1A. "Risk Factors."

Our Hughes segment provides satellite broadband Internet access to North American consumers, which we refer to as the consumer market, and broadband network services and systems to the domestic and international enterprise markets. Our Hughes segment also provides managed services to large enterprises and networking systems solutions to customers for mobile satellite and wireless backhaul systems. We incorporate advances in technology to reduce costs and to increase the functionality and reliability of our products and services. Through the usage of advanced spectrally efficient modulation and coding methodologies, such as DVB-S2 and proprietary software web acceleration and compression techniques, we continue to improve the efficiency of our networks. In addition, we invest in technologies to enhance our system and network management capabilities, specifically our managed services for enterprises. We also continue to invest in next generation technologies that can be applied to our future products and services.

In June 2009, Hughes Communications, Inc. entered into a contract for construction of EchoStar XVII/Jupiter, our next-generation, geostationary high throughput satellite. EchoStar XVII/Jupiter will employ a multi-spot beam, bent pipe Ka-band architecture and will provide additional capacity for the HughesNet consumer broadband Internet service in North America. We anticipate launching EchoStar XVII/Jupiter in the summer of 2012.

As of December 31, 2011, we had approximately 626,000 customers that subscribe to our Hughes segment's consumer and small/medium enterprise service. In addition, as of December 31, 2011, our Hughes segment had total revenue backlog, which we define as our expected future revenue under customer contracts that are non-cancelable and excluding agreements with our customers in our consumer market, of approximately $1.036 billion. Of this amount, we expect approximately $370 million to be recognized in 2012.

Additional Challenges for our Hughes Segment. Our ability to continue to grow our consumer revenue will depend on our success in adding new subscribers on our satellite network and successful launch and deployment of our EchoStar XVII/Jupiter satellite as planned. We may need to adjust our service offerings in response to the offerings of our competitors, including ViaSat Communications, following its commencement of service on the ViaSat-1 satellite which launched in October 2011. In addition, following the commencement of service on ViaSat-1 and prior to the commencement of service on EchoStar XVII/Jupiter, ViaSat Communications may be in a better position to offer faster connection speeds more economically than us, which could adversely impact our ability to add new subscribers and our consumer revenues.

An additional focus in this business is our ability to grow our revenue in the enterprise business, both domestically and internationally. The growth of the enterprise business is also impacted by global economic conditions.

International DTH Platforms

During 2008, we entered into a joint venture with Dish Mexico. Pursuant to these arrangements, we provide certain broadcast services and satellite capacity and sell hardware such as digital set-top boxes and related equipment to Dish Mexico. We sold $63 million, $81 million and $36 million of digital set-top boxes and related components and $9 million, $9 million and $8 million of satellite services to Dish Mexico during the years ended December 31, 2011, 2010 and 2009, respectively. We also sold $8 million and less than $1 million of uplink services to Dish Mexico during the years ended December 31, 2011 and 2010. We did not have any uplink sales to Dish Mexico during the year ended December 31, 2009.

New Business Opportunities

We are exploring opportunities to selectively pursue partnerships, joint ventures and strategic acquisition opportunities that we believe may allow us to increase our existing market share, expand into new markets, broaden our portfolio of products and intellectual property, and strengthen our relationships with our customers.

Move Networks Acquisition

On December 31, 2010, we acquired certain assets of Move Networks, Inc. for $45 million. These assets include patented technology that enables the adaptive delivery of video content via the Internet which will allow us to expand our portfolio of advanced technologies serving cable, satellite, telecommunications companies and IPTV video providers.

Adverse Economic Conditions

Our ability to grow or maintain our business may be adversely affected by weak global and domestic economic conditions, including wavering consumer confidence and constraints on discretionary purchasing, unemployment, tight credit markets, declines in global and domestic stock markets, falling home prices and other factors that may adversely affect the markets in which we operate. Our ability to increase our income or to generate additional revenues will depend in part on our ability to organically grow our businesses, identify and successfully exploit opportunities to acquire other businesses or technologies, and enter into strategic partnerships. These activities may require significant additional capital that may not be available on terms that would be attractive to us or at all. In particular, volatile credit markets, which have significantly impacted the availability and cost of financing, specifically in the leveraged finance markets, may significantly constrain our ability to obtain financing to support our growth initiatives. These developments in the credit markets may increase our cost of financing and impair our liquidity position. In addition, these developments may cause us to defer or abandon business strategies and transactions that we would otherwise pursue if financing were available on acceptable terms.

Furthermore, unfavorable events in the economy, including deterioration in the credit and equity markets could cause consumer demand for pay-TV services and consequently sales of our digital set-top boxes to DISH Network, Bell TV, Dish Mexico and other international customers to decline materially because consumers may delay purchasing decisions or reduce or reallocate their discretionary spending, which would also have an adverse effect on our Hughes segment.

Basis of Presentation

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity are presented on a historical basis. Our results of operations for the year ended December 31, 2011 also include those of Hughes Communications after June 8, 2011, the date of completion of the Hughes Acquisition. Therefore, our results of operations for the year ended December 31, 2011 are not comparable to our results of operations for the years ended December 31, 2010 and 2009.

EXPLANATION OF KEY METRICS AND OTHER ITEMS

Equipment revenue – DISH Network. "Equipment revenue – DISH Network" primarily includes sales of digital set-top boxes and related components to DISH Network, including Slingboxes and related hardware products.

Equipment revenue - other. "Equipment revenue - other" primarily includes sales of digital set-top boxes and related components to Bell TV, Dish Mexico and other domestic and international customers, including sales of Slingboxes and related hardware products. "Equipment revenue - other" also includes the sale of broadband equipment and networks to customers in our enterprise and consumer markets.

Services and other revenue – DISH Network. "Services and other revenue – DISH Network" primarily includes revenue associated with satellite and transponder leasing, satellite uplinking/downlinking, signal processing, conditional access management, telemetry, tracking and control, professional services, facilities rental revenue and other services provided to DISH Network.

Services and other revenue - other. "Services and other revenue - other" primarily includes the sale of enterprise and consumer broadband services, as well as maintenance and other contracted services. "Services and other revenue - other" also includes revenue associated with satellite and transponder leasing, satellite uplinking/downlinking and other services provided to customers other than DISH Network.

Cost of sales – equipment. "Cost of sales – equipment" principally includes costs associated with digital set-top boxes and related components sold to DISH Network, Bell TV, Dish Mexico and other domestic and international customers, including costs associated with Slingboxes and related hardware products. "Cost of sales – equipment" also includes the cost of broadband equipment and networks sold to customers in our enterprise and consumer markets.

Cost of sales - services and other. "Cost of sales – services and other" primarily includes the cost of broadband services provided to our enterprise and consumer customers, as well the cost of providing maintenance and other contracted services. "Cost of sales – services and other" also includes costs associated with satellite and transponder leasing, satellite uplinking/downlinking, signal processing, conditional access management, telemetry, tracking and control, professional services, facilities rental revenue and other services.

Research and development expenses. "Research and development expenses" consist primarily of costs associated with the design and development of products to support future growth by reducing costs and providing new technology and innovations to our customers.

Selling, general and administrative expenses. "Selling, general and administrative expenses" primarily includes selling and marketing costs and employee-related costs associated with administrative services (i.e., information systems, human resources and other services), including non-cash, stock-based compensation expense. It also includes professional fees (i.e., legal, information systems and accounting services) and other items associated with facilities and administrative services provided by DISH Network and other third parties.

Impairment of long-lived asset. "Impairment of long-lived asset" consists of an impairment of our CMBStar satellite. See Note 6 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K.

Interest income. "Interest income" primarily includes interest earned on our cash, cash equivalents and marketable investment securities, including accretion on debt securities.

Interest expense, net of amounts capitalized. "Interest expense, net of amounts capitalized" primarily includes interest expense associated with our debt and capital lease obligations (net of capitalized interest), and amortization of debt issuance costs.

Unrealized and realized gains (losses) on marketable investment securities and other investments. "Unrealized and realized gains (losses) on marketable investment securities and other investments" consists primarily of gains and losses realized on the sale or exchange of investments and "other-than-temporary" impairments of marketable and other investment securities.

Unrealized gains (losses) on investments accounted for at fair value, net. "Unrealized gains (losses) on investments accounted for at fair value, net" consists of unrealized gains and losses from changes in fair value of marketable and other strategic investments accounted for at fair value.

Other, net. The primary components of "Other, net" are transaction costs related to acquisitions and equity in earnings and losses of our affiliates.

Earnings before interest, taxes, depreciation and amortization ("EBITDA"). EBITDA is defined as "Net income (loss) attributable to EchoStar" plus "Interest expense, net of amounts capitalized" net of "Interest income," "Income taxes" and "Depreciation and amortization." EBITDA is not a measure determined in accordance with GAAP. This "non-GAAP measure" is reconciled to "Net income (loss) attributable to EchoStar" in our discussion of "Results of Operations" below. EBITDA should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. Conceptually, EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is used by our management as a measure of operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes EBITDA provides meaningful supplemental information regarding liquidity and the underlying operating performance of our business. Management also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industries.

RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010.

Statements of Operations Data	For the Years Ended December 31, 2011	2010	Variance Amount	%
	(In thousands)			
Revenue:				
Equipment revenue - DISH Network	$ 1,158,293	$ 1,470,173	$ (311,880)	(21.2)
Equipment revenue - other	513,504	347,765	165,739	47.7
Services and other revenue - DISH Network	496,636	468,399	28,237	6.0
Services and other revenue - other	592,998	64,032	528,966	*
Total revenue	2,761,431	2,350,369	411,062	17.5
Costs and Expenses:				
Cost of sales - equipment	1,414,791	1,553,129	(138,338)	(8.9)
% of Total equipment revenue	**84.6%**	**85.4%**		
Cost of sales - services and other	492,702	236,356	256,346	*
% of Total services and other revenue	**45.2%**	**44.4%**		
Research and development expenses	50,966	46,093	4,873	10.6
% of Total revenue	**1.8%**	**2.0%**		
Selling, general and administrative expenses	303,276	143,555	159,721	*
% of Total revenue	**11.0%**	**6.1%**		
Depreciation and amortization	385,894	228,911	156,983	68.6
Impairment of long-lived asset	32,964	-	32,964	*
Total costs and expenses	2,680,593	2,208,044	472,549	21.4
Operating income (loss)	80,838	142,325	(61,487)	(43.2)
Other Income (Expense):				
Interest income	10,821	14,472	(3,651)	(25.2)
Interest expense, net of amounts capitalized	(82,593)	(14,560)	(68,033)	*
Unrealized and realized gains (losses) on marketable investment securities and other investments	13,666	2,923	10,743	*
Unrealized gains (losses) on investments accounted for at fair value, net	15,871	144,473	(128,602)	(89.0)
Other, net	(12,828)	(860)	(11,968)	*
Total other income (expense)	(55,063)	146,448	(201,511)	*
Income (loss) before income taxes	25,775	288,773	(262,998)	(91.1)
Income tax (provision) benefit, net	(21,501)	(84,415)	62,914	74.5
Effective tax rate	**83.4%**	**29.2%**		
Net income (loss)	4,274	204,358	(200,084)	(97.9)
Less: Net income (loss) attributable to noncontrolling interests	635	-	635	*
Net income (loss) attributable to EchoStar	$ 3,639	$ 204,358	$ (200,719)	(98.2)
Other Data:				
EBITDA	$ 482,806	$ 517,772	$ (34,966)	(6.8)

* Percentage is not meaningful.

Equipment revenue – DISH Network. "Equipment revenue – DISH Network" totaled $1.158 billion during the year ended December 31, 2011, a decrease of $312 million or 21.2% compared to the same period in 2010. This change related primarily to a decrease in unit sales of set-top boxes, partially offset by an increase in the average revenue per unit due to a change in sales mix towards higher end models like HD DVRs. Pursuant to the receiver agreement in effect during 2011, set-top boxes are sold to DISH Network at cost plus a fixed margin, resulting in a decline in revenue per unit when lower set-top box costs are incurred.

Effective January 1, 2012, we entered into a new receiver agreement with DISH Network pursuant to which we are obligated to sell digital set-top boxes and related products to DISH Network until December 31, 2014 (the "2012 Receiver Agreement"). However, DISH Network is under no obligation to purchase our digital set-top boxes or related products before or after this date. The 2012 Receiver Agreement allows DISH Network to purchase digital set-top boxes, related accessories and other equipment from us either: (i) at a cost (decreasing as we reduce cost and increasing as costs increase) plus a dollar mark-up which will depend upon the cost of the product subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Under the 2012 Receiver Agreement our margins will be increased if we are able to reduce the costs of our digital set-top boxes and our margins will be impaired if these costs increase. At the commencement of the 2012 Receiver Agreement, the aggregate pricing for the digital set-top boxes, related accessories, and other equipment sold under the 2012 Receiver Agreement was substantially the same as the aggregate pricing for the products and equipment sold under the prior receiver agreement at the time of its expiration. There can be no assurance that, over the long term, aggregate pricing under the 2012 Receiver Agreement will be substantially the same as it was under the prior receiver agreement.

Equipment revenue - other. "Equipment revenue - other" totaled $514 million during the year ended December 31, 2011, an increase of $166 million or 47.7% compared to the same period in 2010. This increase was primarily related to revenue of $161 million contributed by our Hughes segment from the sale of broadband equipment and networks to customers in our enterprise and consumer markets.

Services and other revenue - other. "Services and other revenue - other" totaled $593 million during the year ended December 31, 2011, an increase of $529 million compared to the same period in 2010. This increase was primarily related to services revenue of $513 million contributed by our Hughes segment from the sale of broadband services to customers in our enterprise and consumer markets, and customers' maintenance and other contracted services.

Cost of sales – equipment. "Cost of sales – equipment" totaled $1.415 billion during the year ended December 31, 2011, a decrease of $138 million or 8.9% compared to the same period in 2010. This change primarily resulted from a decrease in sales of digital set-top boxes and related components to DISH Network, partially offset by a $128 million increase in costs associated with the sale of broadband equipment and networks sold to customers in our enterprise and consumer markets from our Hughes segment. "Cost of sales – equipment" represented 84.6% and 85.4% of total equipment revenue for the year ended December 31, 2011 and 2010, respectively. The improvement in the expense to revenue ratio principally resulted from the decrease in sales of set-top boxes and related components to DISH Network which have lower margins as sales are at cost plus a fixed margin.

Cost of sales – services and other. "Cost of sales – services and other" totaled $493 million during the year ended December 31, 2011, an increase of $256 million compared to the same period in 2010. This change primarily related to costs of $236 million associated with the sale of broadband services provided to customers in our enterprise and consumer markets, and customers' maintenance and other contracted services from our Hughes segment. "Cost of sales – services and other" represented 45.2% and 44.4% of total services and other revenue for the year ended December 31, 2011 and 2010, respectively. The increase in the expense to revenue ratio principally resulted from an increase in revenue and expenses from our Hughes segment.

Selling, general and administrative expenses. "Selling, general and administrative expenses" totaled $303 million during the year ended December 31, 2011, an increase of $160 million compared to the same period in 2010. This change primarily resulted from an increase in marketing and advertising expenses and other general and administrative expenses, of which $132 million was associated with our Hughes segment. "Selling, general and administrative expenses" represented 11.0% and 6.1% of total revenue for the year ended December 31, 2011 and 2010, respectively. The increase in the expense to revenue ratio principally resulted from an increase in revenue and expenses from our Hughes segment as well as a decrease in equipment revenue from DISH Network.

Depreciation and amortization. "Depreciation and amortization" expense totaled $386 million during the year ended December 31, 2011, an increase of $157 million or 68.6% compared to the same period in 2010. The increase was primarily attributable to additional amortization and depreciation expense of $166 million from our Hughes segment.

Impairment of long-lived asset. "Impairment of long-lived asset" of $33 million during the year ended December 31, 2011 resulted from impairment of our CMBStar satellite. See Note 6 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion.

Interest expense, net of amounts capitalized. "Interest expense, net of amounts capitalized" totaled $83 million during the year ended December 31, 2011, an increase of $68 million compared to the same period in 2010. This change primarily resulted from an increase in interest expense related to the issuance of the Notes during the second quarter of 2011, partially offset by an increase in capitalized interest associated with the construction of our satellites.

Unrealized gains (losses) on investments accounted for at fair value, net. "Unrealized gains (losses) on investments accounted for at fair value, net" for the year ended December 31, 2011 was a net gain of $16 million, a $129 million decrease compared to the same period in 2010. This decrease was attributable to investments accounted for under the fair value method. See Note 4 under "*Investments in TerreStar*" in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion.

Earnings before interest, taxes, depreciation and amortization. EBITDA was $483 million during the year ended December 31, 2011, a decrease of $35 million or 6.8% compared to the same period in 2010. The following table reconciles EBITDA to the accompanying financial statements.

	For the Years Ended December 31,	
	2011	2010
	(In thousands)	
EBITDA	$ 482,806	$ 517,772
Interest income (expense), net	(71,772)	(88)
Income tax (provision) benefit, net	(21,501)	(84,415)
Depreciation and amortization	(385,894)	(228,911)
Net income (loss) attributable to EchoStar	$ 3,639	$ 204,358

Income tax (provision) benefit, net. The income tax provision totaled $22 million during the year ended December 31, 2011, a decrease of $63 million compared to the same period in 2010. This change resulted from a decrease in "Income (loss) before income taxes" offset by an increase in our effective tax rate. Our effective tax rate for the year ended December 31, 2011 was impacted by the changes in our valuation allowance for deferred taxes that are capital in nature.

Net income (loss) attributable to EchoStar. Our net income attributable to EchoStar was $4 million during the year ended December 31, 2011, a decrease of $201 million compared to the same period in 2010. This change was primarily attributable to the changes in revenue and expenses discussed above.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009.

Statements of Operations Data	For the Years Ended December 31, 2010	2009	Variance Amount	%
		(In thousands)		
Revenue:				
Equipment revenue - DISH Network	$ 1,470,173	$ 1,174,763	$ 295,410	25.1
Equipment revenue - other	347,765	302,787	44,978	14.9
Services and other revenue - DISH Network	468,399	373,226	95,173	25.5
Services and other revenue - other	64,032	52,783	11,249	21.3
Total revenue	2,350,369	1,903,559	446,810	23.5
Costs and Expenses:				
Cost of sales - equipment	1,553,129	1,267,172	285,957	22.6
% of Total equipment revenue	**85.4%**	**85.8%**		
Cost of sales - services and other	236,356	203,123	33,233	16.4
% of Total services and other revenue	**44.4%**	**47.7%**		
Research and development expenses	46,093	44,009	2,084	4.7
% of Total revenue	**2.0%**	**2.3%**		
Selling, general and administrative expenses	143,555	140,234	3,321	2.4
% of Total revenue	**6.1%**	**7.4%**		
Depreciation and amortization	228,911	244,129	(15,218)	(6.2)
Total costs and expenses	2,208,044	1,898,667	309,377	16.3
Operating income (loss)	142,325	4,892	137,433	*
Other Income (Expense):				
Interest income	14,472	26,441	(11,969)	(45.3)
Interest expense, net of amounts capitalized	(14,560)	(32,315)	17,755	54.9
Unrealized and realized gains (losses) on marketable investment securities and other investments	2,923	119,461	(116,538)	(97.6)
Unrealized gains (losses) on investments accounted for at fair value, net	144,473	313,000	(168,527)	(53.8)
Other, net	(860)	(6,120)	5,260	85.9
Total other income (expense)	146,448	420,467	(274,019)	(65.2)
Income (loss) before income taxes	288,773	425,359	(136,586)	(32.1)
Income tax (provision) benefit, net	(84,415)	(60,655)	(23,760)	(39.2)
Effective tax rate	**29.2%**	**14.3%**		
Net income (loss)	204,358	364,704	(160,346)	(44.0)
Less: Net income (loss) attributable to noncontrolling interests	-	-	-	*
Net income (loss) attributable to EchoStar	$ 204,358	$ 364,704	$ (160,346)	(44.0)
Other Data:				
EBITDA	$ 517,772	$ 675,362	$ (157,590)	(23.3)

* Percentage is not meaningful.

Equipment revenue – DISH Network. "Equipment revenue – DISH Network" totaled $1.470 billion during the year ended December 31, 2010, an increase of $295 million or 25.1% compared to the same period in 2009. This change related primarily to an increase in unit sales of set-top boxes, partially offset by a decline in average revenue per unit. The decline in average revenue per unit was driven by continued manufacturing efficiencies and a change to one of our component vendor contracts, which reduced our set-top box costs. Pursuant to the receiver agreement in effect during 2010, set-top boxes were sold to DISH Network at cost plus a fixed margin resulting in a decline in revenue per unit when lower set-top box costs were incurred.

Equipment revenue - other. "Equipment revenue - other" totaled $348 million during the year ended December 31, 2010, an increase of $45 million or 14.9% compared to the same period in 2009. This change resulted primarily from an increase in sales to Dish Mexico, which was in addition to the original contribution commitment associated with our investment in Dish Mexico.

Services and other revenue – DISH Network. "Services and other revenue – DISH Network" totaled $468 million during the year ended December 31, 2010, an increase of $95 million or 25.5% compared to the same period in 2009. The change was driven by an increase in transponder leasing primarily related to the Nimiq 5 satellite, which was placed into service in October 2009, the increase in monthly lease rates per transponder on certain satellites based on the terms of our amended lease agreements and an increase in uplink services. This increase in uplink services was primarily attributable to the launch of additional local channels and additional satellites being placed into service. See Note 17 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion.

Cost of sales – equipment. "Cost of sales – equipment" totaled $1.553 billion during the year ended December 31, 2010, an increase of $286 million or 22.6% compared to the same period in 2009. This change primarily resulted from an increase in sales of digital set-top boxes and related components to DISH Network and Dish Mexico. "Cost of sales – equipment" represented 85.4% and 85.8% of total equipment sales during the year ended December 31, 2010 and 2009, respectively.

Cost of sales – services and other. "Cost of sales – services and other" totaled $236 million during the year ended December 31, 2010, an increase of $33 million or 16.4% compared to the same period in 2009. This change primarily resulted from an increase in costs related to the EchoStar I satellite, which we began leasing from DISH Network during the first quarter 2010, and costs related to the Nimiq 5 satellite, which was placed into service in October 2009. "Cost of sales - services and other" represented 44.4% and 47.7% of total services and other revenue during the year ended December 31, 2010 and 2009, respectively. The improvement in this expense to revenue ratio was primarily driven by an increase in transponder leasing revenue, discussed above. The majority of our costs associated with transponder leasing are related to satellites which are included in "Depreciation and amortization" expense.

Depreciation and amortization. "Depreciation and amortization" expense totaled $229 million during the year ended December 31, 2010, a $15 million or 6.2% decrease compared to the same period in 2009. The change in "Depreciation and amortization" expense was primarily related to declines in depreciation expense related to satellites that became fully depreciated in 2010, partially offset by depreciation expense associated with Nimiq 5, which was placed into service in October 2009.

Interest expense, net of amounts capitalized. "Interest expense, net of amounts capitalized" totaled $15 million during the year ended December 31, 2010, a decrease of $18 million or 54.9% compared to the same period in 2009. This change primarily resulted from $26 million of interest which was capitalized into construction in progress during 2010, including $7 million that related to interest expense that should have been capitalized in 2009. This decrease was partially offset by an increase in interest expense related to our capital leases obligations.

Unrealized and realized gains (losses) on marketable investment securities and other investments. "Unrealized and realized gains (losses) on marketable investment securities and other investments" totaled a net gain of $3 million during the year ended December 31, 2010, a $117 million decrease compared to the same period in 2009. This change primarily resulted from an $87 million decrease in net gains on the sale of marketable investment securities during 2010 compared to 2009 and an increase in impairment charges on our marketable and other investment securities during 2010 compared to the same period in 2009.

Unrealized gains (losses) on investments accounted for at fair value, net. "Unrealized gains (losses) on investments accounted for at fair value, net" totaled a net gain of $144 million during the year ended December 31, 2010, a $169 million decrease compared to the same period in 2009. This change is attributable to a decline in gains related to investments accounted for under the fair value method. See Note 4 under "*Investments in TerreStar*" in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K for further discussion.

Earnings before interest, taxes, depreciation and amortization. EBITDA was $518 million during the year ended December 31, 2010, a decrease of $158 million compared to the same period in 2009. EBITDA for the year ended December 31, 2010 was negatively impacted by a decrease in "Unrealized and realized gains (losses) on marketable investment securities and other investments" and "Unrealized gains (losses) on investments accounted for at fair value, net," partially offset by an increase in "Operating income (loss)." The following table reconciles EBITDA to the accompanying financial statements.

	For the Years Ended December 31,	
	2010	2009
	(In thousands)	
EBITDA	$ 517,772	$ 675,362
Interest income (expense), net	(88)	(5,874)
Income tax (provision) benefit, net	(84,415)	(60,655)
Depreciation and amortization	(228,911)	(244,129)
Net income (loss) attributable to EchoStar	$ 204,358	$ 364,704

Income tax (provision) benefit, net. The income tax provision totaled $84 million during the year ended December 31, 2010, an increase of $24 million compared to the same period in 2009. This increase resulted primarily from an increase in the effective tax rate, offset by the decrease in "Income (loss) before income taxes." The effective tax rate for 2009 was positively impacted by the change in our valuation allowances against certain deferred tax assets that are capital in nature.

Net income (loss) attributable to EchoStar. Our net income attributable to EchoStar was $204 million during the year ended December 31, 2010, a decrease of $160 million compared to the same period in 2009. This decrease was primarily attributable to the changes in revenue and expenses discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash, Cash Equivalents and Current Marketable Investment Securities

We consider all liquid investments purchased within 90 days of their maturity to be cash equivalents. See "Item 7A. – Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K for further discussion regarding our marketable investment securities. As of December 31, 2011, our cash, cash equivalents and current marketable investment securities totaled $1.696 billion compared to $1.131 billion as of December 31, 2010, an increase of $565 million. This increase in cash, cash equivalents and current marketable investment securities was primarily driven by net proceeds of $1.942 billion related to issuance of the Notes, cash receipts of $697 million related to our investment in TerreStar and cash generated from operations of $447 million, partially offset by the Hughes Acquisition of $2.076 billion, net of cash received, capital expenditures of $377 million and $70 million in net purchases of marketable investment securities.

We have investments in various debt and equity instruments including corporate bonds, corporate equity securities, government bonds, and variable rate demand notes ("VRDNs"). VRDNs are long-term floating rate municipal bonds with embedded put options that allow the bondholder to sell the security at par plus accrued interest. All of the put options are secured by a pledged liquidity source. Our VRDN portfolio is comprised of investments in many municipalities, which are backed by financial institutions or other highly rated companies that serve as the pledged liquidity source. While they are classified as marketable investment securities, the put option allows VRDNs to be liquidated generally on a same day or on a five business day settlement basis. As of December 31, 2011 and 2010, we held VRDNs, within our current marketable investment securities portfolio, with fair values of $219 million and $396 million, respectively.

The following discussion highlights our cash flow activities during the years ended December 31, 2011, 2010, and 2009.

Cash flows from operating activities. We typically reinvest the cash flow from operating activities in our business. For the year ended December 31, 2011, 2010 and 2009 we reported net cash inflows from operating activities of $447 million, $404 million and $196 million, respectively.

The $43 million improvement in net cash inflows from operating activities during the year ended December 31, 2011 compared to the same period in 2010 was primarily attributable to cash generated of $54 million from changes in operating assets and liabilities related to timing differences between book expense and cash payments, partially offset by a $4 million decrease in net income adjusted to exclude non-cash changes in: (i) "Unrealized gains (losses) on investments accounted for at fair value, net," (ii) "Unrealized and realized gains (losses) on marketable investment securities and other investments," (iii)"Depreciation and amortization," (iv) "Deferred tax expense (benefit)" and (v) the impairment of our CMBStar satellite.

The $208 million improvement in net cash inflows from operating activities during the year ended December 31, 2010 compared to the same period in 2009 was primarily attributable to an increase of $183 million in net income adjusted to exclude non-cash changes in: (i) "Unrealized gains (losses) on investments accounted for at fair value, net," (ii) "Unrealized and realized gains (losses) on marketable investment securities and other investments" and (iii) "Deferred tax expense (benefit)."

Cash flows from investing activities. Our investing activities generally include purchases and sales of marketable investment securities, capital expenditures, acquisitions and strategic investments. For the years ended December 31, 2011, 2010 and 2009, we reported net cash outflows from investing activities of $1.888 billion, $239 million and $114 million, respectively.

The increase in net cash outflows from investing activities from 2010 to 2011 of $1.649 billion primarily related to the Hughes Acquisition of $2.076 billion, net of cash received, and an increase in capital expenditures of $180 million, partially offset by cash receipts of $697 million related to our investment in TerreStar. In addition, 2010 benefited from cash inflows of $103 million related to the assignment of rights under a launch service contract to DISH Network.

The increase in net cash outflows from investing activities from 2009 to 2010 of $125 million primarily resulted from net purchases of marketable investment securities of $47 million in 2010 and net sales of marketable investment securities of $223 million in 2009 for a net change of $270 million, partially offset by cash inflows of $103 million related to the assignment of rights under a launch contract to DISH Network, cash inflows related to a decline in the capital expenditures of $17 million compared to 2009 and proceeds from the sale of strategic investments of $16 million.

Cash flows from financing activities. Our financing activities generally include net proceeds related to the issuance of long-term debt, cash used for the repurchase, redemption or payment of long-term debt and capital lease obligations, and repurchases of our Class A common stock. For the year ended December 31, 2011, we reported net cash inflows from financing activities of $1.914 billion. For the years ended December 31, 2010 and 2009, we reported net cash outflows from financing activities of $47 million and $83 million, respectively.

The increase in net cash inflows from financing activities from 2010 to 2011 of $1.961 billion principally resulted from proceeds received of $1.942 billion from the issuance of the Notes, net of deferred financing costs.

The decline in net cash outflows from financing activities from 2009 to 2010 of $36 million principally resulted from a decrease in repurchases of Class A common stock during 2010 compared to 2009.

Obligations and Future Capital Requirements

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2011 future maturities of our contractual obligations are summarized as follows:

	Payments due by period						
	Total	2012	2013	2014	2015	2016	Thereafter
	(In thousands)						
Long-term debt obligations	$2,006,644	$ 1,171	$ 1,049	$ 1,112	$ 1,139	$ 1,049	$2,001,124
Capital lease obligations	527,618	64,068	66,502	70,177	25,440	27,731	273,700
Interest expense on long-term debt and capital lease obligations	1,496,237	190,396	184,137	177,829	173,174	170,435	600,266
Satellite-related obligations	845,107	325,508	104,703	72,759	50,214	42,686	249,237
Operating lease obligations	73,695	21,941	15,985	12,539	8,708	6,593	7,929
Purchase and other obligations	418,215	408,257	2,837	2,120	1,667	1,667	1,667
Payments in connection with acquisition	14,034	5,437	5,137	3,460	-	-	-
Total	$5,381,550	$ 1,016,778	$ 380,350	$ 339,996	$ 260,342	$ 250,161	$3,133,923

"Satellite-related obligations" includes, among other things, our transponder agreements and two launch contracts for satellites that are currently under construction, as described below.

- *EchoStar XVI.* During November 2009, we entered into a contract for the construction of EchoStar XVI, a DBS satellite, which is expected to be launched during the second half of 2012 and will operate at the 61.5 degree west longitude orbital location. DISH Network has agreed to lease all of the capacity on this satellite from us for a portion of its useful life. As of December 31, 2011, the remaining obligation related to EchoStar XVI of $65 million, including the launch contract, is included in the table above.

- *EchoStar XVII/Jupiter.* During June 2009, Hughes Communications entered into a contract for the construction of EchoStar XVII/Jupiter, which is expected to launch in the summer of 2012. Barrett Xplore Inc. has agreed to lease the user beams designed to operate in Canada, which represents a portion of the capacity available on EchoStar XVII/Jupiter. As of December 31, 2011, the remaining obligation related to EchoStar XVII/Jupiter of $108 million, including the launch contract, is included in the table above. During the first quarter 2012, we secured launch insurance and one year in-orbit insurance for a total of $34 million which is not included in the table above.

Our "Purchase and other obligations" primarily consist of binding purchase orders for digital set-top boxes and related components, digital broadcast operations and professional services agreement. Our purchase obligations can fluctuate significantly from period to period due to, among other things, management's control of inventory levels, and can materially impact our future operating asset and liability balances, and our future working capital requirements. These purchase obligations will be paid from 2011 through 2017.

The table above does not include $30 million of liabilities associated with unrecognized tax benefits that were accrued as of December 31, 2011 and are included on our Consolidated Balance Sheets included in Item 15 of this Annual Report on Form 10-K. We do not expect any portion of this amount to be paid or settled within the next 12 months.

In certain circumstances, the dates on which we are obligated to make these payments could be delayed. These amounts will increase to the extent we procure insurance for our satellites or contract for the construction, launch or lease of additional satellites.

Acquisition of Brazilian Orbital Slot. On August 30, 2011, we were declared the winner of the right to select an orbital slot in an auction conducted by ANATEL, the Brazilian communications regulatory authority. We selected the 45 degree west longitude orbital location for a bid of approximately $77 million using an exchange rate of $1 to 1.8758 Brazilian Real as of December 30, 2011. This amount is not included in the table above. We must comply with certain post-auction regulatory and payment requirements before we will receive the orbital slot. Once we receive the orbital slot, the slot will be used to expand our video and data capabilities in South America.

Off-Balance Sheet Arrangements

Aside from the transactions below, we generally do not engage in off-balance sheet financing activities or use derivative financial instruments for hedge accounting or speculative purposes.

As of December 31, 2011, we had $23 million of contractual obligations to customers and other statutory/governmental agencies, which were secured by letters of credit and insurance bonds. Of this amount, $4 million was secured by restricted cash; $1 million related to insurance bonds; and $18 million was issued under credit arrangements available to our foreign subsidiaries. Certain letters of credit issued by our foreign subsidiaries are secured by their assets.

As of December 31, 2011, we had $9 million of foreign currency forward contracts in place to partially mitigate foreign exchange risk. We evaluate our derivative financial instruments from time to time, but there can be no assurance that we will not enter into additional foreign currency forward contracts, or take other measures, in the future to mitigate our foreign exchange risk.

Satellite Insurance

We generally do not carry insurance for any of the in-orbit satellites that we use because we believe that the premium costs are uneconomical relative to the risk of satellite failure. However, pursuant to the terms of the agreements governing certain portions of our indebtedness, we are required, subject to certain limitations on coverage, to obtain launch insurance for EchoStar XVII/Jupiter and EchoStar XVI and to maintain in-orbit insurance for EchoStar XVII/Jupiter, EchoStar XVI and SPACEWAY 3. The loss of a satellite or other satellite malfunctions or anomalies could have a material adverse effect on our financial performance which we may not be able to mitigate by using available capacity on other satellites. There can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. In addition, the loss of a satellite or other satellite malfunctions or anomalies could affect our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites for our in-orbit fleet in a timely fashion, or at all.

Future Capital Requirements

We primarily rely on our existing cash and marketable investment securities balances, as well as cash flow generated through our operations to fund our investment needs. Since we currently depend on DISH Network for a substantial portion of our revenue, our cash flow from operations depends heavily on its needs for equipment and services. During the year ended December 31, 2011, DISH Network purchased fewer digital set-top boxes and related components from us. In addition, to the extent that DISH Network's gross subscriber additions decrease or DISH Network experiences a net loss of subscribers, sales of our digital set-top boxes and related components to DISH Network may further decline, which in turn could have a further material adverse effect on our financial position and results of operations. In addition, we currently have two satellites under construction, EchoStar XVI and EchoStar XVII/Jupiter. The expected future payments related to these satellites are $173 million. As a result, there can be no assurance that we will have positive cash flows from operations. Furthermore, if we experience negative cash flows, our existing cash and marketable investment securities balances may be reduced.

We have a significant amount of outstanding indebtedness. As of December 31, 2011, our total indebtedness was $2.534 billion. Our liquidity requirements will be significant, primarily due to our debt service requirements. In addition, our future capital expenditures are likely to increase if we make additional investments in infrastructure necessary to support and expand our business, or if we decide to purchase one or more additional satellites. Other aspects of our business operations may also require additional capital. We periodically evaluate various strategic initiatives, the pursuit of which also could require us to raise significant additional capital.

Satellites

As our satellite fleet ages, we will be required to evaluate replacement alternatives such as acquiring, leasing or constructing additional satellites, with or without customer commitments for capacity. We also may construct or lease additional satellites in the future to provide satellite services at additional orbital locations or to improve the quality of our satellite services.

Stock Repurchases

Pursuant to a stock repurchase plan approved by our Board of Directors, we are authorized to repurchase up to $500 million of our outstanding shares of Class A common stock through and including December 31, 2011. During the year ended December 31, 2011, we did not repurchase any common stock. During the year ended December 31, 2010, we repurchased 34,000 shares of our Class A common stock for $605,000. On November 2, 2011, our Board of Directors extended the plan, such that we are authorized to make such repurchases through and including December 31, 2012.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from previously estimated amounts, and such differences may be material to the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. The following represent what we believe are the critical accounting policies that may involve a high degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K.

- ***Accounting for investments in private and publicly-traded securities.*** We hold debt and equity interests in companies, some of which are publicly traded and have highly volatile prices. We record an investment impairment charge in "Unrealized and realized gains (losses) on marketable investment securities and other investments" within "Other Income (Expense)" on our Consolidated Statements of Operations and Comprehensive Income (Loss) when we believe an investment has experienced a decline in value that is judged to be other-than-temporary. We monitor our investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

- ***Fair value of financial instruments.*** Fair value estimates of our financial instruments are made at a point in time, based on relevant market data as well as the best information available about the financial instrument. Weak economic conditions have resulted in inactive markets for certain of our financial instruments, including "Marketable and other investment securities" on our Consolidated Balance Sheets. For certain of these instruments, there is no or limited observable market data. Fair value estimates for financial instruments for which no or limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience, bankruptcy and other factors. These estimates involve significant uncertainties and judgments and may be a less precise measurement of fair value as compared to financial instruments where observable market data is available. We make certain assumptions related to expected maturity date, credit and interest rate risk based upon market conditions and prior experience. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the instrument. In addition, changes in the underlying assumptions used in the fair value measurement technique, including liquidity risks, and estimate of future cash flows, could significantly affect these fair value estimates, which could have a material adverse impact on our financial position and results of operations.

- ***Acquisition of investments in non-marketable investment securities.*** We calculate the fair value of our interest in non-marketable investment securities either as consideration given, or for non-cash acquisitions, based on the results of valuation analyses utilizing a discounted cash flow or DCF model. The DCF methodology involves the use of various estimates relating to future cash flow projections and discount rates for which significant judgments are required.

- ***Business combinations.*** When we acquire a business, we allocate the purchase price to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach. The accounting standard for business combinations requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at fair value. Transaction costs related to the acquisition of the business are expensed as incurred. Costs associated with the issuance of debt associated with a business combination are capitalized and included as a yield adjustment to the underlying debt's stated rate. Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite. Amortization of these intangible assets is recorded on a straight line basis over an average finite useful life primarily ranging from approximately one to twenty years or in relation to the estimated discounted cash flows over the life of the intangible.

- ***Valuation of long-lived assets.*** We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. See Note 2 in the Notes to our Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K. The carrying value of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group is less than its carrying value. In that event, a loss will be recorded in "Impairments of long-lived asset" on our Consolidated Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying value exceeds the fair value of the long-lived asset or asset group. Fair value is determined primarily using the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of by sale are determined in a similar manner, except that fair values are reduced for estimated selling costs. Among other reasons, changes in estimates of future cash flows could result in a write-down of the asset in a future period.

- ***Valuation of goodwill and intangible assets with indefinite lives.*** We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually, and also when events and circumstances warrant. We use estimates of fair value to determine the amount of impairment, if any, of recorded goodwill and intangible assets with indefinite lives. Fair value is determined primarily using the estimated future cash flows, discounted at a rate commensurate with the risk involved. While our impairment tests in 2011 indicated the fair value of our intangible assets were above their carrying amounts, significant changes in our estimates of future cash flows could result in a write-down of goodwill and intangible assets with indefinite lives in a future period, which will be recorded in a new line item entitled "Impairments of goodwill, indefinite-lived and long-lived assets" on our Consolidated Statements of Operations and Comprehensive Income (Loss) and could be material to our consolidated results of operations and financial position. Our newly acquired Hughes segment will complete its goodwill impairment testing annually in the quarter ended June 30. A 10% decrease in the estimated future cash flows or a 10% increase in the discount rate used in estimating the fair value of these assets (while all other assumptions remain unchanged) would not result in these assets being impaired.

- ***Revenue Recognition.*** Our Hughes segment enters into contracts to design, develop and deliver telecommunication networks to customers in our enterprise market. These contracts for telecommunication networks require significant effort to develop and construct the network, over an extended time period. Revenues are also earned from long-term contracts for the sale of mobile satellite communications systems. Sales under these long-term contracts are recognized using the percentage-of-completion method of accounting. Depending on the nature of the deliverables in each arrangement, we recognize revenue under the cost-to-cost method or the units of delivery method. Under the cost-to-cost method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, based on the ratio of costs incurred to estimated total costs at completion. Under the units of delivery method, sales are recorded as products are delivered and costs are recognized based on the expected profit for the entire agreement. Profits expected to be realized on long-term contracts are based on estimates of total sale values and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified. Changes in our estimates related to revenue recognition for these contracts could result in significant changes in our revenues or costs, which could be material to our consolidated results of operations.

- ***Income taxes***. Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. Determining necessary valuation allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. We periodically evaluate our need for a valuation allowance based on both historical evidence, including trends, and future expectations in each reporting period. Any such valuation allowance is recorded in either "Income tax (provision) benefit, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss) or "Accumulated other comprehensive income (loss) within "Stockholders' equity (deficit)" on our Consolidated Balance Sheets. Future performance could have a significant effect on the realization of tax benefits, or reversals of valuation allowances, as reported in our consolidated results of operations.

- ***Uncertainty in tax positions***. Management evaluates the recognition and measurement of uncertain tax positions based on applicable tax law, regulations, case law, administrative rulings and pronouncements and the facts and circumstances surrounding the tax position. Changes in our estimates related to the recognition and measurement of the amount recorded for uncertain tax positions could result in significant changes in our "Income tax (provision) benefit," which could be material to our consolidated results of operations.

- ***Contingent liabilities***. A significant amount of management judgment is required in determining when, or if, an accrual should be recorded for a contingency and the amount of such accrual. Estimates generally are developed in consultation with counsel and are based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, a charge could be recorded in a future period to "Selling, general and administrative expenses" on our Consolidated Statements of Operations and Comprehensive Income (Loss) which could be material to our consolidated results of operations and financial position.

New Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08 amending ASC 350 "Intangibles - Goodwill and Other" related to goodwill impairment testing. Among other things, ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. Although early adoption is allowed, the amendment is effective for impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of ASU 2011-08 to have a material impact on our financial position or results of operations.

Seasonality

For our EchoStar Technologies and EchoStar Satellite Services segments, we are affected by seasonality to the extent it impacts our customers. Our customers in the pay-TV industry, including DISH Network, our largest customer, typically experience seasonality. Historically, the first half of the year generally produces fewer new subscribers for the pay-TV industry than the second half of the year. However, we can not provide assurance that this will continue in the future.

For our Hughes segment, like many communications infrastructure equipment vendors, a higher amount of our hardware revenues occur in the second half of the year due to our customers' annual procurement and budget cycles. Large enterprises and operators often allocate their capital expenditure budgets at the beginning of their fiscal year (which often coincides with the calendar year). The typical sales cycle for large complex system procurements is 6 to 12 months, which often results in the customer expenditure occurring towards the end of the year. Customers often seek to expend the budgeted funds prior to the end of the year and the next budget cycle.

Inflation

Inflation has not materially affected our operations during the past three years. We believe that our ability to increase the prices charged for our products and services in future periods will depend primarily on competitive pressures or contractual terms.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks Associated With Financial Instruments

Our investments and debt are exposed to market risks, discussed below.

Cash, Cash Equivalents and Current Marketable Investment Securities

As of December 31, 2011, our cash, cash equivalents and current marketable investment securities had a fair value of $1.696 billion. Of that amount, a total of $1.480 billion was invested in: (a) cash; (b) VRDNs convertible into cash at par value plus accrued interest generally in five business days or less; (c) debt instruments of the U.S. Government and its agencies; (d) commercial paper and corporate notes with an overall average maturity of less than one year and rated in one of the four highest rating categories by at least two nationally recognized statistical rating organizations; and/or (e) instruments with similar risk, duration and credit quality characteristics to the commercial paper and corporate obligations described above. The primary purpose of these investing activities has been to preserve principal until the cash is required to, among other things, fund operations, make strategic investments and expand the business. Consequently, the size of this portfolio fluctuates significantly as cash is received and used in our business. The value of this portfolio is negatively impacted by credit losses; however, this risk is mitigated through diversification that limits our exposure to any one issuer.

Interest Rate Risk

A change in interest rates would affect the fair value of our cash, cash equivalents and current marketable investment securities portfolio; however, we normally hold these investments to maturity. Based on our current non-strategic investment portfolio of $1.480 billion as of December 31, 2011, a hypothetical 10% change in average interest rates during 2011 would not have a material impact on their fair value due to the limited duration of our investments.

Our cash, cash equivalents and current marketable investment securities had an average annual rate of return for the year ended December 31, 2011 of 0.7%. A change in interest rates would affect our future annual interest income from this portfolio, since funds would be re-invested at different rates as the instruments mature. A hypothetical 10% decrease in average interest rates during 2011 would result in a decrease of approximately $1 million in annual interest income.

Strategic Marketable Investment Securities

As of December 31, 2011, we held current strategic and financial debt and equity investments of public companies with a fair value of $216 million. These investments, which are held for strategic and financial purposes, are concentrated in a small number of companies, are highly speculative and have experienced and continue to experience volatility. The fair value of our strategic and financial debt and equity investments can be significantly impacted by the risk of adverse changes in securities markets generally, as well as risks related to the performance of the companies whose securities we have invested in, risks associated with specific industries, and other factors. These investments are subject to significant fluctuations in fair value due to the volatility of the securities markets and of the underlying businesses. In general, the debt instruments held in our strategic marketable investment securities portfolio are not significantly impacted by interest rate fluctuations as their value is more closely related to factors specific to the underlying business. A hypothetical 10% adverse change in the price of our public strategic debt and equity investments would result in a decrease of approximately $22 million in the fair value of these investments.

Restricted Cash and Marketable Investment Securities and Noncurrent Marketable and Other Investment Securities

Restricted Cash and Marketable Investment Securities

As of December 31, 2011, we had $24 million of restricted cash and marketable investment securities invested in: (a) cash; (b) VRDNs convertible into cash at par value plus accrued interest generally in five business days or less; (c) debt instruments of the U.S. Government and its agencies; (d) commercial paper and corporate notes with an overall average maturity of less than one year and rated in one of the four highest rating categories by at least two nationally recognized statistical rating organizations; and/or (e) instruments with similar risk, duration and credit quality characteristics to the commercial paper described above. Based on our investment portfolio as of December 31, 2011, a hypothetical 10% increase in average interest rates would not have a material impact in the fair value of our restricted cash and marketable investment securities.

Other Investment Securities

As of December 31, 2011, we had $140 million of noncurrent public and nonpublic debt and equity instruments that we hold for strategic business purposes and account for under the cost, equity and/or fair value methods of accounting. A hypothetical 10% adverse change in the value of these debt and equity instruments would result in a decrease of approximately $14 million in the fair value of these investments.

Our ability to realize value from our strategic investments in companies that are not publicly traded depends on the success of those companies' businesses and their ability to obtain sufficient capital to execute their business plans. Because private markets are not as liquid as public markets, there is also increased risk that we will not be able to sell these investments, or that when we desire to sell them we will not be able to obtain fair value for them.

Foreign Currency Risk

We generally conduct our business in U.S. dollars. Our international business is conducted in a variety of foreign currencies, including U.S. dollars, and it is therefore exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions. As of December 31, 2011, we had an estimated $28 million of foreign currency denominated receivables and payables outstanding, and $9 million of foreign currency forward contracts in place to partially mitigate foreign currency risk. The differences between the face amounts of the foreign exchange contracts and their estimated fair values were not material as of December 31, 2011. The impact of a hypothetical 10% adverse change in exchange rates on the fair value of foreign currency denominated net assets and liabilities of our foreign subsidiaries would be an estimated loss of $14 million as of December 31, 2011.

Long-Term Debt

As of December 31, 2011, we had long-term debt of $2.007 billion, excluding capital lease obligations, on our Consolidated Balance Sheets. We estimated the fair value of this debt to be approximately $2.081 billion using quoted market prices for our publicly traded debt, which constitutes approximately 99% of our debt. Our debt has fixed interest rates, however the fair value of our debt is affected by fluctuations in interest rates. A hypothetical 10% decrease in assumed interest rates would increase the fair value of our debt by approximately $86 million. To the extent interest rates increase, our costs of financing would increase if and when we refinance our debt. As of December 31, 2011, a hypothetical 10% increase in assumed interest rates would increase our annual interest expense by approximately $14 million.

Derivative Financial Instruments

In general we do not use derivative financial instruments for hedge accounting or speculative purposes, however, as of December 31, 2011, we had $9 million of foreign currency forward contracts in place to partially mitigate foreign exchange risk. We evaluate our derivative financial instruments from time to time but there can be no assurance that we will not enter into additional foreign currency forward contracts, or take other measures, in the future to mitigate our foreign exchange risk.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements are included in this report beginning on page F-4.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

On June 8, 2011, we completed the Hughes Acquisition. We are currently integrating policies, processes, people, technology and operations for the combined company. Management will continue to evaluate our internal control over financial reporting as we execute integration activities. Except as discussed above, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

(ii) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. Our evaluation of internal control over financial reporting did not include the internal control of Hughes Communications which we acquired on June 8, 2011. Our consolidated financial statements as of and for the year ended December 31, 2011 included $2.709 billion of assets and $676 million of revenue associated with this business.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in Item 15(a) of this Annual Report on Form 10-K.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to the identity and business experience of our directors will be set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Election of Directors," which information is hereby incorporated herein by reference.

The information required by this Item with respect to the identity and business experience of our executive officers is set forth on page 16 of this report under the caption "Executive Officers of the Registrant."

Item 11. EXECUTIVE COMPENSATION

The information required by this Item will be set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Executive Compensation and Other Information," which information is hereby incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the captions "Election of Directors," "Equity Security Ownership" and "Equity Compensation Plan Information," which information is hereby incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Certain Relationships and Related Transactions," which information is hereby incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be set forth in our Proxy Statement for the 2012 Annual Meeting of Shareholders under the caption "Principal Accounting Fees and Services," which information is hereby incorporated herein by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) *Financial Statements*

(2) *Financial Statement Schedules*

(3) *Exhibits*

2.1* Form of Separation Agreement between EchoStar Corporation and DISH Network Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

2.2* Agreement and Plan of Merger between EchoStar Corporation, EchoStar Satellite Services L.L.C., Broadband Acquisition Corporation and Hughes Communications, Inc. dated as of February 13, 2011 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Hughes Communications, Inc. filed February 15, 2011, Commission File No. 1-33040). *****

3.1* Articles of Incorporation of EchoStar Corporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

3.2* Bylaws of EchoStar Corporation (incorporated by reference to Exhibit 3.2 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

4.1* Specimen Class A Common Stock Certificate of EchoStar Corporation (incorporated by reference to Exhibit 3.2 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

4.2* Indenture relating to the EH Holding Corporation (currently known as Hughes Satellite Systems Corporation) 6 1/2% Senior Secured Notes due 2019, dated as of June 1, 2011, by and among EH Holding Corporation, the guarantors listed on the signature page thereto, and Wells Fargo Bank, National Association, as collateral agent and trustee (incorporated by reference to Exhibit 4.1 to EchoStar Corporation's Current Report on Form 8-K filed June 2, 2011, Commission File No. 001-33807).

4.3* Indenture relating to the EH Holding Corporation (currently known as Hughes Satellite Systems Corporation) 7 5/8% Senior Notes due 2021, dated as of June 1, 2011, by and among EH Holding Corporation, the guarantors listed on the signature page thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to EchoStar Corporation's Current Report on Form 8-K filed June 2, 2011, Commission File No. 001-33807).

4.4* Supplemental Indenture relating to the 6 1/2% Senior Secured Notes due 2019 of EH Holding Corporation (currently known as Hughes Satellite Systems Corporation), dated as of June 8, 2011, by and among EH Holding Corporation, the guarantors listed on the signature page thereto, and Wells Fargo Bank, National Association, as collateral agent and trustee (incorporated by reference to Exhibit 4.2 to EchoStar Corporation's Current Report on Form 8-K filed June 9, 2011, Commission File No. 001-33807).

4.5* Supplemental Indenture relating to the 7 5/8% Senior Notes due 2021 of EH Holding Corporation (currently known as Hughes Satellite Systems Corporation), dated as of June 8, 2011, by and among EH Holding Corporation, the guarantors listed on the signature page thereto, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to EchoStar Corporation's Current Report on Form 8-K filed June 9, 2011, Commission File No. 001-33807).

4.6* Registration Rights Agreement, dated as of June 1, 2011, among EH Holding Corporation (currently known as Hughes Satellite Systems Corporation), the guarantors listed on the signature page thereto and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.3 to EchoStar Corporation's Current Report on Form 8-K filed June 2, 2011, Commission File No. 001-33807).

4.7* Security Agreement, dated as of June 8, 2011, among EH Holding Corporation (currently known as Hughes Satellite Systems Corporation), the guarantors listed on the signature pages thereto, and Wells Fargo Bank, National Association, as collateral agent (incorporated by reference to Exhibit 4.1 to EchoStar Corporation's Current Report on Form 8-K filed June 9, 2011, Commission File No. 001-33807).

10.1* Form of Tax Sharing Agreement between EchoStar Corporation and DISH Network Corporation (incorporated by reference to Exhibit 10.2 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

10.2* Form of Employee Matters Agreement between EchoStar Corporation and DISH Network Corporation (incorporated by reference to Exhibit 10.3 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).**

10.3* Form of Intellectual Property Matters Agreement between EchoStar Corporation, EchoStar Acquisition L.L.C., Echosphere L.L.C., DISH DBS Corporation, EIC Spain SL, EchoStar Technologies L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.4 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

10.4* Form of Management Services Agreement between EchoStar Corporation and DISH Network Corporation (incorporated by reference to Exhibit 10.5 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).

10.5* Manufacturing Agreement, dated as of March 22, 1995, between HTS and SCI Technology, Inc. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of Dish Ltd., Commission File No. 33-81234).

10.6* Agreement between HTS, DISH Network L.L.C. and ExpressVu Inc., dated January 8, 1997, as amended (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 31, 1996, as amended, Commission File No. 0-26176).

10.7* Agreement to Form NagraStar L.L.C., dated as of June 23, 1998, by and between Kudelski S.A., DISH Network Corporation and DISH Network L.L.C. (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 31, 1998, Commission File No. 0-26176).

10.8* Satellite Service Agreement, dated as of March 21, 2003, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended March 31, 2003, Commission File No. 0-26176).****

10.9* Amendment No. 1 to Satellite Service Agreement dated March 31, 2003 between SES Americom Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended September 30, 2003, Commission File No. 0-26176).****

10.10* Satellite Service Agreement dated as of August 13, 2003 between SES Americom Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended September 30, 2003, Commission File No. 0-26176). ****

10.11* Satellite Service Agreement, dated February 19, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended March 31, 2004, Commission File No. 0-26176). ****

10.12* Amendment No. 1 to Satellite Service Agreement, dated March 10, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended March 31, 2004, Commission File No. 0-26176).****

10.13* Amendment No. 3 to Satellite Service Agreement, dated February 19, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended March 31, 2004, Commission File No. 0-26176). ****

10.14* Amendment No. 2 to Satellite Service Agreement, dated April 30, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended June 30, 2004, Commission File No. 0-26176). ****

10.15* Amendment No. 4 to Satellite Service Agreement, dated October 21, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 31, 2004, Commission File No. 0-26176).****

10.16* Amendment No. 3 to Satellite Service Agreement, dated November 19, 2004 between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 1, 2004, Commission File No. 0-26176). ****

10.17* Amendment No. 5 to Satellite Service Agreement, dated November 19, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 31, 2004, Commission File No. 0-26176). ****

10.18* Amendment No. 6 to Satellite Service Agreement, dated December 20, 2004, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K of DISH Network Corporation for the year ended December 31, 2004, Commission File No. 0-26176).****

10.19* Amendment No. 4 to Satellite Service Agreement, dated April 6, 2005, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended June 30, 2005, Commission File No. 0-26176).****

10.20* Amendment No. 5 to Satellite Service Agreement, dated June 20, 2005, between SES Americom, Inc., DISH Network L.L.C. and DISH Network Corporation (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of DISH Network Corporation for the quarter ended June 30, 2005, Commission File No. 0-26176).****

10.21* Form of EchoStar Corporation 2008 Class B CEO Stock Option Plan (incorporated by reference to Exhibit 10.25 to Amendment No. 3 of EchoStar Corporation's Form 10 dated December 28, 2007, Commission File No. 001-33807).**

10.22* Form of Satellite Capacity Agreement between EchoStar Corporation and DISH Network L.L.C. (incorporated by reference from Exhibit 10.28 to Amendment No. 2 to Form 10 of EchoStar Corporation filed on December 26, 2007, Commission File No. 001-33807).

10.23* Pricing Agreement, dated March 11, 2008, by and among EchoStar Technologies L.L.C., Bell ExpressVu Inc., in its capacity as General Partner of Bell ExpressVu Limited Partnership, Bell Distribution Inc, and Bell Canada (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of EchoStar Corporation for the quarter ended March 31, 2008, Commission File No. 001-33807). ****

10.24* QuetzSat-1 Satellite Service Agreement, dated November 24, 2008, between SES Latin America S.A. and EchoStar 77 Corporation, a direct wholly-owned subsidiary of EchoStar Corporation (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807). ****

10.25* QuetzSat-1 Transponder Service Agreement, dated November 24, 2008, between EchoStar 77 Corporation, a direct wholly-owned subsidiary of EchoStar Corporation, and DISH Network L.L.C. (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807). ****

10.26* Bell TV Pricing Amendment, dated February 6, 2009, between EchoStar Corporation and Bell TV (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807). ****

10.27* Amended and Restated EchoStar Corporation 2008 Employee Stock Purchase Plan (incorporated by reference to EchoStar Corporation's Definitive Proxy Statement on Form 14 filed March 31, 2009, Commission File No. 001-33807).

10.28* Amended and Restated EchoStar Corporation 2008 Stock Incentive Plan (incorporated by reference to EchoStar Corporation's Definitive Proxy Statement on Form 14 filed March 31, 2009, Commission File No. 001-33807).

10.29* Amended and Restated EchoStar Corporation 2008 Non-Employee Director Stock Option Plan (incorporated by reference to EchoStar Corporation's Definitive Proxy Statement on Form 14 filed March 31, 2009, Commission File No. 001-33807).

10.30* NIMIQ 5 Whole RF Channel Service Agreement, dated September 15, 2009, between Telesat Canada and EchoStar Corporation (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).****

10.31« NIMIQ 5 Whole RF Channel Service Agreement, dated September 15, 2009, between EchoStar Corporation and DISH Network L.L.C. (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).****

10.32* Professional Services Agreement, dated August 4, 2009, between EchoStar Corporation and DISH Network Corporation (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q of EchoStar Corporation for the quarter ended September 30, 2009, Commission File No. 001-33807).****

10.33* Allocation Agreement, dated August 4, 2009, between EchoStar Corporation and DISH Network Corporation (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q of EchoStar Corporation for the quarter ended September 30, 2009, Commission File No. 001-33807).

10.34« Amendment to form of Satellite Capacity Agreement (Form A) between EchoStar Corporation and DISH Network L.L.C. (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).

10.35« Amendment to Form of Satellite Capacity Agreement (Form B) between EchoStar Satellite Services L.L.C. and DISH Network L.L.C. (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).

10.36« EchoStar XVI Satellite Capacity Agreement between EchoStar Satellite Services L.L.C. and DISH Network L.L.C. (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).****

10.37« Assignment of Rights Under Launch Service Contract from EchoStar Corporation to DISH Orbital II L.L.C. (incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2009, Commission File No. 001-33807).

10.38« Contract between Hughes Network Systems, LLC and Space Systems/Loral, Inc. for the Hughes Jupiter Satellite Program dated June 8, 2009 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q of Hughes Communications, Inc. filed August 7, 2009 (File No. 001-33040)). ****

10.39« Launch Services Agreement by and between Hughes Network Systems, LLC and Arianespace dated April 30, 2010 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Hughes Network Systems, LLC filed August 4, 2010 (File No. 333-138009)). ****

10.40« Employment Agreement, dated as of April 23, 2005 by and between Hughes Network Systems, LLC and Pradman Kaul (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of Hughes Communications, Inc. filed December 5, 2005 (File No. 333-130136)).

10.41« Amendment to Employment Agreement, dated as of December 23, 2010 by and between Hughes Communications, Inc. and Pradman Kaul (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of Hughes Communications, Inc. filed March 3, 2011 (File No. 001-33040)).

10.42* Memorandum of Understanding, dated May 6, 2011 by and among EchoStar Global B.V., EchoStar Technologies L.L.C., Bell ExpressVu Inc., Bell ExpressVu Limited Partnership, Bell Mobility Inc., and Bell Canada (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of EchoStar Corporation filed August 9, 2011, Commission File No. 001-33807). ****

10.43* Cost Allocation Agreement, dated April 29, 2011, between EchoStar Corporation and DISH Network Corporation (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of EchoStar Corporation filed August 9, 2011, Commission File No. 001-33807).

10.44* Settlement and Patent License between TiVo Inc. and DISH Network Corporation and EchoStar Corporation, dated as of April 29, 2011 (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q/A of EchoStar Corporation filed February 21, 2012, Commission File No. 001-33807).****

21□ Subsidiaries of EchoStar Corporation.

23□ Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24□ Powers of Attorney authorizing signature of Charles W. Ergen, R. Stanton Dodge, Anthony M. Federico, Pradman P. Kaul, David K. Moskowitz, Tom A. Ortolf and C. Michael Schroeder.

31.1□ Section 302 Certification of Chief Executive Officer.

31.2□ Section 302 Certification of Chief Financial Officer.

32.1□ Section 906 Certification of Chief Executive Officer.

32.2□ Section 906 Certification of Chief Financial Officer.

99.1* Amendment No. 1 to Receiver Agreement dated December 31, 2007 between EchoSphere L.L.C. and EchoStar Technologies L.L.C. (incorporated by reference to Exhibit 99.1 to the Quarterly Report on Form 10-Q of EchoStar Corporation for the quarter ended September 30, 2008, Commission File No. 001-33807). ****

99.2* Amendment No. 1 to Broadcast Agreement dated December 31, 2007 between EchoStar Corporation and DISH Network L.L.C. (incorporated by reference to Exhibit 99.2 to the Quarterly Report on Form 10-Q of EchoStar Corporation for the quarter ended September 30, 2008, Commission File No. 001-33807). ****

101*** The following materials from the Annual Report on Form 10-K of EchoStar Corporation for the year ended December 31, 2011, filed on March 7, 2012, formatted in eXtensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statement of Changes in Stockholders' Equity (Deficit), (iv) Consolidated Statements of Cash Flows, and (v) related notes to these financial statements.

□ Filed herewith.

* Incorporated by reference.

** Constitutes a management contract or compensatory plan or arrangement.

*** In accordance with Rule 402 of Regulation S-T, the information in this Exhibit 101 shall not be deemed "filed" for the purposes of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing.

**** Certain portions of the exhibit have been omitted and separately filed with the Securities and Exchange Commission with a request for confidential treatment.

***** Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request, subject to our right to request confidential treatment of any requested schedule or exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECHOSTAR CORPORATION

By: /s/ *Kenneth G. Carroll*
Kenneth G. Carroll
Executive Vice President and Chief Financial Officer

Date: March 7, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Michael T. Dugan* Michael T. Dugan	Chief Executive Officer, President and Director *(Principal Executive Officer)*	March 7, 2012
/s/ *Kenneth G. Carroll* Kenneth G. Carroll	Executive Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 7, 2012
* Charles W. Ergen	Chairman	March 7, 2012
* R. Stanton Dodge	Director	March 7, 2012
* Anthony M. Federico	Director	March 7, 2012
* Pradman P. Kaul	Director	March 7, 2012
* David K. Moskowitz	Director	March 7, 2012
* Tom A. Ortolf	Director	March 7, 2012
* C. Michael Schroeder	Director	March 7, 2012

* By: /s/ *Dean A. Manson*
Dean A. Manson
Attorney-in-Fact

[This page intentionally left blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
EchoStar Corporation:

We have audited the accompanying consolidated balance sheets of EchoStar Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011 and the financial statement schedules I and II. We also have audited EchoStar Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). EchoStar Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on EchoStar Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EchoStar Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also in our opinion, EchoStar Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Management's evaluation of the effectiveness of EchoStar Corporation and subsidiaries' internal control over financial reporting as of December 31, 2011, excluded Hughes Communications, Inc., which was acquired in 2011. Our audit of internal control over financial reporting of EchoStar Corporation and subsidiaries also excluded an evaluation of the internal control over financial reporting of this subsidiary. The aggregate amount of total assets and revenue of Hughes Communications, Inc. and its subsidiaries included in the consolidated financial statements of EchoStar Corporation and subsidiaries as of and for the year ended December 31, 2011 was $2.709 billion and $676 million, respectively.

/s/ KPMG LLP

Denver, Colorado
March 7, 2012

ECHOSTAR CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share amounts)

	As of December 31, 2011	As of December 31, 2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 614,035	$ 141,814
Marketable investment securities	1,082,407	989,086
Trade accounts receivable, net of allowance for doubtful accounts of $18,484 and $7,644, respectively	212,960	42,247
Trade accounts receivable - DISH Network, net of allowance for doubtful accounts of zero	229,852	238,997
Inventory	68,707	30,433
Deferred tax assets	23,492	-
Other current assets	76,284	92,890
Total current assets	2,307,737	1,535,467
Noncurrent Assets:		
Restricted cash and marketable investment securities	24,286	17,426
Property and equipment, net	2,453,546	1,263,303
FCC authorizations	469,810	69,810
Intangible assets, net	466,452	158,994
Goodwill	533,018	6,457
Marketable and other investment securities	140,439	725,588
Other noncurrent assets, net	148,449	64,975
Total noncurrent assets	4,236,000	2,306,553
Total assets	$ 6,543,737	$ 3,842,020
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Trade accounts payable	$ 250,366	$ 145,203
Trade accounts payable - DISH Network	16,374	14,155
Deferred revenue and other	54,090	4,683
Accrued royalties	23,590	20,199
Accrued expenses and other	174,063	57,396
Deferred tax liabilities	-	64,121
Current portion of long-term debt and capital lease obligations	65,239	53,060
Total current liabilities	583,722	358,817
Long-Term Obligations, Net of Current Portion:		
Long-term debt and capital lease obligations, net of current portion	2,469,023	359,825
Deferred tax liabilities	373,391	75,840
Long-term deferred revenue and other long-term liabilities	65,975	34,348
Total long-term obligations, net of current portion	2,908,389	470,013
Total liabilities	3,492,111	828,830
Commitments and Contingencies (Note 14)		
Stockholders' Equity (Deficit):		
Preferred Stock, $.001 par value, 20,000,000 shares authorized, none issued and outstanding	-	-
Class A common stock, $.001 par value, 1,600,000,000 shares authorized, 44,500,440 and 43,103,166 shares issued, and 38,968,122 and 37,570,848 shares outstanding, respectively	45	43
Class B common stock, $.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding	48	48
Class C common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding	-	-
Class D common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding	-	-
Additional paid-in capital	3,360,301	3,311,405
Accumulated other comprehensive income (loss)	165,771	188,982
Accumulated earnings (deficit)	(385,487)	(389,126)
Treasury stock, at cost	(98,162)	(98,162)
Total EchoStar stockholders' equity (deficit)	3,042,516	3,013,190
Noncontrolling interests	9,110	-
Total stockholders' equity (deficit)	3,051,626	3,013,190
Total liabilities and stockholders' equity (deficit)	$ 6,543,737	$ 3,842,020

The accompanying notes are an integral part of these consolidated financial statements.

ECHOSTAR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share amounts)

	For the Years Ended December 31,		
	2011	2010	2009
Revenue:			
Equipment revenue - DISH Network	$ 1,158,293	$ 1,470,173	$ 1,174,763
Equipment revenue - other	513,504	347,765	302,787
Services and other revenue - DISH Network	496,636	468,399	373,226
Services and other revenue - other	592,998	64,032	52,783
Total revenue	2,761,431	2,350,369	1,903,559
Costs and Expenses: (exclusive of depreciation shown below - Note 6)			
Cost of sales - equipment	1,414,791	1,553,129	1,267,172
Cost of sales - services and other	492,702	236,356	203,123
Research and development expenses	50,966	46,093	44,009
Selling, general and administrative expenses	288,575	128,366	116,737
General and administrative expenses - DISH Network	14,701	15,189	23,497
Depreciation and amortization (Note 6 and 7)	385,894	228,911	244,129
Impairment of long-lived asset (Note 6)	32,964	-	-
Total costs and expenses	2,680,593	2,208,044	1,898,667
Operating income (loss)	80,838	142,325	4,892
Other Income (Expense):			
Interest income	10,821	14,472	26,441
Interest expense, net of amounts capitalized	(82,593)	(14,560)	(32,315)
Unrealized and realized gains (losses) on marketable investment securities and other investments	13,666	2,923	119,461
Unrealized gains (losses) on investments accounted for at fair value, net	15,871	144,473	313,000
Other, net	(12,828)	(860)	(6,120)
Total other income (expense)	(55,063)	146,448	420,467
Income (loss) before income taxes	25,775	288,773	425,359
Income tax (provision) benefit, net	(21,501)	(84,415)	(60,655)
Net income (loss)	4,274	204,358	364,704
Less: Net income (loss) attributable to noncontrolling interests	635	-	-
Net income (loss) attributable to EchoStar	$ 3,639	$ 204,358	$ 364,704
Comprehensive Income (Loss):			
Net income (loss)	$ 4,274	$ 204,358	$ 364,704
Foreign currency translation adjustments	(15,298)	927	569
Unrealized holding gains (losses) on available-for-sale securities, net of tax	(1,276)	141,161	212,070
Recognition of previously unrealized (gains) losses on available-for-sale securities included in net income (loss), net of tax	(6,637)	(30,226)	(124,921)
Comprehensive income (loss)	(18,937)	316,220	452,422
Less: Comprehensive income (loss) attributable to noncontrolling interests	(568)	-	-
Comprehensive income (loss) attributable to EchoStar	$ (18,369)	$ 316,220	$ 452,422
Weighted-average common shares outstanding - Class A and B common stock:			
Basic	86,223	85,084	85,765
Diluted	87,089	85,203	86,059
Earnings per share - Class A and B common stock:			
Basic net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.25
Diluted net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.24

The accompanying notes are an integral part of these consolidated financial statements.

ECHOSTAR CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Class A and B Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings/ (Deficit)	Treasury Stock	Noncontrolling Interest	Total
Balance, December 31, 2008	$ 90	$ 3,248,327	$ (10,598)	$ (958,188)	$ (68,045)	$ -	$ 2,211,586
Capital transaction with DISH Network in connection with the launch service (Note 17)	-	14,460	-	-	-	-	14,460
Issuances of Class A common stock:							
Exercise of stock options	1	217	-	-	-	-	218
Employee benefits	-	1,391	-	-	-	-	1,391
Employee Stock Purchase Plan	-	1,803	-	-	-	-	1,803
Class A common stock repurchases, at cost	-	-	-	-	(29,512)	-	(29,512)
Non-cash, stock-based compensation	-	13,371	-	-	-	-	13,371
Income tax (expense) benefit related to stock awards and other	-	(889)	-	-	-	-	(889)
Change in unrealized holding gains (losses) on available-for-sale securities, net	-	-	87,149	-	-	-	87,149
Foreign currency translation	-	-	569	-	-	-	569
Net income (loss) attributable to EchoStar	-	-	-	364,704	-	-	364,704
Balance, December 31, 2009	91	3,278,680	77,120	(593,484)	(97,557)	-	2,664,850
Capital transactions with DISH Network, net of tax (Note 17)	-	11,309	-	-	-	-	11,309
Issuances of Class A common stock:							
Exercise of stock options	-	1,577	-	-	-	-	1,577
Employee benefits	-	3,856	-	-	-	-	3,856
Employee Stock Purchase Plan	-	2,437	-	-	-	-	2,437
Class A common stock repurchases, at cost	-	-	-	-	(605)	-	(605)
Non-cash, stock-based compensation	-	13,546	-	-	-	-	13,546
Change in unrealized holding gains (losses) on available-for-sale securities, net	-	-	110,935	-	-	-	110,935
Foreign currency translation	-	-	927	-	-	-	927
Net income (loss) attributable to EchoStar	-	-	-	204,358	-	-	204,358
Balance, December 31, 2010	91	3,311,405	188,982	(389,126)	(98,162)	-	3,013,190
Issuances of Class A common stock:							
Exercise of stock options	2	25,609	-	-	-	-	25,611
Employee benefits	-	4,046	-	-	-	-	4,046
Employee Stock Purchase Plan	-	3,177	-	-	-	-	3,177
Non-cash, stock-based compensation	-	16,064	-	-	-	-	16,064
Change in unrealized holding gains (losses) on available-for-sale securities, net	-	-	(7,913)	-	-	-	(7,913)
Foreign currency translation	-	-	(15,298)	-	-	(1,203)	(16,501)
Acquisition of Hughes Communications	-	-	-	-	-	9,678	9,678
Net income (loss) attributable to noncontrolling interests	-	-	-		-	635	635
Net income (loss) attributable to EchoStar	-	-	-	3,639	-	-	3,639
Balance, December 31, 2011	$ 93	$ 3,360,301	$ 165,771	$ (385,487)	$ (98,162)	$ 9,110	$ 3,051,626

The accompanying notes are an integral part of these consolidated financial statements.

ECHOSTAR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31, 2011	2010	2009
Cash Flows From Operating Activities:			
Net income (loss)	$ 4,274	$ 204,358	$ 364,704
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation and amortization	385,894	228,911	244,129
Equity in losses (earnings) of affiliates	(11,860)	2,813	5,517
Unrealized and realized (gains) losses on marketable investment securities and other investments	(13,666)	(2,923)	(119,461)
Unrealized (gains) losses on investments accounted for at fair value, net	(15,871)	(144,473)	(313,000)
Impairment of long-lived asset	32,964	-	-
Non-cash, stock-based compensation	16,064	13,546	13,371
Deferred tax expense (benefit)	(8,974)	103,569	45,344
Other, net	2,171	(3,067)	(12,584)
Change in noncurrent assets	2,058	19,715	(6,785)
Changes in current assets and current liabilities:			
Trade accounts receivable	(9,139)	40,623	(52,797)
Allowance for doubtful accounts	10,841	2,039	(1,576)
Trade accounts receivable - DISH Network	8,145	32,544	27,088
Inventory	21,488	22,581	(6,521)
Other current assets	35,681	(61,862)	(1,376)
Trade accounts payable	(12,193)	(33,404)	(15,255)
Trade accounts payable - DISH Network	2,219	(24,192)	16,777
Accrued expenses and other	(3,078)	3,237	8,701
Net cash flows from operating activities	447,018	404,015	196,276
Cash Flows From Investing Activities:			
Purchases of marketable investment securities	(2,051,444)	(2,300,631)	(2,050,495)
Sales and maturities of marketable investment securities	1,981,197	2,253,819	2,273,523
Purchases of property and equipment	(377,172)	(196,736)	(213,921)
Launch service assigned to DISH Network (Note 17)	-	102,913	-
Change in restricted cash and marketable investment securities	(1,624)	577	(15,009)
Acquisition of Hughes Communications, net of cash acquired of $98,900 (Note 13)	(2,075,713)	-	-
Purchase of strategic investments included in marketable and other investment securities	(73,047)	(69,072)	(114,164)
Investment in Move Networks (Note 13)	-	(44,991)	-
Proceeds from sale of strategic investments	712,935	15,609	-
Other, net	(3,177)	(46)	5,788
Net cash flows from investing activities	(1,888,045)	(238,558)	(114,278)
Cash Flows From Financing Activities:			
Proceeds from issuance of long-term debt	2,000,000	-	-
Repayment of long-term debt and capital lease obligations	(60,201)	(50,382)	(55,644)
Debt issuance costs	(57,825)	-	-
Class A common stock repurchases (Note 10)	-	(605)	(29,512)
Net proceeds from Class A common stock options exercised and issued under the Employee Stock Purchase Plan	28,718	4,014	2,021
Other	2,855	-	-
Net cash flows from financing activities	1,913,547	(46,973)	(83,135)
Effect of exchange rates on cash and cash equivalents	(299)	-	-
Net increase (decrease) in cash and cash equivalents	472,221	118,484	(1,137)
Cash and cash equivalents, beginning of period	141,814	23,330	24,467
Cash and cash equivalents, end of period	$ 614,035	$ 141,814	$ 23,330
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest (including capitalized interest)	$ 120,452	$ 41,021	$ 31,767
Capitalized interest	$ 42,743	$ 25,812	$ -
Cash received for interest	$ 13,022	$ 19,028	$ 11,717
Cash paid for income taxes	$ 2,173	$ 15,240	$ 31,500
Employee benefits paid in Class A common stock	$ 4,046	$ 3,856	$ 1,391
Launch service assigned to DISH Network (Note 17)	$ -	$ -	$ 102,913
Satellites and other assets financed under capital lease obligations	$ 198,468	$ 57,397	$ 155,574
Reduction of capital lease obligations and associated asset value for AMC-15 (Note 6)	$ 20,214	$ -	$ -
Reduction of capital lease obligations and associated asset value for AMC-16 (Note 6)	$ -	$ 39,442	$ -
Reduction of capital lease obligations for AMC-16 (Note 6)	$ 6,616	$ -	$ -
Capital expenditures included in accounts payable	$ 26,330	$ 7,272	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ECHOSTAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business Activities

Principal Business

We were organized in October 2007 as a corporation under the laws of the State of Nevada. EchoStar Corporation is a holding company, whose subsidiaries (which together with EchoStar Corporation are referred to as "EchoStar," the "Company," "we," "us" and/or "our"). On June 8, 2011, we acquired all of the outstanding equity of Hughes Communications, Inc. (the "Hughes Acquisition"). Following the Hughes Acquisition, we operate three segments.

- ***EchoStar Technologies*** – which designs, develops and distributes digital set-top boxes and related products and technology, including our Slingbox "placeshifting" technology, primarily for satellite TV service providers, telecommunication and cable companies and, with respect to Slingboxes, directly to consumers via retail outlets. EchoStar Technologies also provides digital broadcast operations including satellite uplinking/downlinking, transmission services, signal processing, conditional access management and other services primarily to DISH Network.

- ***EchoStar Satellite Services*** – which uses 10 of our 11 owned and leased in-orbit satellites and related Federal Communications Commission ("FCC") licenses to lease capacity on a full-time and occasional-use basis primarily to DISH Network, and secondarily to Dish Mexico, S. de R.L. de C.V. ("Dish Mexico"), U.S. government service providers, state agencies, Internet service providers, broadcast news organizations, programmers and private enterprise customers.

- ***Hughes*** – which provides satellite broadband Internet access to North American consumers and broadband network services and systems to the domestic and international enterprise markets. Hughes also provides managed services to large enterprises and networking systems solutions to customers for mobile satellite and wireless backhaul systems. Hughes became a new segment as a result of the Hughes Acquisition and the results of operations of Hughes Communications, Inc. and its subsidiaries ("Hughes Communications") are included in this report effective June 9, 2011. See Note 13 for further discussion of the Hughes Acquisition.

Effective January 1, 2008, DISH Network completed its distribution to us (the "Spin-off") of its digital set-top box business and certain infrastructure and other assets, including certain of its satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities. Since the Spin-off, we and DISH Network have operated as separate publicly-traded companies, and neither entity has any ownership interest in the other. However, a substantial majority of the voting power of the shares of both companies is owned beneficially by Charles W. Ergen, our Chairman, or by certain trusts established by Mr. Ergen for the benefit of his family.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

We consolidate all majority owned subsidiaries, investments in entities in which we have controlling influence and variable interest entities where we are the primary beneficiary. Non-majority owned investments are accounted for using the equity method when we have the ability to significantly influence the operating decisions of the investee. When we do not have the ability to significantly influence the operating decisions of an investee, the cost method is used. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period. Estimates are used in accounting for, among other things, deferred revenue and deferred subscriber acquisition costs ("SAC") amortization periods, percentage-of-completion related to revenue recognition, allowances for doubtful accounts, allowance for sales returns/rebates, warranty obligations, self-insurance obligations, deferred taxes and related valuation allowances, uncertain tax positions, loss contingencies, fair value of financial instruments, fair value of options granted under our stock-based compensation plans, fair value of assets and liabilities acquired in business combinations, capital leases, asset impairments, useful lives of property, equipment and intangible assets, and royalty obligations. Weakened economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results may differ from previously estimated amounts, and such differences may be material to our Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur.

Foreign Currency

Certain of our foreign operations have determined the local currency to be their functional currency. Accordingly, these foreign entities translate assets and liabilities from their local currencies to U.S. dollars using period-end exchange rates while income and expense accounts are translated at the average rates in effect during the period. The resulting translation adjustment is recorded in "Accumulated Other Comprehensive Income (Loss)," a separate component of equity. Translation adjustments for foreign currency denominated equity investments are not material and are recorded as part of "Accumulated Other Comprehensive Income (Loss)."

We also have foreign operations where the U.S. dollar has been determined as the functional currency. Gains and losses resulting from re-measurement of the foreign currency denominated assets, liabilities and transactions into the U.S. dollar are recognized currently in the statements of operations and were not material in each of the periods presented herein.

Cash and Cash Equivalents

We consider all liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of December 31, 2011 and 2010 primarily consisted of money market funds, government bonds, corporate notes and commercial paper. The cost of these investments approximates their fair value.

Marketable Investment Securities

We currently classify all marketable investment securities as available-for-sale, except for the fair value method securities discussed below. We adjust the carrying value of our available-for-sale securities to fair value and report the related temporary unrealized gains and losses as a separate component of "Accumulated other comprehensive income (loss)" within "Total stockholders' equity (deficit)," net of related deferred income tax. Declines in the fair value of a marketable investment security which are determined to be "other-than-temporary" are recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss), thus establishing a new cost basis for such investment.

We evaluate our marketable investment securities portfolio on a quarterly basis to determine whether declines in the fair value of these securities are other-than-temporary. This quarterly evaluation consists of reviewing, among other things:

- the fair value of our marketable investment securities compared to the carrying amount,
- the historical volatility of the price of each security, and
- any market and company specific factors related to each security.

Declines in the fair value of debt and equity investments below cost basis are generally accounted for as follows:

Length of Time Investment Has Been In a Continuous Loss Position	Treatment of the Decline in Value (absent specific factors to the contrary)
Less than six months	Generally, considered temporary.
Six to nine months	Evaluated on a case by case basis to determine whether any company or market-specific factors exist indicating that such decline is other-than-temporary.
Greater than nine months	Generally, considered other-than-temporary. The decline in value is recorded as a charge to earnings.

Additionally, in situations where the fair value of a debt security is below its carrying amount, we consider the decline to be other-than-temporary and record a charge to earnings if any of the following factors apply:

- we have the intent to sell the security,
- it is more likely than not that we will be required to sell the security before maturity or recovery, or
- we do not expect to recover the security's entire amortized cost basis, even if there is no intent to sell the security.

In general, we use the first in, first out method to determine the cost basis on sales of marketable investment securities.

Accounts Receivable

Management estimates required allowances for the potential non-collectability of accounts receivable based upon past collection experience and consideration of other relevant factors. However, past experience may not be indicative of future collections and therefore additional charges could be incurred in the future to reflect differences between estimated and actual collections.

Inventory

Inventory is stated at the lower of cost or market value. Our EchoStar Technologies segment inventory cost is determined using the first-in, first-out ("FIFO") method. Our Hughes segment principally uses standard costs adjusted to reflect actual cost, based on variance analyses performed throughout the year which approximates the FIFO method when cost exceeds market value. Inventories are adjusted to net realizable value using management's best estimates of future use. In making assessments of future use or recovery, management considers the aging and composition of inventory balances, the effects of technological and/or design changes, forecasted future product demand based on firm or near-firm customer orders and alternative means of disposition of excess or obsolete items.

Property and Equipment

Property and equipment are stated at cost. Depreciation is recorded on a straight-line basis over lives ranging from one to forty years. Repair and maintenance costs are charged to expense when incurred. Renewals and betterments are capitalized.

The cost of satellites under construction, including certain amounts prepaid under our satellite service agreements, is capitalized during the construction phase, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resultant loss would be charged to expense in the period such loss was incurred. The amount of any such loss would be reduced to the extent of insurance proceeds estimated to be received, if any.

Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For assets which are held and used in operations, the asset would be impaired if the carrying value of the asset exceeded its undiscounted future net cash flows. Once an impairment is determined, the actual impairment is reported as the difference between the carrying value and the fair value as estimated using discounted cash flows. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We consider relevant cash flow, estimated future operating results, trends and other available information in assessing whether the carrying value of assets are recoverable.

Intangible Assets

Intangible assets that have finite lives are amortized over their estimated useful lives, ranging from approximately one to twenty years, and tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill, Indefinite Lived Assets and FCC Authorizations

We do not amortize goodwill and intangible assets with indefinite useful lives, but test for impairment annually or whenever indicators of impairments arise.

Generally, we have determined that our FCC authorizations have indefinite useful lives due to the following:

- FCC spectrum is a non-depleting asset;
- replacement satellite applications are generally authorized by the FCC subject to certain conditions, without substantial cost under a stable regulatory, legislative and legal environment;
- maintenance expenditures in order to obtain future cash flows are not significant; and
- we intend to use these assets indefinitely.

In conducting our annual impairment test in 2011, we determined that the estimated fair value of the FCC authorizations, calculated using a discounted cash flow analysis, exceeded their carrying amount.

Our newly acquired Hughes segment will complete its goodwill impairment testing annually in the quarter ended June 30.

Marketable and Other Investment Securities – Cost and Equity Method

Generally, we account for our unconsolidated equity investments under either the equity method or cost method of accounting. Because these equity securities are generally not publicly traded, it is not practical to regularly estimate the fair value of the investments; however, these investments are subject to an evaluation for other-than-temporary impairment on a quarterly basis. This quarterly evaluation consists of reviewing, among other things, company business plans and current financial statements, if available, for factors that may indicate an impairment of our investment. Such factors may include, but are not limited to, cash flow concerns, material litigation, violations of debt covenants, bankruptcy and changes in business strategy. The fair value of these equity investments is not estimated unless there are identified changes in circumstances that may indicate an impairment exists and these changes are likely to have a significant adverse effect on the fair value of the investment. When impairments occur related to our foreign investments, any cumulative translation adjustment associated with these investments will remain in "Accumulated other comprehensive income (loss)" within "Total stockholders' equity (deficit)" on our Consolidated Balance Sheets until the investments are sold or otherwise liquidated; at which time, they will be released into our Consolidated Statements of Operations and Comprehensive Income (Loss).

Marketable and Other Investment Securities – Fair Value Method

We elect the fair value method for certain debt and equity investments in affiliates when we believe the fair value method of accounting provides more meaningful information to our investors. Changes in the fair value of marketable investment securities, non-marketable convertible debt, and interest on debt investment securities accounted for at fair value are recognized as "Unrealized gains (losses) on investments accounted for at fair value, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss). The fair value of the non-marketable convertible debt is determined each reporting period based upon inputs other than quoted market prices that are observable for the debt, either directly or indirectly. The fair value analysis takes into consideration the price of the underlying company stock as well as changes in the credit market, including yield curves and interest rates. In addition, the fair value of these debt and equity investment securities takes into consideration the impact of any bankruptcy proceedings.

Sales Taxes

We account for sales taxes imposed on our goods and services on a net basis in our Consolidated Statements of Operations and Comprehensive Income (Loss). Since we primarily act as an agent for the governmental authorities, the amount charged to the customer is collected and remitted directly to the appropriate jurisdictional entity.

Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods. Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the book and tax basis of assets and liabilities. Deferred tax assets are offset by valuation allowances when we believe it is more likely than not that such net deferred tax assets will not be realized.

Accounting for Uncertainty in Income Taxes

From time to time, we engage in transactions where the tax consequences may be subject to uncertainty. We record a liability when, in management's judgment, a tax filing position does not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, we may record a liability depending on management's assessment of how the tax position will ultimately be settled. We adjust our estimates periodically based on ongoing examinations by and settlements with various taxing authorities, as well as changes in tax laws, regulations and precedent. We classify interest and penalties, if any, associated with our uncertain tax positions as a component of "Interest expense, net of amounts capitalized" and "Other, net," respectively.

Fair Value of Financial Instruments

As of December 31, 2011 and 2010, the carrying value of our cash and cash equivalents; current marketable investment securities, trade accounts receivable, net of allowance for doubtful accounts; and current liabilities is equal to or approximated fair value due to their short-term nature or proximity to current market rates.

Revenue Recognition

Revenue is recognized when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. Revenue from equipment sales is generally recognized upon shipment to customers. Revenue from digital broadcast operations and satellite services and other is recognized when the related services are performed. Upfront fees collected in connection with the service arrangements for customers in our consumer market are deferred and recognized as service revenue over the estimated subscriber life.

In situations where customer offerings represent a bundled arrangement for both services and hardware, revenue elements are separated into their relevant components (services or hardware) for revenue recognition purposes. We offer a rebate to qualifying new consumer subscribers and record a reduction in revenue in the same period in which the related sale occurs based on an estimate of the number of rebates that will be redeemed. This estimate is based on historical experience and actual sales during the promotion.

Our Hughes segment has a consumer rental program, which typically allows customers in our consumer market to rent equipment with a 24-month service contract. Once the initial contract ends, it becomes a month-to-month contract. Revenue on the rental equipment is recognized on a monthly basis as service revenue over the customer contract term.

In addition to providing standard product and service offerings, our Hughes segment also enters into contracts to design, develop and deliver complex telecommunication networks to customers in our enterprise and telecom systems markets. These contracts for telecommunication networks require significant effort to develop and construct the network, over an extended time period. Revenues are also earned from long-term contracts for the sale of mobile satellite communications systems. Sales under these long-term contracts are recognized using the percentage-of-completion method of accounting. Depending on the nature of the deliverables in each arrangement, we recognize revenue under the cost-to-cost method or the units of delivery method. Under the cost-to-cost method, sales are recorded equivalent to costs incurred plus a portion of the profit expected to be realized, based on the ratio of costs incurred to estimated total costs at completion. Under the units of delivery method, sales are recorded as products are delivered and costs are recognized based on the expected profit for the entire agreement. Profits expected to be realized on long-term contracts are based on estimates of total sale values and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts, and adjustments to profits resulting from such revisions are recorded in the accounting period in which the revisions are made. Estimated losses on contracts are recorded in the period in which they are identified.

Debt Issuance Costs

Costs of issuing debt are generally deferred and amortized utilizing the effective interest method with amortization included in "Interest expense, net of amounts capitalized" on our Consolidated Statements of Operations and Comprehensive Income (Loss).

Cost of Equipment and Services

Cost of equipment primarily consists of direct labor and materials costs associated with the procurement and manufacture of our products and indirect overhead incurred in the procurement and production process, including freight and royalties. Cost of equipment is generally recognized as products are delivered to customers. Cost of services primarily consists of digital broadcast operations, transponder capacity service agreements, satellite services, hub infrastructure, customer care, wireline and wireless capacity, and direct labor costs associated with the service provided. Cost of services is recognized as the services are performed or incurred.

Research and Development

The cost of research and development is charged to expense as incurred.

Deferred Subscriber Acquisition Costs

Deferred SAC is included in "Other noncurrent assets, net" on our Consolidated Balance Sheets. SAC consists of costs paid to third-party dealers and customer service representative commissions on new service activations as well as hardware upgrades and, in certain cases, the subsidy for the cost of hardware and installation services provided to customers at the inception of service as well as hardware upgrade. SAC is deferred when a customer commits to a service agreement, and the deferred SAC is amortized over the average life of the subscriber, currently estimated as the contractual term, as the related service revenue is earned. We monitor the recoverability of SAC and are entitled to an early termination fee (secured by customer credit card information) if the subscriber cancels service prior to the end of the commitment period. The recoverability of deferred SAC is reasonably assured through the monthly service fee charged to customers, the ability to recover the equipment and/or the ability to charge an early termination fee.

Capitalized Software Costs

Software development costs for internal and external use are capitalized and amortized using the straight-line method over the estimated useful life of the software, not in excess of five years. Internal use capitalized software costs are included in "Property and equipment, net" and external use capitalized software costs are included in "Other noncurrent assets, net" on our Consolidated Balance Sheets. Software program reviews for external use capitalized software costs are conducted at least annually, or as events and circumstances warrant such a review, to determine if capitalized software development costs have been impaired and to ensure that costs associated with programs that are no longer generating revenue are expensed.

New Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08 amending ASC 350 "Intangibles - Goodwill and Other" related to goodwill impairment testing. Among other things, ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. Although early adoption is allowed, the amendment is effective for impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of ASU 2011-08 to have a material impact on our financial position or results of operations.

3. Basic and Diluted Net Income (Loss) Per Share

We present both basic earnings per share ("EPS") and diluted EPS. Basic EPS excludes potential dilution and is computed by dividing "Net income (loss) attributable to EchoStar" by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock awards were exercised.

The potential dilution from stock awards was computed using the treasury stock method based on the average market value of our Class A common stock. The following table presents earnings per share amounts for all periods and the basic and diluted weighted-average shares outstanding used in the calculation.

	For the Years Ended December 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Net income (loss) attributable to EchoStar	$ 3,639	$ 204,358	$ 364,704
Weighted-average common shares outstanding - Class A and B common stock:			
Basic	86,223	85,084	85,765
Dilutive impact of stock awards outstanding	866	119	294
Diluted	87,089	85,203	86,059
Earnings per share - Class A and B common stock:			
Basic net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.25
Diluted net income (loss) per share attributable to EchoStar	$ 0.04	$ 2.40	$ 4.24

As of December 31, 2011, 2010 and 2009, there were stock awards to purchase 4.0 million, 5.9 million and 4.7 million shares, respectively, of our Class A common stock outstanding, not included in the weighted-average common shares outstanding above, as their effect is antidilutive.

Vesting of options and rights to acquire shares of our Class A common stock granted pursuant to a performance-based stock incentive plan ("Restricted Performance Units") is contingent upon meeting a certain company goal which is not yet probable of being achieved. As a consequence, the following are also not included in the diluted EPS calculation.

	As of December 31,		
	2011	2010	2009
	(In thousands)		
Performance based options	659	697	724
Restricted Performance Units	74	93	100
Total	733	790	824

4. Marketable Investment Securities, Restricted Cash and Other Investment Securities

Our marketable investment securities, restricted cash, and other investment securities consist of the following:

	As of December 31,	
	2011	2010
	(In thousands)	
Marketable investment securities - current:		
VRDNs	$ 218,665	$ 395,715
Strategic	216,090	232,718
Other	647,652	360,653
Total marketable investment securities - current	1,082,407	989,086
Restricted marketable investment securities (1)	3,939	1,337
Total	1,086,346	990,423
Restricted cash and cash equivalents (1)	20,347	16,089
Marketable and other investment securities - noncurrent:		
Cost method	26,193	3,097
Equity method	114,246	109,366
Fair value method	-	613,125
Total marketable and other investment securities - noncurrent	140,439	725,588
Total marketable investment securities, restricted cash and other investment securities	$ 1,247,132	$ 1,732,100

(1) Restricted marketable investment securities and restricted cash and cash equivalents are included in "Restricted cash and marketable investment securities" on our Consolidated Balance Sheets.

Marketable Investment Securities

Our marketable investment securities portfolio consists of various debt and equity instruments, all of which are classified as available-for-sale.

Variable rate demand notes ("VRDNs")

VRDNs are long-term floating rate municipal bonds with embedded put options that allow the bondholder to sell the security at par plus accrued interest. All of the put options are secured by a pledged liquidity source. Our VRDN portfolio is comprised of investments in many municipalities, which are backed by financial institutions or other highly rated companies that serve as the pledged liquidity source. While they are classified as marketable investment securities, the put option allows VRDNs to be liquidated generally on a same day or on a five business day settlement basis.

Strategic

Our current strategic marketable investment securities are highly speculative and have experienced and continue to experience volatility. As of December 31, 2011, a significant portion of our strategic investment portfolio consisted of securities of several issuers and a significant portion of the value of that portfolio depends on the value of those issuers.

Other

Our other current marketable investment securities portfolio includes investments in various debt instruments including corporate and government bonds.

Restricted Cash and Marketable Investment Securities

As of December 31, 2011 and 2010, our restricted marketable investment securities, together with our restricted cash, included amounts required as collateral for our letters of credit or surety bonds.

Marketable and Other Investment Securities - Noncurrent

We account for our unconsolidated debt and equity investments under the fair value, equity and/or cost method of accounting. We have several strategic investments in certain equity securities that are included in noncurrent "Marketable and other investment securities" on our Consolidated Balance Sheets.

Cost and Equity

Non-majority owned investments in equity securities are generally accounted for using the equity method when we have the ability to significantly influence the operating decisions of an investee. However, when we do not have the ability to significantly influence the operating decisions of an investee, the cost method is used.

Our ability to realize value from our strategic investments in companies that are not publicly traded depends on the success of those companies' businesses and their ability to obtain sufficient capital to execute their business plans. Because private markets are not as liquid as public markets, there is also increased risk that we will not be able to sell these investments, or that when we desire to sell them we will not be able to obtain fair value for them.

Fair Value

We elect the fair value method for certain debt and equity investments in affiliates when we believe the fair value method of accounting provides more meaningful information to our investors. For our investments carried at fair value, interest and dividends are measured at fair value and are recorded in "Unrealized gains (losses) on investments accounted for at fair value, net" in our Consolidated Statements of Operations and Comprehensive Income (Loss). See "Investments in TerreStar" below for more information.

Unrealized Gains (Losses) on Marketable Investment Securities

As of December 31, 2011 and 2010, we had accumulated net unrealized gains, net of related tax effect, of $180 million and $188 million, respectively, as a part of "Accumulated other comprehensive income (loss)" within "Total stockholders' equity (deficit)." A full valuation allowance has been established against any net deferred tax assets that are capital in nature. The components of our available-for-sale investments are summarized in the table below.

	As of December 31,							
	2011				2010			
	Marketable Investment Securities	Unrealized Gains	Unrealized Losses	Unrealized Net	Marketable Investment Securities	Unrealized Gains	Unrealized Losses	Unrealized Net
	(In thousands)							
Debt securities:								
VRDNs	$ 218,665	$ -	$ -	$ -	$ 395,715	$ -	$ -	$ -
Other (including restricted)	651,591	253	(2,715)	(2,462)	375,814	1,154	(233)	921
Equity securities:								
Other	216,090	182,214	-	182,214	218,894	186,745	-	186,745
Total marketable investment securities	$1,086,346	$182,467	$(2,715)	$ 179,752	$ 990,423	$187,899	$ (233)	$187,666

As of December 31, 2011, restricted and non-restricted marketable investment securities included debt securities of $777 million with contractual maturities of one year or less and $93 million with contractual maturities greater than one year. Actual maturities may differ from contractual maturities as a result of our ability to sell these securities prior to maturity.

Marketable Investment Securities in a Loss Position

The following table reflects the length of time that our available-for-sale debt securities have been in an unrealized loss position. We do not intend to sell our investments in debt securities before they recover or mature, and it is more likely than not that we will hold these debt investments until that time. In addition, we are not aware of any specific factors indicating that the underlying issuers of these debt securities would not be able to pay interest as it becomes due or repay the principal at maturity. Therefore, we believe that these changes in the estimated fair values of these marketable investment securities are primarily related to temporary market fluctuations.

	As of December 31,			
	2011		2010	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)			
Less than Six Months:	$ 431,410	$ (1,598)	$ 26,358	$ (44)
Six to Nine Months:	76,515	(1,111)	17,566	(71)
Nine Months or More:	3,931	(6)	75,211	(118)
Total............................	$ 511,856	$ (2,715)	$ 119,135	$ (233)

Fair Value Measurements

We determine fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Market or observable inputs are the preferred source of values, followed by unobservable inputs or assumptions based on hypothetical transactions in the absence of market inputs. We apply the following hierarchy in determining fair value:

- Level 1, defined as observable inputs being quoted prices in active markets for identical assets;
- Level 2, defined as observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3, defined as unobservable inputs for which little or no market data exists, consistent with reasonably available assumptions made by other participants therefore requiring assumptions based on the best information available.

Our assets measured at fair value on a recurring basis were as follows:

	As of							
	December 31, 2011				December 31, 2010			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(In thousands)							
Cash equivalents (including restricted)	$ 543,243	$ 16,197	$ 527,046	$ -	$ 131,160	$ 24,371	$ 106,789	$ -
Debt securities:								
VRDNs	$ 218,665	$ -	$ 218,665	$ -	$ 395,715	$ -	$ 395,715	$ -
Other (including restricted)	651,591	-	651,591	-	375,814	-	375,814	-
Equity securities - strategic	216,090	216,090	-	-	218,894	218,894	-	-
Marketable and other investment securities - noncurrent	-	-	-	-	613,125	4,170	-	608,955
Total assets at fair value	$1,086,346	$216,090	$ 870,256	$ -	$1,603,548	$223,064	$ 771,529	$ 608,955

Changes in Level 3 instruments are as follows:

	Level 3 Investment Securities
	(In thousands)
Balance as of December 31, 2010	$ 608,955
Net realized and unrealized gains (losses) included in earnings	9,194
Purchases	51,936
Issuances	27,313
Settlements	(697,398)
Balance as of December 31, 2011	$ -

Unrealized and Realized Gains (Losses) on Marketable Investment Securities and Other Investments

"Unrealized and realized gains (losses) on marketable investment securities and other investments" on our Consolidated Statements of Operations and Comprehensive Income (Loss) includes changes in the carrying amount of our investments as follows:

	For the Years Ended December 31,		
	2011	2010	2009
	(In thousands)		
Unrealized and realized gains (losses) on marketable investment securities and other investments:			
Marketable investment securities - gains (losses) on sales/exchanges	$ 6,637	$ 30,231	$ 126,232
Marketable and other investment securities - gains (losses) on sales/exchanges	7,029	9,437	-
Marketable and other investment securities - other-than-temporary impairments	-	(36,745)	(6,771)
Total unrealized and realized gains (losses) on marketable investment securities and other investments	$ 13,666	$ 2,923	$119,461

Investments in TerreStar

We accounted for our investments in TerreStar Corporation and TerreStar Networks Inc. ("TerreStar Networks"), an indirect, majority-owned subsidiary of TerreStar Corporation, using the fair value method of accounting, which we believe provides more meaningful information to our investors. TerreStar Networks is the principal operating subsidiary of TerreStar Corporation. TerreStar Networks and certain of its affiliates filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on October 19, 2010. TerreStar Corporation and its subsidiary, TerreStar Holdings Inc. (together, the "TSC Debtors"), filed for Chapter 11 protection on February 16, 2011.

In February 2008, we completed several transactions under a Master Investment Agreement between us, TerreStar Corporation and TerreStar Networks. Under the Master Investment Agreement, we acquired \$50 million in aggregate principal amount of TerreStar Networks' 6 1/2% Senior Exchangeable Paid-in-Kind Notes due June 15, 2014 ("Exchangeable Notes") as well as \$50 million aggregate principal amount of TerreStar Networks' 15% Senior Secured Paid-in-Kind Notes due February 15, 2014 ("15% PIK Notes"). The Master Investment Agreement also provides that we have the right to appoint two representatives to TerreStar Corporation's Board of Directors. We do not presently have any representatives on TerreStar Corporation's Board of Directors. We have, from time to time, acquired, and we currently hold, other securities issued by TerreStar Corporation and TerreStar Networks.

In February 2008, we also entered into a Spectrum Agreement with TerreStar Corporation, under which, in June 2008, TerreStar Corporation completed the acquisition of our holdings of 1.4 GHz spectrum in exchange for the issuance of 30 million shares of its common stock to us.

We also entered into an agreement with TerreStar Networks and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund LP (collectively, "Harbinger"), in February 2008, in which we and Harbinger each committed to provide up to \$50 million in secured financing, the proceeds of which were advanced to TerreStar Networks from time to time as required for TerreStar Networks to make required payments in connection with a communications satellite to be constructed and launched for TerreStar Networks ("Line of Credit"). TerreStar Networks repaid these obligations, in full, through two payments made in August 2011 and October 2011, respectively.

In connection with the filings by TerreStar Networks and its subsidiaries (the "Debtors") for protection under Chapter 11 of the U.S. Bankruptcy Code and an ancillary proceeding under the Companies' Creditors Arrangement Act in Canada, on October 19, 2010, we entered into a commitment to provide a debtor-in-possession credit facility (the "Credit Facility") to the Debtors. On November 18, 2010, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") approved the Credit Facility on a final basis and authorized the Debtors to enter into the Credit Facility. The Credit Facility consists of a non-revolving, multiple draw term loan in the aggregate principal amount of \$90 million, with drawings subject to the terms and conditions set forth in the Credit Facility. TerreStar Networks repaid this obligation, in full, in August 2011.

On June 14, 2011, Gamma Acquisition L.L.C. ("Gamma"), a wholly-owned subsidiary of DISH Network, entered into an asset purchase agreement (the "TerreStar Purchase Agreement") with TerreStar Networks and certain of its subsidiaries pursuant to which upon closing of the transaction Gamma will acquire substantially all of the assets of TerreStar Networks and its subsidiaries for a cash purchase price of \$1.375 billion and will agree to assume certain liabilities associated with the ongoing operations of the business being acquired. On August 11, 2011, Gamma paid \$1.345 billion of the purchase price after receipt of approval from the U.S. Bankruptcy Court for the Southern District of New York and prior to the receipt of approvals from the FCC or Canadian federal Department of Industry. On February 7, 2012, the Canadian federal Department of Industry approved the transfer of the Canadian spectrum licenses held by TerreStar to DISH Network. A portion of these proceeds have been used to repay certain of our investments in TerreStar in full, and others in part.

As of December 31, 2011, the 15% PIK Notes, Line of Credit and Credit Facility had each been repaid in full. Accordingly, as of December 31, 2011, the Exchangeable Notes are our only remaining investment in TerreStar Networks. We could receive additional funds on account of our Exchangeable Notes when TerreStar Networks' plan of reorganization (the "TerreStar Networks Plan") becomes effective and distributions to general unsecured creditors are made. The United States Bankruptcy Court for the Southern District of New York confirmed TerreStar Networks Plan on February 14, 2012.

Our debt investments in TerreStar Networks had an estimated fair value of zero and $626 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011, we no longer held any equity investment in TerreStar Corporation. As of December 31, 2010, our equity investments in TerreStar Corporation had a fair value of $4 million. Fluctuations in fair value of these investments are recorded in "Unrealized gains (losses) on investments accounted for at fair value, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss) and directly impact our profitability. For the years ended December 31, 2011, 2010 and 2009, we recorded a $16 million net gain, a $144 million gain and a $313 million gain on these investments, respectively.

Our remaining investments in TerreStar Networks were highly speculative and have experienced volatility associated with their fair values. The value of our investments in TerreStar Networks was determined using Level 3 inputs under the fair value hierarchy. In estimating those fair values we consider quotes from brokers and other pricing services, if available, and obtain both observable and unobservable inputs in our valuation models which include the use of option pricing and discounted cash flow techniques or a liquidation based method. The fair value of these investments can be significantly impacted by adverse changes in securities markets generally, as well as risks related to the performance of TerreStar Corporation and TerreStar Networks, their ability to obtain sufficient capital to execute their business plans, risks associated with their specific industries, bankruptcy and other factors.

On January 14, 2011, TerreStar Corporation filed a Form 15, terminating the registration of its common stock and Series A Voting Convertible Preferred Stock under Section 12(g) of the Securities Exchange Act of 1934 and suspending its obligations to file reports with the Securities and Exchange Commission (other than with respect to its fiscal year ended December 31, 2010).

5. Inventory

Inventory consists of the following:

	As of December 31,	
	2011	2010
	(In thousands)	
Finished goods	$ 49,038	$ 21,084
Raw materials	11,212	6,819
Work-in-process	8,457	2,530
Total inventory	$ 68,707	$ 30,433

The increase in our inventory balance from December 31, 2010 compared to the same period in 2011 is primarily related to the Hughes Acquisition. See Note 13 for further discussion.

6. Property and Equipment

Property and equipment consist of the following:

	Depreciable Life (In Years)	As of December 31, 2011	As of December 31, 2010
		(In thousands)	
Land	-	$ 41,516	$ 28,240
Buildings and improvements	1-40	350,041	232,208
Furniture, fixtures, equipment and other	1-10	947,647	791,247
Customer rental equipment	1-4	158,371	-
Satellites:			
EchoStar III - fully depreciated	N/A	234,083	234,083
EchoStar IV - fully depreciated	N/A	78,511	78,511
EchoStar VI	12	244,305	244,305
EchoStar VIII	12	175,801	175,801
EchoStar IX	12	127,376	127,376
EchoStar XII	10	190,051	190,051
SPACEWAY 3	15	286,707	-
Satellites acquired under capital leases	10-15	906,526	534,673
Construction in progress	-	716,486	393,098
Total property and equipment		4,457,421	3,029,593
Accumulated depreciation		(2,003,875)	(1,766,290)
Property and equipment, net		$ 2,453,546	$ 1,263,303

The increase in our property and equipment, net balance from December 31, 2010 compared to the same period in 2011 is primarily related to the Hughes Acquisition. See Note 13 for further discussion.

"Construction in process" consists of the following:

	As of December 31, 2011	As of December 31, 2010
	(In thousands)	
Progress amounts for satellite construction, including certain amounts prepaid under satellite service agreements and launch costs:		
QuetzSat-1	$ -	$ 162,947
EchoStar XVI	232,364	100,312
EchoStar XVII/Jupiter	365,721	-
CMBStar	19,210	45,904
Other	20,291	48,054
Buildings and improvements	133	19,291
Uplinking equipment	60,233	11,933
Other	18,534	4,657
Construction in progress	$ 716,486	$ 393,098

During the year ended December 31, 2011, $43 million of interest was capitalized into construction in progress. During the year ended December 31, 2010, $26 million of interest was capitalized into construction in progress, including $7 million which relates to interest expense that should have been capitalized in 2009.

Depreciation and amortization expense consists of the following:

	For the Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Satellites	$ 112,182	$ 92,750	$ 105,270
Furniture, fixtures, equipment and other	157,274	98,481	99,428
Identifiable intangible assets subject to amortization	107,022	31,095	33,057
Buildings and improvements	9,416	6,585	6,374
Total depreciation and amortization	$ 385,894	$ 228,911	$ 244,129

The increase in our depreciation and amortization expense from December 31, 2010 compared to the same period in 2011 is primarily related to the Hughes Acquisition. See Note 13 for further discussion.

Cost of sales and other expense categories included in our Consolidated Statements of Operations and Comprehensive Income (Loss) do not include depreciation expense.

Satellites

We currently utilize 11 satellites in geostationary orbit approximately 22,300 miles above the equator, including the SPACEWAY™ 3 satellite, which was added to our satellite fleet as a result of the Hughes Acquisition. Five of these satellites are leased, and four of our leased satellites are accounted for as capital leases and are depreciated over the terms of the satellite service agreements. We also lease capacity on one satellite from DISH Network that is accounted for as an operating lease. We depreciate our owned satellites on a straight-line basis over the estimated useful life of each satellite.

Satellites	Launch Date	Degree Orbital Location (West Longitude)	Original Useful Life/ Lease Term (In Years)
Owned:			
EchoStar III (1) (2)	October 1997	61.5	12
EchoStar VI (1)	July 2000	77	12
EchoStar VIII (1)	August 2002	77	12
EchoStar IX (1)	August 2003	121	12
EchoStar XII (1)	July 2003	61.5	10
SPACEWAY 3 (4)	August 2007	95	12
Leased from DISH Network:			
EchoStar I (1)	December 1995	77	12
Leased from Other Third Parties:			
AMC-15 (3)	December 2004	105	10
AMC-16 (3)	January 2005	85	10
Nimiq 5 (1) (3)	September 2009	72.7	15
QuetzSat-1 (1) (3)	September 2011	67.1	10
Under Construction (owned) :			
EchoStar XVI (1)	Expected in 2012	61.5	15
EchoStar XVII/Jupiter	Expected in 2012	107	15
CMBStar	Construction Suspended		

(1) See Note 17 for further discussion of our Related Party Transactions with DISH Network.
(2) Fully depreciated and currently an in-orbit spare.
(3) These satellites are accounted for as capital leases.
(4) Original useful life represents the remaining useful life as of the date of the Hughes Acquisition.

Recent Developments

QuetzSat-1. During 2008, we entered into a ten-year satellite service agreement with SES Latin America S.A. ("SES") to lease all of the capacity on QuetzSat-1. This lease is accounted for as a capital lease. DISH Network has agreed to lease 24 of the 32 direct broadcast satellite ("DBS") transponders on this satellite from us when QuetzSat-1 is placed into commercial operation at the 77 degree west longitude orbital location. This satellite was launched on September 29, 2011 and was placed into service during the fourth quarter 2011 at the 67.1 degree west longitude orbital location while we and DISH Network explore alternative uses for the QuetzSat-1 satellite. In the interim, we are providing DISH Network with alternate capacity at the 77 degree west longitude orbital location. We commenced payments under our agreement with SES upon the placement of the QuetzSat-1 satellite at the 67.1 degree west longitude orbital location.

Satellite Anomalies

Prior to 2011, certain satellites in our fleet have experienced anomalies, some of which have had a significant adverse impact on their remaining useful life and/or commercial operation. There can be no assurance that future anomalies will not further impact the remaining useful life and commercial operation of any of these satellites. See "*Long-Lived Satellite Assets*" below for further discussion of evaluation of impairment. In addition, there can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. We generally do not carry in-orbit insurance on any of our satellites, other than SPACEWAY 3, and therefore, we will bear the risk of any uninsured in-orbit failures. However, pursuant to the terms of the agreements governing certain portions of our indebtedness, we are required, subject to certain limitations on coverage, to obtain launch insurance for EchoStar XVII/Jupiter, formerly known as Jupiter, and EchoStar XVI and to maintain in-orbit insurance for EchoStar XVII/Jupiter, EchoStar XVI and SPACEWAY 3. Satellite anomalies with respect to certain of our satellites are discussed below.

Owned Satellites

EchoStar IV. During 2011, EchoStar IV was removed from the 77 degree west longitude orbital location and retired from commercial service. This retirement did not have a material impact on our results of operations or financial position.

EchoStar VIII. EchoStar VIII was designed to operate 32 DBS transponders in the continental U.S. at approximately 120 watts per channel, switchable to 16 DBS transponders operating at approximately 240 watts per channel. EchoStar VIII was also designed with spot-beam technology. This satellite has experienced several anomalies prior to and during 2011. In January 2011, the satellite experienced an anomaly which temporarily disrupted electrical power to some components, causing an interruption of broadcast service. In addition, it has recently been determined that one of the two on-board computers used to control the satellite failed in connection with the January 2011 anomaly. None of these anomalies has impacted the commercial operation or estimated useful life of the satellite. However, if the remaining on-board computer fails, the commercial operation of the satellite would likely be substantially impacted and may result in an impairment of the satellite. There can also be no assurance that these or any future anomalies will not reduce its useful life or impact its commercial operation.

Satellites Under Construction

EchoStar XVI. During November 2009, we entered into a contract for the construction of EchoStar XVI, a DBS satellite, which is expected to be launched during the second half of 2012 and will operate at the 61.5 degree west longitude orbital location. DISH Network has agreed to lease all of the capacity on this satellite from us for a portion of its useful life.

EchoStar XVII/Jupiter. During June 2009, Hughes Communications entered into a contract for the construction of EchoStar XVII/Jupiter, a next-generation, high throughput geostationary satellite which will employ a multi-spot beam, bent pipe Ka-band architecture and will provide additional capacity for our broadband internet service to the consumer market in North America. EchoStar XVII/Jupiter will operate at the 107 degree west longitude orbital location and is expected to be launched during the summer of 2012.

Satellite Impairments

AMC-15. AMC-15, a fixed satellite services ("FSS") satellite, commenced commercial operation during January 2005 and currently operates at the 105 degree west longitude orbital location. This satellite is equipped with 24 Ku FSS transponders that operate at approximately 120 watts per channel and a Ka FSS payload consisting of 12 spot beams. During 2011, AMC-15 experienced solar-power anomalies, which caused a power loss that reduced its capacity. Pursuant to the satellite services agreement, we negotiated a reduction of our monthly recurring payment, which impacted the carrying value of the satellite and the related capital lease obligation. The monthly recurring payment has been reduced and as a result our capital lease obligation and the corresponding asset value was decreased by a total of $20 million each.

AMC-16. AMC-16, an FSS satellite, commenced commercial operation during February 2005 and currently operates at the 85 degree west longitude orbital location. This satellite is equipped with 24 Ku-band FSS transponders that operate at approximately 120 watts per channel and a Ka-band payload consisting of 12 spot beams. During 2010, AMC-16 experienced a solar-power anomaly, which caused a partial power loss that reduced its capacity. Pursuant to the satellite services agreement, we are entitled to a reduction of our monthly recurring payment in the event of a partial loss of satellite capacity. During 2010, the monthly recurring payment was reduced and as a result, our capital lease obligation, and the corresponding asset value, was decreased by a total of $39 million. In addition, beginning in May 2011, the monthly recurring payment was further reduced due to the 2010 anomaly and as a result our capital lease obligation was further decreased by approximately $7 million. AMC-16 currently has no net book value (due to prior period impairments) therefore a $7 million gain was recorded in "Other, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss). During the first quarter 2012, AMC-16 experienced an additional solar-power anomaly, which caused a partial power loss that further reduced its capacity. Testing is being performed to determine the extent to which this anomaly impacted its commercial operations, the extent to which the monthly recurring payment may be further reduced and the extent to which our capital lease obligation may be further decreased. There can be no assurance that this anomaly or any future anomalies will not reduce its useful life or further impact its commercial operations.

CMBStar. During 2008, we suspended construction of the CMBStar satellite and recorded an $85 million impairment. During 2011, we performed our annual impairment analysis and determined that the discounted cash flows would not recover the carrying amount of this satellite resulting in an additional $33 million impairment. We determined the fair value of this satellite by evaluating the probable cash flows that we may receive from potential uses including what other purchasers in the market may have paid for a reasonably similar asset and the fair value we could realize should we deploy the satellite in a manner different from its original intended use (for example, we considered component resale values). The valuation model used Level 3 inputs. We continue to explore alternative uses for this satellite, including potentially reconfiguring the satellite and changing its proposed orbital location in a manner that would be more cost-effective than designing and constructing a new satellite. There can be no assurance that this satellite will not be further impaired in the future.

Long-Lived Satellite Assets

We evaluate our satellites for impairment and test for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. This evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Certain of the anomalies discussed above, and previously disclosed, may be considered to represent a significant adverse change in the physical condition of a particular satellite. However, based on the redundancy designed within each satellite, these anomalies are not considered to be significant events that would require evaluation for impairment recognition because the projected cash flows have not been significantly affected by these anomalies.

7. Intangible Assets and Goodwill

Intangible Assets

As of December 31, 2011 and 2010, our identifiable intangible assets subject to amortization consisted of the following:

	As of December 31,			
	2011		2010	
	Intangible Assets	Accumulated Amortization	Intangible Assets	Accumulated Amortization
	(In thousands)			
Contract-based	$ 255,366	$ (145,406)	$ 190,566	$ (108,361)
Customer relationships	295,327	(77,560)	23,632	(23,605)
Technology-based (1)	153,185	(49,307)	111,848	(35,086)
Favorable leases	4,707	(687)	-	-
Trademark portfolio	32,191	(1,364)	-	-
Total	$ 740,776	$ (274,324)	$ 326,046	$ (167,052)

Amortization of these intangible assets is recorded on a straight-line basis over an average finite useful life primarily ranging from approximately one to twenty years or in relation to the estimated discounted cash flows over the life of the intangible. Amortization was $107 million, $31 million and $33 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated future amortization of our identifiable intangible assets as of December 31, 2011 is as follows (in thousands):

For the Years Ended December 31,	
2012	$ 90,540
2013	68,826
2014	77,414
2015	61,316
2016	41,611
Thereafter (1)	126,745
Total	$ 466,452

(1) On December 31, 2010, we acquired certain assets of Move Networks, Inc. which included in-process research and development ("R&D"). In-process R&D assets acquired in a business combination initially are considered indefinite-lived assets until either the completion or abandonment of the associated R&D efforts. Upon the successful completion of the development process, we will commence amortization of the balance over the estimated useful life of the project. For purposes of the amortization table, we include, among other things, the entire in-process R&D balance of $26 million in the category labeled "Thereafter" until such time that the R&D efforts are finalized or abandoned.

Goodwill

The excess of our investments in consolidated subsidiaries over net tangible and identifiable intangible asset value at the time of the investment is recorded as goodwill and is not subject to amortization but is subject to impairment testing annually or whenever indicators of impairment arise. The goodwill associated with various acquisitions is detailed in the table below.

	Goodwill
	(In thousands)
Balance as of December 31, 2010	$ 6,457
Troppus Acquisition (non-deductible)	10,363
Hughes Acquisition (non-deductible)	516,198
Balance as of December 31, 2011	$ 533,018

8. Debt and Capital Lease Obligations

6 1/2% Senior Secured Notes due 2019

On June 1, 2011, Hughes Satellite Systems Corporation ("HSS"), our wholly-owned subsidiary, formerly known as EH Holding Corporation, issued $1.1 billion aggregate principal amount of its 6 1/2% Senior Secured Notes (the "Senior Secured Notes") at an issue price of 100.0%, pursuant to a Secured Indenture dated June 1, 2011 (the "Secured Indenture"). The Senior Secured Notes mature on June 15, 2019. Interest accrues at an annual rate of 6 1/2% and is payable semi-annually in cash, in arrears on June 15 and December 15 of each year.

The Senior Secured Notes are redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount thereof plus a "make-whole" premium, as defined in the Secured Indenture, together with accrued and unpaid interest, if any, to the date of redemption. Prior to June 15, 2014, HSS may also redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a redemption price equal to 106.500% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds from certain equity offerings or capital contributions. In addition, prior to June 15, 2015, HSS may redeem up to 10% of the outstanding Senior Secured Notes per year at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption.

The Senior Secured Notes are:

- general secured obligations of HSS;
- secured by a first priority security interest in substantially all of the assets of HSS and certain of its subsidiaries, subject to certain exceptions and Permitted Liens (as defined in the Secured Indenture);
- effectively junior to HSS's obligations that are secured by assets that are not part of the Collateral (as defined in the Secured Indenture) that is securing the Senior Secured Notes, in each case to the extent of the value of the Collateral securing such obligations;
- effectively senior to HSS's existing and future unsecured obligations to the extent of the value of the Collateral securing the Senior Secured Notes, after giving effect to Permitted Liens;
- senior in right of payment to all existing and future obligations of HSS that are expressly subordinated to the Senior Secured Notes;
- structurally junior to any existing and future obligations of any non-Guarantor Subsidiaries (as defined in the Secured Indenture); and
- unconditionally guaranteed, jointly and severally, on a general senior secured basis by each Guarantor (as defined in the Secured Indenture).

Subject to certain exceptions, the Secured Indenture contains restrictive covenants that, among other things, impose limitations on the ability of HSS and, in certain instances, the ability of its Restricted Subsidiaries (as defined in the Secured Indenture), to:

- pay dividends or make distributions on HSS's capital stock or repurchase HSS's capital stock;
- incur additional debt;
- make certain investments;
- create liens or enter into sale and leaseback transactions;
- merge or consolidate with another company;
- transfer and sell assets;
- enter into transactions with affiliates; and
- allow to exist certain restrictions on the ability of certain subsidiaries of HSS to pay dividends, make distributions, make other payments, or transfer assets to us.

In the event of a change of control, as defined in the Secured Indenture, HSS would be required to make an offer to repurchase all or any part of a holder's Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase.

As discussed above, HSS and certain of its subsidiaries have granted a first priority security interest in substantially all of their assets, subject to certain exceptions and permitted liens, in connection with HSS' issuance of $1.1 billion aggregate principal amount of its Senior Secured Notes.

7 5/8% Senior Notes due 2021

On June 1, 2011, HSS issued $900 million aggregate principal amount of its 7 5/8% Senior Notes (the "Senior Notes") at an issue price of 100.0%, pursuant to an Unsecured Indenture dated June 1, 2011 (the "Unsecured Indenture"). The Senior Notes mature on June 15, 2021. Interest accrues at an annual rate of 7 5/8% and is payable semi-annually in cash, in arrears on June 15 and December 15 of each year.

The Senior Notes are redeemable, in whole or in part, at any time at a redemption price equal to 100.0% of the principal amount plus a "make-whole" premium, as defined in the Unsecured Indenture, together with accrued and unpaid interest, if any, to the date of redemption. Prior to June 15, 2014, HSS may also redeem up to 35% of the aggregate principal amount of the Senior Notes at a redemption price equal to 107.625% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds from certain equity offerings or capital contributions.

The Senior Notes are:

- general unsecured obligations of HSS;
- effectively junior to HSS's obligations that are secured to the extent of the value of the collateral securing such obligations;
- senior in right of payment to all existing and future obligations of HSS that are expressly subordinated to the Senior Notes;
- structurally junior to any existing and future obligations of any non-Guarantor Subsidiaries (as defined in the Unsecured Indenture); and
- unconditionally guaranteed, jointly and severally, on a general senior basis by each Guarantor (as defined in the Unsecured Indenture).

Subject to certain exceptions, the Unsecured Indenture contains restrictive covenants that, among other things, impose limitations on the ability of HSS and, in certain instances, the ability of its Restricted Subsidiaries (as defined in the Unsecured Indenture), to:

- pay dividends or make distributions on HSS's capital stock or repurchase HSS's capital stock;
- incur additional debt;
- make certain investments;
- create liens or enter into sale and leaseback transactions;
- merge or consolidate with another company;
- transfer and sell assets;
- enter into transactions with affiliates; and
- allow to exist certain restrictions on the ability of certain subsidiaries to pay dividends, make distributions, make other payments, or transfer assets to us.

In the event of a change of control, as defined in the Unsecured Indenture, HSS would be required to make an offer to repurchase all or any part of a holder's Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest thereon to the date of repurchase.

Exchange Offer

We offered to exchange our Senior Secured Notes and our Senior Notes (collectively the "Notes") for substantially identical debt securities registered under the Securities Act of 1933. This offer to exchange expired February 27, 2012 with 100% of the Notes being tendered for exchange.

Interest on the Notes

	Semi-Annual Payment Dates	Annual Debt Service Requirements
		(In thousands)
Senior Secured Notes	June 15 and December 15	$ 71,500
Senior Notes	June 15 and December 15	$ 68,625

Our ability to meet our debt service requirements on the Notes will depend on, among other factors, the successful execution of our business strategy, which is subject to uncertainties and contingencies beyond our control.

Fair Value of our Debt

The following table summarizes the carrying and fair values of our debt facilities:

	As of December 31,			
	2011		2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Senior Secured Notes	$ 1,100,000	$ 1,138,500	$ -	$ -
Senior Notes	900,000	936,000	-	-
Mortgages and other notes payable	6,644	6,644	6,535	6,535
Subtotal	2,006,644	$ 2,081,144	6,535	$ 6,535
Capital lease obligations (1)	527,618	NA	406,350	NA
Total debt and capital lease obligations	$ 2,534,262		$ 412,885	

(1) Disclosure regarding fair value of capital leases is not required.

Other Debt and Capital Lease Obligations

Other debt and capital lease obligations consist of the following:

	As of December 31,	
	2011	2010
	(In thousands)	
Capital lease obligations:		
Satellites financed under capital lease obligations	$ 524,325	$ 405,449
Other equipment financed under capital lease obligations	3,293	901
8% note payable for EchoStar IX satellite vendor financing, payable over 14 years from launch	5,608	6,315
Other notes payable	1,036	220
Total	534,262	412,885
Less current portion	(65,239)	(53,060)
Capital lease obligations, mortgages and other notes payable, net of current portion	$ 469,023	$ 359,825

Capital Lease Obligations

As of December 31, 2011 and 2010, we had $907 million and $535 million capitalized for the estimated fair value of satellites accounted for as capital leases included in "Property and equipment, net," with related accumulated depreciation of $302 million and $268 million, respectively. In our Consolidated Statements of Operations and Comprehensive Income (Loss), we recognized $34 million, $28 million and $21 million in depreciation expense on satellites acquired under capital lease agreements during the years ended December 31, 2011, 2010 and 2009, respectively.

The following satellites are accounted for as capital leases and depreciated over the terms of the respective satellite service agreements on a straight-line basis.

AMC-15. AMC-15 commenced commercial operation during January 2005. This lease is renewable by us on a year-to-year basis following the initial ten-year term, and provides us with certain rights to lease capacity on replacement satellites. During 2011, AMC-15 experienced solar-power anomalies, which caused a power loss that reduced its capacity. Pursuant to the satellite services agreement, we negotiated a reduction of our monthly recurring payment, which impacted the carrying value of the satellite and the related capital lease obligation. The monthly recurring payment has been reduced and as a result our capital lease obligation and the corresponding asset value was decreased by a total of $20 million each.

AMC-16. AMC-16 commenced commercial operation during February 2005. This lease is renewable by us on a year-to-year basis following the initial ten-year term, and provides us with certain rights to lease capacity on replacement satellites. Effective in 2010, the monthly recurring payment was reduced and as a result, our capital lease obligation, and the corresponding asset value, was decreased by a total of $39 million. In addition, beginning in May 2011, the monthly recurring payment was further reduced due to the 2010 anomaly and as a result, our capital lease obligation was further decreased by approximately $7 million. AMC-16 currently has no net book value (due to prior period impairments) therefore a $7 million gain was recorded in "Other, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss). During the first quarter 2012, AMC-16 experienced an additional solar-power anomaly, which caused a partial power loss that further reduced its capacity. Testing is being performed to determine the extent to which this anomaly impacted its commercial operations, the extent to which the monthly recurring payment may be further reduced and the extent to which our capital lease obligation may be further decreased. There can be no assurance that this anomaly or any future anomalies will not reduce its useful life or further impact its commercial operations.

Nimiq 5. Nimiq 5 was launched in September 2009 and commenced commercial operation at the 72.7 degree west longitude orbital location during October 2009, where it provides additional high-powered capacity to our satellite fleet. See Note 17 for further discussion.

QuetzSat-1. During 2008, we entered into a ten-year satellite service agreement with SES to lease all of the capacity on QuetzSat-1. This lease is accounted for as a capital lease. DISH Network has agreed to lease 24 of the 32 DBS transponders on this satellite from us when QuetzSat-1 is placed into commercial operation at the 77 degree west longitude orbital location. This satellite was launched on September 29, 2011 and was placed into service during the fourth quarter 2011 at the 67.1 degree west longitude orbital location while we and DISH Network explore alternative uses for the QuetzSat-1 satellite. In the interim, we are providing DISH Network with alternate capacity at the 77 degree west longitude orbital location. We commenced payments under our agreement with SES upon the placement of the QuetzSat-1 satellite at the 67.1 degree west longitude orbital location. See Note 17 for further discussion.

Future minimum lease payments under these capital lease obligations, together with the present value of the net minimum lease payments as of December 31, 2011, are as follows:

For the Years Ended December 31,	Amount (In thousands)
2012	$ 146,859
2013	145,075
2014	140,873
2015	82,402
2016	81,774
Thereafter	556,257
Total minimum lease payments	1,153,240
Less: Amount representing lease of the orbital location and estimated executory costs (primarily insurance and maintenance) including profit thereon, included in total minimum lease payments	(319,751)
Net minimum lease payments	833,489
Less: Amount representing interest	(305,871)
Present value of net minimum lease payments	527,618
Less: Current portion	(64,068)
Long-term portion of capital lease obligations	$ 463,550

The summary of future maturities of our outstanding debt as of December 31, 2011 is included in the commitments table in Note 14.

9. Income Taxes

Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported on our Consolidated Balance Sheets, as well as probable operating loss, tax credit and other carryforwards. Deferred tax assets are offset by valuation allowances when we believe it is more likely than not that net deferred tax assets will not be realized. We periodically evaluate our need for a valuation allowance. Determining necessary valuation allowances requires us to make assessments about historical financial information as well as the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. Our deferred tax assets included tax effected net operating losses ("NOLs") and credits of $125 million as of December 31, 2011 which has been partially offset by a valuation allowance. As of December 31, 2011, we had capital loss carryforwards for federal income tax purposes of $13 million, which has been offset by a valuation allowance.

As of December 31, 2011, we had net operating loss carryforwards of approximately $291 million which begin to expire in 2019. In addition, we had capital loss carryforwards of approximately $33 million which are fully offset by a valuation allowance.

The components of pretax income (loss) are as follows:

	For the Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Domestic	$ 290	$ 284,501	$ 425,793
Foreign	25,485	4,272	(434)
Total	$ 25,775	$ 288,773	$ 425,359

The components of the (provision for) benefit from income taxes are as follows:

	For the Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Current (provision) benefit:			
Federal	$ (26,450)	$ 21,542	$ (9,240)
State	(291)	(579)	(5,216)
Foreign	(3,734)	(1,809)	(855)
	(30,475)	19,154	(15,311)
Deferred (provision) benefit:			
Federal	(464)	(96,976)	(29,182)
State	9,438	(6,593)	(16,162)
	8,974	(103,569)	(45,344)
Total benefit (provision)	$ (21,501)	$ (84,415)	$ (60,655)

The actual tax provisions for 2011, 2010 and 2009 reconcile to the amounts computed by applying the statutory Federal tax rate to income before taxes as shown below:

	For the Years Ended December 31,		
	2011	2010	2009
	% of pre-tax (income)/loss		
Statutory rate	(35.0)	(35.0)	(35.0)
State income taxes, net of Federal benefit	4.8	(1.9)	(4.4)
Stock option compensation	-	0.1	(0.4)
Decrease (increase) in valuation allowance	(50.4)	2.0	24.7
Stock write-off	-	2.0	-
Other	(2.8)	3.6	0.8
Total benefit (provision) for income taxes	(83.4)	(29.2)	(14.3)

The temporary differences, which give rise to deferred tax assets and liabilities as of December 31, 2011 and 2010, are as follows:

	As of December 31,	
	2011	2010
	(In thousands)	
Deferred tax assets:		
NOL, credit and other carryforwards	$ 122,733	$ 23,062
Unrealized (gains) losses on investments	91,884	15,243
Accrued expenses	15,251	12,042
Stock-based compensation	14,318	8,998
Total deferred tax assets	244,186	59,345
Valuation allowance	(35,677)	(46,670)
Deferred tax asset after valuation allowance	208,509	12,675
Deferred tax liabilities:		
Unrealized (gains) losses on investments	(83,873)	(61,797)
Depreciation, amortization and intangible assets	(455,255)	(88,996)
State taxes net of federal effect	(19,280)	(1,843)
Total deferred tax liabilities	(558,408)	(152,636)
Net deferred tax asset (liability)	$ (349,899)	$ (139,961)
Current portion of net deferred tax asset (liability)	$ 23,492	$ (64,121)
Noncurrent portion of net deferred tax asset (liability)	(373,391)	(75,840)
Total net deferred tax asset (liability)	$ (349,899)	$ (139,961)

Overall, our net deferred tax assets are offset by a valuation allowance of $36 million and $47 million as of December 31, 2011 and 2010, respectively, principally related to losses that are capital in nature. The decrease in the valuation allowance primarily relates to realized and unrealized gains on marketable investment securities and other investments. Approximately $3 million of the change in valuation allowance is accounted for in accumulated other comprehensive income in 2011. We evaluated and assessed the expected near-term utilization of NOLs, book and taxable income trends, available tax strategies and the overall deferred tax position to determine the valuation allowance required as of December 31, 2011 and 2010.

As of December 31, 2011, we had undistributed earnings attributable to foreign subsidiaries for which no provision for U.S. income taxes or foreign withholding taxes has been made because it is expected that such earnings will be reinvested outside the U.S. indefinitely. It is not practicable to determine the amount of the unrecognized deferred tax liability at this time.

Accounting for Uncertainty in Income Taxes

In addition to filing federal income tax returns, we and one or more of our subsidiaries will file income tax returns in all states that impose an income tax. We also file income tax returns in the United Kingdom, The Netherlands, Spain, Brazil, India, Germany and a number of other foreign jurisdictions where we have insignificant operations. We are generally open to income tax examination in these foreign jurisdictions by tax authorities in taxable years beginning in 2003. As of December 31, 2011, we are currently under a federal income tax examination for fiscal year 2008. We have no significant current tax examinations in process in our foreign jurisdictions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the Years Ended December 31,		
Unrecognized tax benefit	**2011**	**2010**	**2009**
		(In thousands)	
Balance as of beginning of period	$ 29,999	$ 14,559	$ 15,181
Additions from Hughes Acquisition	3,119	-	-
Additions based on tax positions related to the current year	-	-	155
Additions based on tax positions related to prior years	16,630	15,440	-
Reductions based on tax positions related to prior years	(874)	-	(777)
Balance as of end of period	$ 48,874	$ 29,999	$ 14,559

We have $30 million in unrecognized tax benefits that, if recognized, could favorably affect our effective tax rate. We do not expect to pay or effectively settle any of the unrecognized tax benefits within the next twelve months.

Accrued interest and penalties on uncertain tax positions are recorded as a component of "Interest expense, net of amounts capitalized" and "Other, net," respectively, on our Consolidated Statements of Operations and Comprehensive Income (Loss). During the year ended December 31, 2011, we recorded an insignificant benefit for interest and penalty in earnings. There was no significant accrued interest and penalties at December 31, 2011. The table above excludes these amounts.

10. Stockholders' Equity (Deficit)

Preferred Stock

Our Board of Directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our Board of Directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

Common Stock

The Class A, Class B and Class C common stock are equivalent except for voting rights. Holders of Class A and Class C common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share. Each share of Class B and Class C common stock is convertible, at the option of the holder, into one share of Class A common stock. Upon a change in control of DISH Network, each holder of outstanding shares of Class C common stock is entitled to 10 votes for each share of Class C common stock held. Our principal stockholder owns the majority of all outstanding Class B common stock and, together with all other stockholders, owns outstanding Class A common stock. There are no shares of Class C common stock outstanding.

Each holder of Class D common stock is not entitled to a vote on any matter. Each share of Class D common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock. There are no shares of Class D common stock outstanding.

Common Stock Repurchase Program

Pursuant to a stock repurchase plan approved by our Board of Directors, we are authorized to repurchase up to $500 million of our outstanding shares of Class A common stock through and including December 31, 2011. During the year ended December 31, 2011, we did not repurchase any common stock. During the year ended December 31, 2010, we repurchased 34,000 shares of our Class A common stock for $605,000. On November 2, 2011, our Board of Directors extended the plan, such that we are authorized to make such repurchases through and including December 31, 2012.

11. Employee Benefit Plans

Employee Stock Purchase Plan

We have an employee stock purchase plan (the "ESPP"), in which we are authorized to issue 2.5 million shares of Class A common stock. At December 31, 2011, we had 1.9 million shares of Class A common stock which remain available for issuance under this plan. Substantially all full-time employees who have been employed by us for at least one calendar quarter are eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount which would permit such employee to purchase our capital stock under all of our stock purchase plans at a rate which would exceed $25,000 in fair value of capital stock in any one year. The purchase price of the stock is 85% of the closing price of the Class A common stock on the last business day of each calendar quarter in which such shares of Class A common stock are deemed sold to an employee under the ESPP. During each of the years ended December 31, 2011, 2010 and 2009, employee purchases of Class A common stock through the ESPP totaled 0.1 million shares.

401(k) Employee Savings Plan

We sponsor a 401(k) Employee Savings Plan (the "401(k) Plan") for eligible employees. Voluntary employee contributions to the 401(k) Plan may be matched 50% by us, subject to a maximum annual contribution of $1,500 per employee. Forfeitures of unvested participant balances which are retained by the 401(k) Plan may be used to fund matching and discretionary contributions. Our Board of Directors may also authorize an annual discretionary contribution to the plan, subject to the maximum deductible limit provided by the Internal Revenue Code of 1986, as amended. These contributions may be made in cash or in our stock. Matching contributions are 100% vested after an eligible employee has completed five years of service from the date of the contribution. During each of the years ended December 31, 2011, 2010 and 2009, we recognized $1 million of matching contributions, net of forfeitures, and $4 million of discretionary stock contributions, net of forfeitures.

Hughes Communications has a 401(k) salary deferral program for its employees in the U.S., who have met certain service requirements. Eligible employees may contribute up to 25% (16% for highly compensated employees) of their eligible compensation into the plan on a pre-tax basis each payroll period, subject to the Internal Revenue Service ("IRS") limit of $16,500 in 2011. Employee contributions are immediately vested. We will match 100% of employee contributions up to 3% of eligible compensation and 50% of employee contributions on up to an additional 6% of eligible compensation. Matching contributions are 100% vested after eligible employees have completed three years of service. During 2011, we made $3 million of matching contributions.

In addition, as allowed by the IRS, participants who are age 50 or older may make additional contributions ("catch-up contributions"), up to $5,500 in 2011, into the plan. We do not match the catch-up contributions. The plan also permits participants to make contributions on an after-tax basis.

12. Stock-Based Compensation

Stock Incentive Plans

We maintain stock incentive plans to attract and retain officers, directors and key employees. Stock awards under these plans include both performance and non-performance based stock incentives. As of December 31, 2011, we had outstanding under these plans stock options to acquire 8.8 million shares of our Class A common stock and 0.1 million restricted stock units. Stock options granted prior to and on December 31, 2011 were granted with exercise prices equal to or greater than the market value of our Class A common stock at the date of grant and with a maximum term of ten years. While historically we have issued stock awards subject to vesting, typically at the rate of 20% to 33% per year, some stock awards have been granted with immediate vesting and other stock awards vest only upon the achievement of certain company-wide objectives. As of December 31, 2011, we had 4.8 million shares of our Class A common stock available for future grant under our stock incentive plans.

In connection with the Spin-off, as permitted by DISH Network's existing stock incentive plans and consistent with the Spin-off exchange ratio, each DISH Network stock option was converted into two stock options as follows:

- an adjusted DISH Network stock option for the same number of shares that were exercisable under the original DISH Network stock option, with an exercise price equal to the exercise price of the original DISH Network stock option multiplied by 0.831219.
- a new EchoStar stock option for one-fifth of the number of shares that were exercisable under the original DISH Network stock option, with an exercise price equal to the exercise price of the original DISH Network stock option multiplied by 0.843907.

Similarly, each holder of DISH Network restricted stock units retained his or her DISH Network restricted stock units and received one EchoStar restricted stock unit for every five DISH Network restricted stock units that they held.

Consequently, the fair value of the DISH Network stock award and the new EchoStar stock award immediately following the Spin-off was equivalent to the fair value of such stock award immediately prior to the Spin-off.

As of December 31, 2011, the following stock awards were outstanding:

	As of December 31, 2011			
	EchoStar Awards		DISH Network Awards	
Stock Awards Outstanding	**Stock Options**	**Restricted Stock Units**	**Stock Options**	**Restricted Stock Units**
Held by EchoStar employees	8,016,319	89,940	2,705,718	94,999
Held by DISH Network employees	762,094	54,286	N/A	N/A
Total	8,778,413	144,226	2,705,718	94,999

We are responsible for fulfilling all stock awards related to EchoStar common stock and DISH Network is responsible for fulfilling all stock awards related to DISH Network common stock, regardless of whether such stock awards are held by our or DISH Network's employees. Notwithstanding the foregoing, our stock-based compensation expense, resulting from stock awards outstanding at the Spin-off date, is based on the stock awards held by our employees regardless of whether such stock awards were issued by EchoStar or DISH Network. Accordingly, stock-based compensation that we expense with respect to DISH Network stock awards is included in "Additional paid-in capital" on our Consolidated Balance Sheets.

Exercise prices for stock options outstanding and exercisable as of December 31, 2011 are as follows:

Price Range	Options Outstanding: Number Outstanding as of December 31, 2011	Options Outstanding: Weighted-Average Remaining Contractual Life	Options Outstanding: Weighted-Average Exercise Price	Options Exercisable: Number Exercisable as of December 31, 2011	Options Exercisable: Weighted-Average Remaining Contractual Life	Options Exercisable: Weighted-Average Exercise Price
$ - - $ 10.00	10,204	4.90	$ 3.66	10,204	4.90	$ 3.66
$ 10.01 - $ 15.00	798,032	7.25	$ 14.83	154,232	7.24	$ 14.83
$ 15.01 - $ 20.00	1,107,450	8.40	$ 18.88	226,250	8.05	$ 18.73
$ 20.01 - $ 25.00	2,028,513	6.04	$ 22.18	903,513	6.35	$ 21.45
$ 25.01 - $ 30.00	2,181,893	5.44	$ 28.70	1,378,393	5.04	$ 28.34
$ 30.01 - $ 35.00	73,441	5.22	$ 31.92	56,921	5.03	$ 31.94
$ 35.01 - $ 40.00	2,578,880	9.07	$ 37.30	124,759	4.89	$ 36.67
	8,778,413	7.18	$ 27.22	2,854,272	5.81	$ 25.02

Stock Award Activity

Our stock option activity was as follows:

	2011 Options	2011 Weighted-Average Exercise Price	2010 Options	2010 Weighted-Average Exercise Price	2009 Options	2009 Weighted-Average Exercise Price
	For the Years Ended December 31,					
Total options outstanding, beginning of period	7,795,373	$ 23.24	7,203,101	$ 24.85	5,184,415	$ 28.61
Granted	2,655,000	$ 36.50	1,258,000	$ 19.15	2,523,000	$ 17.09
Exercised	(1,082,280)	$ 23.59	(105,573)	$ 15.06	(37,931)	$ 5.73
Forfeited and cancelled	(589,680)	$ 23.07	(560,155)	$ 33.99	(466,383)	$ 26.08
Total options outstanding, end of period	8,778,413	$ 27.22	7,795,373	$ 23.24	7,203,101	$ 24.85
Performance based options outstanding, end of period (1)	658,700	$ 25.30	697,100	$ 25.38	724,450	$ 25.40
Exercisable at end of period	2,854,272	$ 25.02	2,722,709	$ 25.77	1,904,479	$ 29.46

(1) These stock options are included in the caption "Total options outstanding, end of period." See discussion of the 2005 LTIP below.

We realized tax benefits from stock awards exercised during the years ended December 31, 2011, 2010 and 2009 as follows:

	For the Years Ended December 31, 2011	2010	2009
	(In thousands)		
Tax benefit from stock awards exercised	$ 4,612	$ 1,810	$ 1,044

Based on the closing market price of our Class A common stock on December 31, 2011, the aggregate intrinsic value of our stock options was as follows:

	As of December 31, 2011	
	Options Outstanding	Options Exercisable
	(In thousands)	
Aggregate intrinsic value	$ 8,118	$ 2,063

Our restricted stock unit activity was as follows:

	For the Years Ended December 31,					
	2011		2010		2009	
	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Restricted Stock Units	Weighted-Average Grant Date Fair Value	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Total restricted stock units outstanding, beginning of period	107,249	$ 27.33	130,040	$ 27.78	272,856	$ 29.40
Granted	69,950	$ 32.00	-	$ -	-	$ -
Vested	(11,225)	$ 31.84	(13,975)	$ 31.84	(21,025)	$ 30.26
Forfeited and cancelled	(21,748)	$ 27.36	(8,816)	$ 26.70	(121,791)	$ 31.00
Total restricted stock units outstanding, end of period	144,226	$ 29.22	107,249	$ 27.33	130,040	$ 27.78
Restricted Performance Units outstanding, end of period (1)	74,276	$ 26.61	93,274	$ 26.66	99,990	$ 26.56

(1) These Restricted Performance Units are included in the caption "Total restricted stock units outstanding, end of period." See discussion of the 2005 LTIP below.

Long-Term Performance-Based Plans

2005 LTIP. During 2005, DISH Network adopted a long-term, performance-based stock incentive plan (the "2005 LTIP"). The 2005 LTIP provides stock options and restricted stock units, either alone or in combination, which vest over seven years at the rate of 10% per year during the first four years, and at the rate of 20% per year thereafter. Exercise of the stock awards is subject to the foregoing vesting schedule and a performance condition that a company-specific goal is achieved by March 31, 2015.

Contingent compensation related to the 2005 LTIP will not be recorded in our financial statements unless and until the achievement of the performance condition is probable. The competitive nature of our industry and certain other factors can significantly impact achievement of the goal. Consequently, while it was determined that achievement of the goal was not probable as of December 31, 2011, this assessment could change in the future.

If all of the stock awards under the 2005 LTIP were vested and the goal had been met, or if we had determined that achievement of the goal was probable during the year ended December 31, 2011, we would have recorded total non-cash, stock-based compensation expense for our employees as indicated in the table below. If the goal is met and there are unvested stock awards at that time, the vested amounts would be expensed immediately on our Consolidated Statements of Operations and Comprehensive Income (Loss), with the unvested portion recognized ratably over the remaining vesting period.

	2005 LTIP	
	Total	Vested Portion (1)
	(In thousands)	
DISH Network awards held by EchoStar employees	$ 15,116	$ 11,973
EchoStar awards held by EchoStar employees	3,008	2,382
Total	$ 18,124	$ 14,355

(1) Represents the amount of this award that has met the foregoing vesting schedule and would therefore vest upon achievement of the performance condition.

Of the 8.8 million stock options and 0.1 million restricted stock units outstanding under our stock incentive plans as of December 31, 2011, the following awards were outstanding pursuant to the 2005 LTIP:

	As of December 31, 2011	
	Number of Awards	Weighted-Average Exercise Price
Stock options	658,700	$ 25.30
Restricted Performance Units	74,276	
Total	732,976	

Stock-Based Compensation

Total non-cash, stock-based compensation expense for all of our employees is shown in the following table for the years ended December 31, 2011, 2010 and 2009 and was allocated to the same expense categories as the base compensation for such employees:

	For the Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Research and development expenses	$ 2,411	$ 3,579	$ 3,663
Selling, general and administrative expenses	13,653	9,967	9,708
Total non-cash, stock-based compensation	$ 16,064	$ 13,546	$ 13,371

As of December 31, 2011, our total unrecognized compensation cost related to our non-performance based unvested stock awards was $46 million and includes compensation expense that we will recognize for DISH Network stock awards held by our employees as a result of the Spin-off. This cost is based on an estimated future forfeiture rate of approximately 1.2% per year and will be recognized over a weighted-average period of approximately three years. Share-based compensation expense is recognized based on stock awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in the estimated forfeiture rate can have a significant effect on share-based compensation expense since the effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

Valuation

The fair value of each stock option for the years ended December 31, 2011, 2010 and 2009 was estimated at the date of the grant using a Black-Scholes option valuation model with the following assumptions:

	For the Years Ended December 31,		
Stock Options	**2011**	**2010**	**2009**
Risk-free interest rate	1.08% - 2.57%	1.64% - 2.97%	1.70% - 3.16%
Volatility factor	34.68% - 38.92%	31.00% - 32.73%	28.48% - 42.68%
Expected term of options in years	5.1 - 6.0	6.1 - 6.2	3.0 - 6.4
Weighted-average fair value of options granted	$8.07 - $14.42	$6.44 - $9.11	$4.76 - $7.43

We do not currently intend to pay dividends on our common stock and accordingly, the dividend yield percentage used in the Black-Scholes option valuation model is set at zero for all periods. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded stock options which have no vesting restrictions and are fully transferable. Consequently, our estimate of fair value may differ from other valuation models. Further, the Black-Scholes option valuation model requires the input of subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate.

We will continue to evaluate the assumptions used to derive the estimated fair value of our stock options as new events or changes in circumstances become known.

13. Acquisitions

When we acquire a business, we allocate the purchase price to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach.

The accounting standard for business combinations requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at fair value. Transaction costs related to the acquisition of the business are expensed as incurred. Costs associated with the issuance of debt associated with a business combination are capitalized and included as a yield adjustment to the underlying debt's stated rate.

Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite.

Hughes Communications

On June 8, 2011, we completed the Hughes Acquisition, pursuant to an agreement and plan of merger (the "Hughes Agreement") by and between us, certain of our subsidiaries, including EchoStar Satellite Services L.L.C., and Hughes Communications, Inc. Pursuant to the Hughes Agreement, 100% of the issued and outstanding shares of common stock and vested stock options of Hughes Communications, Inc. were converted into the right to receive $60.70 (minus any applicable exercise price) in cash and substantially all of the outstanding debt of Hughes Communications, Inc. was repaid. The funding of the Hughes Acquisition was supported by the issuance of the Notes. See Note 8 for further discussion.

In connection with the Hughes Acquisition, each share of unvested restricted stock and unvested stock option of Hughes Communications, Inc. was converted into the right to receive $60.70 (minus any applicable exercise price) in cash on the vesting date of the stock award. As of December 31, 2011, our maximum liability for these unvested stock awards of Hughes Communications, Inc. was approximately $33 million, which is payable based on the original vesting terms of the stock award. Of the $33 million, $19 million was accrued as of December 31, 2011, the remainder of which will be recognized over the remaining vesting period associated with the stock award, the last of which expires in 2014.

Hughes Communications is the global leader in broadband satellite technologies and services and a leading provider of managed network services. Together with Hughes Communications, Inc., we have an extensive fleet of owned and leased satellites, experienced personnel and communications facilities around the world. The Hughes Acquisition significantly expands our ability to provide new video and data products and solutions.

The Hughes Acquisition was accounted for as a business combination. However, we have not completed allocating the purchase price among the assets that were acquired and thus the allocation in the table below may change.

	Preliminary Purchase Price Allocation
	(In thousands)
Cash	$ 98,900
Marketable investment securities	22,148
Other current assets	282,471
Property and equipment	930,426
Intangibles	420,907
Goodwill (non-deductible)	516,198
FCC authorizations	400,000
Other noncurrent assets	55,776
Current liabilities	(293,029)
Deferred tax liabilities	(227,266)
Long-term liabilities	(22,239)
Non-controlling interest	(9,679)
Total purchase price	$ 2,174,613

In connection with the Hughes Acquisition, we incurred $35 million of acquisition related transaction costs consisting primarily of banking, bond forfeiture, legal and accounting fees. These costs are included in "Other, net" on our Consolidated Statements of Operations and Comprehensive Income (Loss).

In connection with the issuance of the Notes, we incurred $58 million of debt issuance costs, which are included in "Other noncurrent assets, net" on our Consolidated Balance Sheets. For the year ended December 31, 2011, we amortized $3 million of debt issuance costs which is included in "Interest expense, net of amounts capitalized" on our Consolidated Statements of Operations and Comprehensive Income (Loss).

The following unaudited pro forma consolidated operating results for the years ended December 31, 2011 and 2010 give effect to the Hughes Acquisition as if it occurred on January 1, 2010. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such date and should not be used as a predictive measure of our future financial position, results of operations or liquidity. The pro forma adjustments are based on currently available information and certain assumptions that we believe are reasonable.

Supplemental pro forma financial information (Unaudited)	For the Years Ended December 31, 2011	2010
	(In thousands)	
Total revenue	$ 3,226,721	$ 3,387,978
Net income (loss) attributable to EchoStar	$ 21,582	$ 109,582
Basic net income (loss) per share attributable to EchoStar	$ 0.25	$ 1.29
Diluted net income (loss) per share attributable to EchoStar	$ 0.25	$ 1.29

Effective June 9, 2011, revenue and expenses associated with the Hughes Acquisition are included within the Hughes segment in our Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 15 for further discussion.

Move Networks

On December 31, 2010, we acquired certain assets of Move Networks, Inc. for $45 million. These assets include patented technology that enables the adaptive delivery of video content via the Internet which will allow us to expand our portfolio of advanced technologies serving cable, satellite, telecommunications companies and IPTV video providers. This transaction was accounted for as a business combination. The allocation of the purchase price is in the table below.

	Purchase Price Allocation
	(In thousands)
In-process R&D	$ 26,482
Property and equipment	7,213
Goodwill (deductible)	6,457
Other intangibles	4,271
Accounts receivable	535
Other current	33
Total purchase price	$ 44,991

The transaction did not have an impact on our results of operations for the year ended December 31, 2010 and would not have materially impacted our results of operations for 2010 had the transaction occurred on January 1, 2010.

14. Commitments and Contingencies

Commitments

As of December 31, 2011, future maturities of our contractual obligations are summarized as follows:

	Payments due by period						
	Total	2012	2013	2014	2015	2016	Thereafter
				(In thousands)			
Long-term debt obligations	$2,006,644	$ 1,171	$ 1,049	$ 1,112	$ 1,139	$ 1,049	$2,001,124
Capital lease obligations	527,618	64,068	66,502	70,177	25,440	27,731	273,700
Interest expense on long-term debt and capital lease obligations	1,496,237	190,396	184,137	177,829	173,174	170,435	600,266
Satellite-related obligations	845,107	325,508	104,703	72,759	50,214	42,686	249,237
Operating lease obligations	73,695	21,941	15,985	12,539	8,708	6,593	7,929
Purchase and other obligations	418,215	408,257	2,837	2,120	1,667	1,667	1,667
Payments in connection with acquisitions	14,034	5,437	5,137	3,460	-	-	-
Total	$5,381,550	$1,016,778	$ 380,350	$ 339,996	$ 260,342	$ 250,161	$3,133,923

"Satellite-related obligations" includes, among other things, our transponder agreements and two launch contracts for satellites that are currently under construction, as described below.

- *EchoStar XVI.* During November 2009, we entered into a contract for the construction of EchoStar XVI, a DBS satellite, which is expected to be launched during the second half of 2012 and will operate at the 61.5 degree west longitude orbital location. DISH Network has agreed to lease all of the capacity on this satellite from us for a portion of its useful life. As of December 31, 2011, the remaining obligation related to EchoStar XVI of $65 million, including the launch contract, is included in the table above.

- *EchoStar XVII/Jupiter.* During June 2009, Hughes Communications entered into a contract for the construction of EchoStar XVII/Jupiter, which is expected to launch in the summer of 2012. Barrett Xplore Inc. has agreed to lease the user beams designed to operate in Canada, which represents a portion of the capacity available on EchoStar XVII/Jupiter. As of December 31, 2011, the remaining obligation related to EchoStar XVII/Jupiter of $108 million, including the launch contract, is included in the table above. During the first quarter 2012, we secured launch insurance and one year in-orbit insurance for a total of $34 million which is not included in the table above.

Our "Purchase and other obligations" primarily consist of binding purchase orders for digital set-top boxes and related components, digital broadcast operations and professional services agreement. Our purchase obligations can fluctuate significantly from period to period due to, among other things, management's control of inventory levels, and can materially impact our future operating asset and liability balances, and our future working capital requirements. These purchase obligations will be paid from 2011 through 2017.

The table above does not include $30 million of liabilities associated with unrecognized tax benefits that were accrued as of December 31, 2011 and are included on our Consolidated Balance Sheets. We do not expect any portion of this amount to be paid or settled within the next 12 months.

In certain circumstances, the dates on which we are obligated to make these payments could be delayed. These amounts will increase to the extent we procure insurance for our satellites or contract for the construction, launch or lease of additional satellites.

Acquisition of Brazilian Orbital Slot. On August 30, 2011, we were declared the winner of the right to select an orbital slot in an auction conducted by ANATEL, the Brazilian communications regulatory authority. We selected the 45 degree west longitude orbital location for a bid of approximately $77 million using an exchange rate of $1 to 1.8758 Brazilian Real as of December 30, 2011. This amount is not included in the table above. We must comply with certain post-auction regulatory and payment requirements before we will receive the orbital slot. Once we receive the orbital slot, the slot will be used to expand our video and data capabilities in South America.

Rent Expense

For the years ended December 31, 2011, 2010, and 2009, total rent expense for operating leases approximated $39 million, $25 million and $7 million, respectively. The increase in rent expense from 2010 to 2011 was primarily attributable to an increase in costs related to the EchoStar I satellite and an increase in costs related to the Hughes Acquisition. The increase in rent expense from 2009 to 2010 primarily resulted from an increase in costs related to the EchoStar I satellite, which we began leasing from DISH Network during the first quarter of 2010.

Patents and Intellectual Property

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. We may not be aware of all patents and other intellectual property rights that our products and services may potentially infringe. Damages in patent infringement cases can include a tripling of actual damages in certain cases. Further, we cannot estimate the extent to which we may be required in the future to obtain licenses with respect to intellectual property rights held by others and the availability and cost of any such licenses. Various parties have asserted patent and other intellectual property rights with respect to components within our direct broadcast satellite products and services. We cannot be certain that these persons do not own the rights they claim, that these rights are not valid or that our products and services do not infringe on these rights. Further, we cannot be certain that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products and services to avoid infringement.

Contingencies

Separation Agreement

In connection with the Spin-off, we entered into a separation agreement with DISH Network that provides, among other things, for the division of certain liabilities, including liabilities resulting from litigation. Under the terms of the separation agreement, we have assumed certain liabilities that relate to our business including certain designated liabilities for acts or omissions that occurred prior to the Spin-off. Certain specific provisions govern intellectual property related claims under which, generally, we will only be liable for our acts or omissions following the Spin-off and DISH Network will indemnify us for any liabilities or damages resulting from intellectual property claims relating to the period prior to the Spin-off as well as DISH Network's acts or omissions following the Spin-off.

Litigation

We are involved in a number of legal proceedings (including those described below) concerning matters arising in connection with the conduct of our business activities. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. We regularly evaluate the status of the legal proceedings in which we are involved to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and to determine if accruals are appropriate. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

For certain cases described below, management is unable to provide a meaningful estimate of the possible loss or range of possible loss because, among other reasons, (i) the proceedings are in various stages; (ii) damages have not been sought; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant factual issues to be resolved; and/or (vi) there are novel legal issues or unsettled legal theories to be presented or a large number of parties (as with many patent-related cases). For these cases, however, management does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Broadcast Innovation, L.L.C.

During 2001, Broadcast Innovation, L.L.C. ("Broadcast Innovation") filed a lawsuit against DISH Network, DirecTV, Thomson Consumer Electronics and others in U.S. District Court in Denver, Colorado. Broadcast Innovation is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. The suit alleges infringement of U.S. Patent Nos. 6,076,094 (the "'094 patent") and 4,992,066 (the "'066 patent"). The '094 patent relates to certain methods and devices for transmitting and receiving data along with specific formatting information for the data. The '066 patent relates to certain methods and devices for providing the scrambling circuitry for a pay television system on removable cards. Subsequently, DirecTV and Thomson settled with Broadcast Innovation leaving DISH Network as the only defendant.

During 2004, the District Court issued an order finding the '066 patent invalid. Also in 2004, the District Court found the '094 patent invalid in a parallel case filed by Broadcast Innovation against Charter and Comcast. In 2005, the U.S. Court of Appeals for the Federal Circuit overturned that finding of invalidity with respect to the '094 patent and remanded the Charter case back to the District Court. During June 2006, Charter filed a request for reexamination of the '094 patent with the U.S. Patent and Trademark Office and on December 13, 2011, the U.S. Patent and Trademark Office issued a certificate cancelling all claims of the '094 patent. On February 2, 2012, Broadcast Innovation dismissed the case against DISH Network with prejudice.

Cyberfone Systems, LLC (f/k/a LVL Patent Group, LLC)

On September 15, 2011, LVL Patent Group, LLC filed a complaint against us and our wholly-owned subsidiary, EchoStar Technologies L.L.C., as well as DISH Network L.L.C. a wholly-owned subsidiary of DISH Network, and DirecTV, Inc. in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,044,382, which is entitled "Data Transaction Assembly Server." On November 18, 2011, Cyberfone Systems, LLC (f/k/a LVL Patent Group, LLC) filed an amended complaint making the same claim. DirecTV was dismissed from the case on January 4, 2012.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

InterAD Technologies, LLC

On September 16, 2011, InterAD Technologies, LLC ("InterAD") filed a complaint against us and our wholly-owned subsidiary EchoStar Technologies L.L.C., as well as DISH Network L.L.C. a wholly-owned subsidiary of DISH Network, Atlantic Broadband Finance, LLC, AT&T, Inc., Bright House Networks, LLC, Cable One, Inc., Cequel Communications, LLC, Charter Communications Holding Company, LLC, Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc., CSC Holdings, LLC, DirecTV, Inc., Insight Communications Company, Inc., Knology, Inc., Mediacom Broadband, LLC, RCN Telecom Services, LLC, Time Warner Cable, Inc., and Verizon, Inc. in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,438,355, which is entitled "Interactive System for Processing Viewer Responses to Television Programming." On January 5, 2012, InterAD voluntarily dismissed the case against us without prejudice.

Joao Control & Monitoring Systems

During December 2010, Joao Control & Monitoring Systems ("Joao") filed suit against Sling Media Inc., our indirect wholly owned subsidiary, ACTI Corporation, ADT Security, Alarmclub.Com, American Honda Motor Company, BMW, Byremote, Drivecam, Honeywell, Iveda Corporation, Magtec Products, Mercedes-Benz, On-Net Surveillance, OnStar, SafeFreight Technology, Skyway Security, SmartVue Corporation, Toyota Motor Sales, Tyco, UTC Fire and Xanboo in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent Nos. 6,549,130 and 6,587,046. The abstracts of the patents state that the claims are directed to the remote control of devices and appliances. Joao is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. During 2011, the case was transferred to the Northern District of California.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Nazomi Communications, Inc.

On February 10, 2010, Nazomi Communications, Inc. ("Nazomi") filed suit against Sling Media, Inc., our indirect wholly owned subsidiary, Nokia Corp, Nokia Inc., Microsoft Corp., Amazon.com Inc., Western Digital Corp., Western Digital Technologies, Inc., Garmin Ltd., Garmin Corp., Garmin International, Inc., Garmin USA, Inc., Vizio Inc. and iOmega Corp in the U.S. District Court for the Central District of California alleging infringement of U.S. Patent No. 7,080,362 (the "'362 patent") and U.S. Patent No. 7,225,436 (the "'436 patent"). The '362 patent and the '436 patent relate to Java hardware acceleration. The suit alleges that the Slingbox-Pro-HD product infringes the '362 patent and the '436 patent because the Slingbox-PRO HD allegedly incorporates an ARM926EJ-S processor core capable of Java hardware acceleration. During 2010, the case was transferred to the Northern District of California.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

NorthPoint Technology, Ltd.

On July 2, 2009, NorthPoint Technology, Ltd. ("NorthPoint") filed suit against us, DISH Network, and DirecTV in the U.S. District Court for the Western District of Texas alleging infringement of U.S. Patent No. 6,208,636 (the "'636 patent"). The '636 patent relates to the use of multiple low-noise block converter feedhorns, or LNBFs, which are antennas used for satellite reception. On April 21, 2011, the U.S. Patent and Trademark Office issued an order granting reexamination of the '636 patent. On June 21, 2011, the District Court entered summary judgment in our favor, finding that all asserted claims of the '636 patent are invalid. NorthPoint has appealed.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Personalized Media Communications, Inc.

During 2008, Personalized Media Communications, Inc. ("PMC") filed suit against us, DISH Network and Motorola Inc. in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 4,694,490, 5,109,414, 4,965,825, 5,233,654, 5,335,277, and 5,887,243, which relate to satellite signal processing. PMC is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. Subsequently, Motorola Inc. settled with PMC leaving DISH Network and us as defendants. Trial is currently set for August 2012.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe any of the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Suomen Colorize Oy

During October 2010, Suomen Colorize Oy ("Suomen") filed suit against us and DISH Network L.L.C., an indirect wholly owned subsidiary of DISH Network, in the U.S. District Court for the Middle District of Florida alleging infringement of U.S. Patent No. 7,277,398. The abstract of the patent states that the claims are directed to a method and terminal for providing services in a telecommunications network. Suomen is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. The action was transferred to the U.S. District Court for the District of Colorado, and on January 10, 2012, Suomen voluntarily dismissed the case against us without prejudice.

Technology Development and Licensing L.L.C.

On January 22, 2009, Technology Development and Licensing L.L.C. ("TDL") filed suit against us and DISH Network in the U.S. District Court for the Northern District of Illinois alleging infringement of U.S. Patent No. Re. 35,952, which relates to certain favorite channel features. TDL is an entity that seeks to license an acquired patent portfolio without itself practicing any of the claims recited therein. In July 2009, the Court granted our motion to stay the case pending two reexamination petitions before the Patent and Trademark Office.

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patent, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by DISH Network for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the Spin-off. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

TiVo Inc.

In connection with our litigation with TiVo Inc. ("TiVo"), which is described in our periodic reports filed with the SEC, including in our annual report on Form 10-K for the year ended December 31, 2010 under the caption "Item 3. Legal Proceedings – TiVo Inc.," on April 20, 2011, the U.S. Court of Appeals for the Federal Circuit vacated the District Court's contempt ruling on infringement, articulated a new standard for determining "colorable difference" and remanded that issue back to the District Court for determination. The Federal Circuit also vacated the District Court's amended injunction requiring that we inform the court of any further attempts to design around TiVo's U.S. Patent No. 6,233,389 (the "'389 patent") and seek approval from the court before any such design-around is implemented. The Federal Circuit also vacated the infringement damages for the period after we deployed our original alternative technology (although it did not foreclose that damages may be reinstated if upon remand a new court or jury decision found that the original alternative technology infringed TiVo's '389 patent). The Federal Circuit affirmed the District Court's contempt ruling on disablement, holding that the original 2006 injunction required that we disable DVR functionality in all but approximately 192,000 digital set-top boxes deployed with customers (the "Disablement Provision") and affirmed the $90 million in contempt sanctions awarded against us for violating the Disablement Provision.

On April 29, 2011, we and DISH Network entered into a settlement agreement with TiVo. The settlement resolves all pending litigation between us and DISH Network, on the one hand, and TiVo, on the other hand, including litigation relating to alleged patent infringement involving certain DISH Network digital video recorders, or DVRs, which litigation is described in our periodic reports filed with the Securities and Exchange Commission including in our annual report on Form 10-K for the year ended December 31, 2010 under the caption "Item 3. Legal Proceedings – TiVo Inc."

Under the settlement agreement, all pending litigation has been dismissed with prejudice and all injunctions that permanently restrain, enjoin or compel any action by us and DISH Network have been dissolved. We and DISH Network are jointly responsible for making payments to TiVo in the aggregate amount of $500 million, including an initial payment of $300 million and the remaining $200 million in six equal annual installments between 2012 and 2017. Pursuant to the terms and conditions of the agreements entered into in connection with our Spin-off from DISH Network, DISH Network made the initial payment to TiVo in May 2011, except for a contribution from us totaling approximately $10 million, representing an allocation of liability relating to our sales of DVR-enabled receivers to an international customer. Future payments will be allocated between DISH Network and us based on historical sales of certain licensed products with our being responsible for 5% of each annual payment, or approximately $10 million in total. Of our initial payment of $10 million, approximately $8 million relates to prior periods and the remaining $2 million represents a prepayment. The prepayment of $2 million is being expensed ratably from April 1, 2011 through July 31, 2018, the expiration date of the '389 patent.

In addition, under the settlement agreement, TiVo granted us a license under its '389 patent and certain related patents, for the remaining life of those patents, solely to design and make certain DVR-enabled products for DISH Network and two international customers. We granted TiVo a license under certain DVR-related patents held by us for TiVo-branded, co-branded and ingredient branded products.

We and DISH Network, on the one hand, and TiVo, on the other hand, have also agreed on mutual releases of certain related claims and agreed not to challenge each other's DVR technology-related patents that are licensed under the settlement agreement.

Because both we and DISH Network were defendants in the TiVo lawsuit, we and DISH Network were jointly and severally liable to TiVo for any final damages and sanctions that could have been awarded by the District Court. As previously disclosed, DISH Network agreed that it was obligated under the agreements entered into in connection with the Spin-off to indemnify us for substantially all liability arising from this lawsuit. We contributed an amount equal to our $5 million intellectual property liability limit under the receiver agreement, and during 2009, we recorded a charge included in "General and administrative expenses – DISH Network" on our Consolidated Statements of Operations and Comprehensive Income (Loss) for this amount to reflect this contribution. We and DISH Network have further agreed that our $5 million contribution would not exhaust our liability to DISH Network for other intellectual property claims that may arise under the receiver agreement. We and DISH Network also agreed that we would each be entitled to joint ownership of, and a cross-license to use, any intellectual property developed in connection with any potential new alternative technology. Any amounts that we are responsible for under the settlement agreement with TiVo are in addition to the $5 million contribution previously made by us.

Vigilos, LLC

On February 23, 2011, Vigilos, LLC filed suit against us, two of our subsidiaries, Sling Media, Inc. and EchoStar Technologies L.L.C., and Monsoon Multimedia, Inc. in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent No. 6,839,731, which is entitled "System and Method for Providing Data Communication in a Device Network." Subsequently in 2011, Vigilos added DISH Network L.L.C., a wholly owned subsidiary of DISH Network, as a defendant in its First Amended Complaint and the case was transferred to the Northern District of California. Later in 2011, Vigilos filed a Second Amended Complaint that added claims for infringement of a second patent, U.S. Patent No. 7,370,074, which is entitled "System and Method for Implementing Open-Protocol Remote Device Control."

We intend to vigorously defend this case. In the event that a court ultimately determines that we infringe the asserted patents, we may be subject to substantial damages, which may include treble damages, and/or an injunction that could require us to materially modify certain features that we currently offer to consumers. We cannot predict with any degree of certainty the outcome of the suit or determine the extent of any potential liability or damages.

Other

In addition to the above actions, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the amount of ultimate liability with respect to any of these actions is unlikely to materially affect our financial position, results of operations or liquidity, though the outcomes could be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

15. Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. Total assets by segment have not been specified because the information is not available to the chief operating decision-maker. Under this definition, we operate three segments.

- ***EchoStar Technologies*** – which designs, develops and distributes digital set-top boxes and related products and technology, including our Slingbox "placeshifting" technology, primarily for satellite TV service providers, telecommunication and cable companies and, with respect to Slingboxes, directly to consumers via retail outlets. EchoStar Technologies also provides digital broadcast operations including satellite uplinking/downlinking, transmission services, signal processing, conditional access management and other services primarily to DISH Network.

- ***EchoStar Satellite Services*** – which uses 10 of our 11 owned and leased in-orbit satellites and related FCC licenses to lease capacity on a full-time and occasional-use basis primarily to DISH Network, and secondarily to Dish Mexico, U.S. government service providers, state agencies, Internet service providers, broadcast news organizations, programmers and private enterprise customers.

- ***Hughes*** – which provides satellite broadband Internet access to North American consumers and broadband network services and systems to the domestic and international enterprise markets. Hughes also provides managed services to large enterprises and networking systems solutions to customers for mobile satellite and wireless backhaul systems. Hughes became a new segment as a result of the Hughes Acquisition and the results of operations of Hughes Communications are included in this report effective June 9, 2011. See Note 13 for further discussion of the Hughes Acquisition.

The "All Other" category consists of revenue and net income (loss) attributable to EchoStar from other operations including our corporate investment portfolio for which segment disclosure requirements do not apply. In addition, this category includes interest expense related to the Notes, net of capitalized interest. Transactions between segments were not significant.

ECHOSTAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following table reports our operating segment data and reconciles earnings before interest, taxes, depreciation and amortization ("EBITDA") to reported "Net income (loss) attributable to EchoStar" in our Consolidated Statements of Operations and Comprehensive Income (Loss):

	EchoStar Technologies Segment	EchoStar Satellite Services Segment	Hughes Segment	All Other & Eliminations	Consolidated Total
			(In thousands)		
Year Ended December 31, 2011					
Total revenue	$ 1,780,642	$278,125	$676,222	$ 26,442	$ 2,761,431
EBITDA (1)	144,753	197,848	167,100	(26,895)	482,806
Interest income	-	250	1,510	9,061	10,821
Interest expense, net of amounts capitalized	(19)	(39,929)	(802)	(41,843)	(82,593)
Income tax benefit (provision), net	(48,321)	(40,220)	34,543	32,497	(21,501)
Depreciation and amortization	(91,975)	(100,013)	(166,195)	(27,711)	(385,894)
Net income (loss) attributable to EchoStar	$ 4,438	$ 17,936	$ 36,156	$ (54,891)	$ 3,639
Year Ended December 31, 2010					
Total revenue	$ 2,070,672	$262,022	$ -	$ 17,675	$ 2,350,369
EBITDA (1)	159,713	183,549	-	174,510	517,772
Interest income	(90)	20	-	14,542	14,472
Interest expense, net of amounts capitalized	(12)	(40,977)	-	26,429	(14,560)
Income tax benefit (provision), net	(25,349)	(27,653)	-	(31,413)	(84,415)
Depreciation and amortization	(113,675)	(94,943)	-	(20,293)	(228,911)
Net income (loss) attributable to EchoStar	$ 20,587	$ 19,996	$ -	$ 163,775	$ 204,358
Year Ended December 31, 2009					
Total revenue	$ 1,709,670	$173,673	$ -	$ 20,216	$ 1,903,559
EBITDA (1)	83,305	125,833	-	466,224	675,362
Interest income	1,066	-	-	25,375	26,441
Interest expense, net of amounts capitalized	(167)	(31,463)	-	(685)	(32,315)
Income tax benefit (provision), net	13,031	5,124	-	(78,810)	(60,655)
Depreciation and amortization	(117,447)	(107,440)	-	(19,242)	(244,129)
Net income (loss) attributable to EchoStar	$ (20,212)	$ (7,946)	$ -	$ 392,862	$ 364,704

(1) EBITDA is not a measure determined in accordance with GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. Conceptually, EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is used by our management as a measure of operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes EBITDA provides meaningful supplemental information regarding liquidity and the underlying operating performance of our business. Management also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industries.

Geographic Information and Transactions with Major Customers

Geographic Information. Revenues are attributed to geographic regions based upon the location where the goods and services are provided. North American revenue includes transactions with North American customers. All other revenue includes transactions with customers in Asia, Africa, Australia, Europe, South America and the Middle East. The following table summarizes total long-lived assets and revenue attributed to the North American and other foreign locations.

Long-lived assets, including FCC authorizations:	**As of December 31,**		
	2011	**2010**	**2009**
		(In thousands)	
North America	$ 3,888,286	$ 1,457,208	$ 1,411,292
All other	34,540	41,356	43,516
Total	$ 3,922,826	$ 1,498,564	$ 1,454,808

Revenue:	**For the Years Ended December 31,**		
	2011	**2010**	**2009**
		(In thousands)	
North America	$ 2,545,558	$ 2,302,901	$ 1,845,839
All other	215,873	47,468	57,720
Total	$ 2,761,431	$ 2,350,369	$ 1,903,559

Transactions with Major Customers. During the years ended December 31, 2011, 2010 and 2009, our revenue included sales to two major customers. The following table summarizes sales to each customer and its percentage of total revenue.

	For the Years Ended December 31,		
	2011	**2010**	**2009**
		(In thousands)	
Total revenue:			
DISH Network	$ 1,654,929	$ 1,938,572	$ 1,547,989
Bell TV	218,329	202,424	200,601
All other	888,173	209,373	154,969
Total revenue	$ 2,761,431	$ 2,350,369	$ 1,903,559
Percentage of total revenue:			
DISH Network	59.9%	82.5%	81.3%
Bell TV	7.9%	8.6%	10.5%
All other	32.2%	8.9%	8.2%

16. Quarterly Financial Data (Unaudited)

Our quarterly results of operations are summarized as follows:

	For the Three Months Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
Year ended December 31, 2011:				
Total revenue	$ 479,826	$ 584,233	$ 863,163	$ 834,209
Operating income (loss)	10,848	45,821	22,266	1,903
Net income (loss) attributable to EchoStar	17,164	18,482	(19,117)	(12,890)
Basic net income (loss) per share attributable to EchoStar	$ 0.20	$ 0.21	$ (0.22)	$ (0.15)
Diluted net income (loss) per share attributable to EchoStar	$ 0.19	$ 0.21	$ (0.22)	$ (0.15)
Year ended December 31, 2010:				
Total revenue	$ 627,080	$ 603,049	$ 607,040	$ 513,200
Operating income (loss)	40,766	31,313	38,603	31,643
Net income (loss) attributable to EchoStar	71,746	(41,477)	5,151	168,938
Basic net income (loss) per share attributable to EchoStar	$ 0.85	$ (0.49)	$ 0.06	$ 1.98
Diluted net income (loss) per share attributable to EchoStar	$ 0.84	$ (0.49)	$ 0.06	$ 1.98

17. Related Party Transactions

DISH Network

Following the Spin-off, we and DISH Network have operated as separate public companies and DISH Network has no ownership interest in us. However, a substantial majority of the voting power of the shares of both companies is owned beneficially by Charles W. Ergen, our Chairman, or by certain trusts established by Mr. Ergen for the benefit of his family.

We and DISH Network have entered into certain agreements pursuant to which we obtain certain products, services and rights from DISH Network, DISH Network obtains certain products, services and rights from us, and we and DISH Network have indemnified each other against certain liabilities arising from our respective businesses. We also may enter into additional agreements with DISH Network in the future.

Generally, the prices charged for products and services provided under the agreements entered into in connection with the Spin-off are based on our cost plus a fixed margin (unless noted differently below), which varies depending on the nature of the products and services provided.

The following is a summary of the terms of the principal agreements that we have entered into with DISH Network that may have an impact on our financial position and results of operations.

"Equipment revenue – DISH Network"

Receiver Agreement. In connection with the Spin-off, we and DISH Network entered into a receiver agreement pursuant to which DISH Network had the right, but not the obligation, to purchase digital set-top boxes and related accessories, and other equipment from us for a period ending on January 1, 2012 (the "Prior Receiver Agreement"). The Prior Receiver Agreement allowed DISH Network to purchase digital set-top boxes, related accessories and other equipment from us at our cost plus a fixed percentage margin, which varied depending on the nature of the equipment purchased. Additionally, we provided DISH Network with standard manufacturer warranties for the goods sold under the Prior Receiver Agreement. DISH Network was able to terminate the Prior Receiver Agreement for any reason upon at least 60 days notice to us. We were able to terminate the Prior Receiver Agreement if certain entities were to acquire DISH Network. The Prior Receiver Agreement also included an indemnification provision, whereby the parties indemnified each other for certain intellectual property matters.

Effective January 1, 2012, we and DISH Network entered into a new agreement (the "2012 Receiver Agreement") pursuant to which DISH Network continues to have the right, but not the obligation, to purchase digital set-top boxes, related accessories, and other equipment from us for the period from January 1, 2012 to December 31, 2014. DISH Network has an option, but not the obligation, to extend the 2012 Receiver Agreement for one additional year upon 180 days notice prior to the end of the term. The material terms of the 2012 Receiver Agreement are substantially the same as the material terms of the Prior Receiver Agreement, except that the 2012 Receiver Agreement allows DISH Network to purchase digital set-top boxes, related accessories and other equipment from us either: (i) at a cost (decreasing as we reduce costs and increasing as costs increase) plus a dollar mark-up which will depend upon the cost of the product subject to a collar on our mark-up; or (ii) at cost plus a fixed margin, which will depend on the nature of the equipment purchased. Under the 2012 Receiver Agreement our margins will be increased if we are able to reduce the costs of our digital set-top boxes and our margins will be impaired if these costs increase. At the commencement of the 2012 Receiver Agreement, the aggregate pricing for the digital set-top boxes, related accessories, and other equipment sold under the 2012 Receiver Agreement was substantially the same as the aggregate pricing for the products and equipment sold under the Prior Receiver Agreement at the time of its expiration. There can be no assurance that, over the long term, aggregate pricing under the 2012 Receiver Agreement will be substantially the same as it was under the Prior Receiver Agreement.

"Services and other revenue – DISH Network"

Broadcast Agreement. In connection with the Spin-off, we and DISH Network entered into a broadcast agreement pursuant to which we provided certain broadcast services to DISH Network, including teleport services such as transmission and downlinking, channel origination services, and channel management services for a period ending on January 1, 2012 (the "Prior Broadcast Agreement"). DISH Network had the ability to terminate channel origination services and channel management services for any reason and without any liability upon at least 60 days notice to us. If DISH Network terminated teleport services for a reason other than our breach, DISH Network was obligated to pay us the aggregate amount of the remainder of the expected cost of providing the teleport services. The fees for the services provided under the Prior Broadcast Agreement were calculated at cost plus a fixed margin, which varied depending on the nature of the products and services provided.

Effective January 1, 2012, we and DISH Network entered into a new broadcast agreement (the "2012 Broadcast Agreement") pursuant to which we will continue to provide broadcast services to DISH Network, for the period from January 1, 2012 to December 31, 2016. The material terms of the 2012 Broadcast Agreement are substantially the same as the material terms of the Prior Broadcast Agreement, except that: (i) the fees for services provided under the 2012 Broadcast Agreement are calculated at either: (a) our cost of providing the relevant service plus a fixed dollar fee, which is subject to certain adjustments; or (b) our cost of providing the relevant service plus a fixed margin, which will depend on the nature of the services provided; and (ii) if DISH Network terminates the teleport services provided under the 2012 Broadcast Agreement for a reason other than our breach, DISH Network is generally obligated to reimburse us for any direct costs we incur related to any such termination that we cannot reasonably mitigate. At the commencement of the 2012 Broadcast Agreement the aggregate pricing for the services provided thereunder was substantially the same as the aggregate pricing for the services provided under the Prior Broadcast Agreement at the time of its expiration. There can be no assurance that, over the long term, aggregate pricing under the 2012 Broadcast Agreement will be substantially the same as it was under the Prior Broadcast Agreement.

Broadcast Agreement for Certain Sports Related Programming. During May 2010, we and DISH Network entered into a broadcast agreement pursuant to which we provide certain broadcast services to DISH Network in connection with its carriage of certain sports related programming. The term of this agreement is for ten years. If DISH Network terminates this agreement for a reason other than our breach, DISH Network is generally obligated to reimburse us for any direct costs we incur related to any such termination that we cannot reasonably mitigate. The fees for the broadcast services provided under this agreement depend, among other things, upon the cost to develop and provide such services.

Satellite Capacity Agreements. Since the Spin-off, we entered into certain satellite capacity agreements pursuant to which DISH Network leases satellite capacity on certain satellites owned or leased by us. The fees for the services provided under these satellite capacity agreements depend, among other things, upon the orbital location of the applicable satellite and the length of the lease. The term of each lease is set forth below:

EchoStar III, VI, VIII and XII. DISH Network leases certain satellite capacity from us on EchoStar VI, VIII and XII. The leases generally terminate upon the earlier of: (i) the end of life or replacement of the satellite (unless DISH Network determines to renew on a year-to-year basis); (ii) the date the satellite fails; (iii) the date the transponders on which service is being provided fails; or (iv) a certain date, which depends upon, among other things, the estimated useful life of the satellite, whether the replacement satellite fails at launch or in orbit prior to being placed into service, and the exercise of certain renewal options. DISH Network generally has the option to renew each lease on a year-to-year basis through the end of the respective satellite's life. There can be no assurance that any options to renew such agreements will be exercised. In August 2010, DISH Network's lease of EchoStar III terminated when it was replaced by EchoStar XV, which is owned by DISH Network.

EchoStar IX. DISH Network leases certain satellite capacity from us on EchoStar IX. Subject to availability, DISH Network generally has the right to continue to lease satellite capacity from us on EchoStar IX on a month-to-month basis.

EchoStar XVI. DISH Network will lease certain satellite capacity from us on EchoStar XVI after its service commencement date, and this lease generally terminates upon the earlier of: (i) the end of life or replacement of the satellite; (ii) the date the satellite fails; (iii) the date the transponder(s) on which service is being provided under the agreement fails; or (iv) ten years following the actual service commencement date. Upon expiration of the initial term, DISH Network has the option to renew on a year-to-year basis through the end of life of the satellite. There can be no assurance that any options to renew this agreement will be exercised. EchoStar XVI is expected to be launched during the second half of 2012.

EchoStar XV. EchoStar XV is owned by DISH Network and is operated at the 61.5 degree west longitude orbital location. The FCC has granted us an authorization to operate the satellite at the 61.5 degree west longitude orbital location. For so long as EchoStar XV remains in service at the 61.5 degree west longitude orbital location, DISH Network is obligated to pay us a fee for the use of the orbital slot which varies depending on the number of frequencies being used by EchoStar XV.

Nimiq 5 Agreement. During 2009, we entered into a fifteen-year satellite service agreement with Telesat Canada ("Telesat") to receive service on all 32 DBS transponders on the Nimiq 5 satellite at the 72.7 degree west longitude orbital location (the "Telesat Transponder Agreement"). During 2009, DISH Network also entered into a satellite service agreement (the "DISH Telesat Agreement") with us, pursuant to which they receive service from us on all 32 of the DBS transponders covered by the Telesat Transponder Agreement.

Under the terms of the DISH Telesat Agreement, DISH Network makes certain monthly payments to us that commenced in October 2009 when the Nimiq 5 satellite was placed into service and continue through the service term. Unless earlier terminated under the terms and conditions of the DISH Telesat Agreement, the service term will expire ten years following the date it was placed into service. Upon expiration of the initial term, DISH Network has the option to renew the DISH Telesat Agreement on a year-to-year basis through the end of life of the Nimiq 5 satellite. Upon in-orbit failure or end of life of the Nimiq 5 satellite, and in certain other circumstances, DISH Network has certain rights to receive service from us on a replacement satellite. There can be no assurance that any options to renew this agreement will be exercised or that DISH Network will exercise its option to receive service on a replacement satellite.

QuetzSat-1 Agreement. During 2008, we entered into a ten-year satellite service agreement with SES, which provides, among other things, for the provision by SES to us of service on 32 DBS transponders on the QuetzSat-1 satellite. This satellite was launched on September 29, 2011 and was placed into service during the fourth quarter 2011 at the 67.1 degree west longitude orbital location while we and DISH Network explore alternative uses for the QuetzSat-1 satellite. In the interim, we are providing DISH Network with alternate capacity at the 77 degree west longitude orbital location. We commenced payments under our agreement with SES upon the placement of the QuetzSat-1 satellite at the 67.1 degree west longitude orbital location. During 2008, we also entered into a transponder service agreement with DISH Network pursuant to which DISH Network will receive service from us on 24 of the DBS transponders on QuetzSat-1, which will replace certain other transponders leased from us.

Under the terms of our contractual arrangements with DISH Network, we will recognize revenue for the QuetzSat-1 satellite when it is placed into service at the 77 degree west longitude orbital location and continuing through the remainder of the service term. Unless extended or earlier terminated under the terms and conditions of our agreement with DISH Network for the QuetzSat-1 satellite, the initial service term will expire in November 2021. Upon expiration of the initial service term, DISH Network has the option to renew the agreement for the QuetzSat-1 satellite on a year-to-year basis through the end of life of the QuetzSat-1 satellite. Upon an in-orbit failure or end of life of the QuetzSat-1 satellite, and in certain other circumstances, DISH Network has certain rights to receive service from us on a replacement satellite. There can be no assurance that any options to renew this agreement will be exercised or that DISH Network will exercise its option to receive service on a replacement satellite.

TT&C Agreement. In connection with the Spin-off, we entered into a telemetry, tracking and control ("TT&C") agreement pursuant to which we provided TT&C services to DISH Network for a period ending on January 1, 2012 (the "Prior TT&C Agreement"). The fees for services provided under the Prior TT&C Agreement were calculated at cost plus a fixed margin. DISH Network was able to terminate the Prior TT&C Agreement for any reason upon 60 days notice.

On January 1, 2012, we entered into a TT&C agreement pursuant to which we will continue to provide TT&C services to DISH Network and its subsidiaries for a period ending on December 31, 2016 (the "2012 TT&C Agreement"). The material terms of the 2012 TT&C Agreement are substantially the same as the material terms of the Prior TT&C Agreement, except that the fees for services provided under the 2012 TT&C Agreement are calculated at either: (i) a fixed fee; or (ii) cost plus a fixed margin, which will vary depending on the nature of the services provided.

Real Estate Lease Agreements. We have entered into lease agreements pursuant to which DISH Network leases certain real estate from us. The rent on a per square foot basis for each of the leases is comparable to per square foot rental rates of similar commercial property in the same geographic area, and DISH Network is responsible for its portion of the taxes, insurance, utilities and maintenance of the premises. The term of each of the leases is set forth below:

Inverness Lease Agreement. In November 2011, we and DISH Network extended the lease for certain space at 90 Inverness Circle East in Englewood, Colorado for a period ending on December 31, 2016. This agreement can be terminated by either party upon six months prior notice.

Meridian Lease Agreement. The lease for all of 9601 S. Meridian Blvd. in Englewood, Colorado is for a period ending on December 31, 2016.

Santa Fe Lease Agreement. In November 2011, we and DISH Network extended the lease for all of 5701 S. Santa Fe Dr. in Littleton, Colorado for a period ending on December 31, 2016 with a renewal option for one additional year.

EchoStar Data Networks Sublease Agreement. The sublease for certain space at 211 Perimeter Center in Atlanta, Georgia is for a period ending on October 31, 2016.

Gilbert Lease Agreement. The lease for certain space at 801 N. DISH Dr. in Gilbert, Arizona is a month to month lease and can be terminated by either party upon 30 days prior notice.

Cheyenne Lease Agreement. Effective January 1, 2012, we and DISH Network entered into a lease for certain space at 530 EchoStar Drive in Cheyenne, Wyoming for a period ending on December 31, 2031.

Product Support Agreement. In connection with the Spin-off, we entered into a product support agreement pursuant to which DISH Network has the right, but not the obligation, to receive product support (including certain engineering and technical support services) for all set-top boxes and related components that our subsidiaries have previously sold and in the future may sell to DISH Network. The fees for the services provided under the product support agreement are calculated at cost plus a fixed margin, which varies depending on the nature of the services provided. The term of the product support agreement is the economic life of such receivers and related components, unless terminated earlier. DISH Network may terminate the product support agreement for any reason upon at least 60 days notice. In the event of an early termination of this agreement, DISH Network shall be entitled to a refund of any unearned fees paid to us for the services.

DISHOnline.com Services Agreement. Effective January 1, 2010, DISH Network entered into a two-year agreement with us pursuant to which DISH Network will receive certain services associated with an online video portal. The fees for the services provided under this services agreement depend, among other things, upon the cost to develop and operate such services. DISH Network has the option to renew this agreement for three successive one year terms and the agreement may be terminated for any reason upon at least 120 days notice to us. In November 2011, DISH Network exercised its right to renew this agreement for a one-year period ending on December 31, 2012.

DISH Remote Access Services Agreement. Effective February 23, 2010, DISH Network entered into an agreement with us pursuant to which DISH Network will receive, among other things, certain remote DVR management services. The fees for the services provided under this services agreement depend, among other things, upon the cost to develop and operate such services. This agreement has a term of five years with automatic renewal for successive one year terms and may be terminated for any reason upon at least 120 days notice to us.

SlingService Services Agreement. Effective February 23, 2010, DISH Network entered into an agreement with us pursuant to which DISH Network will receive certain place-shifting services. The fees for the services provided under this services agreement depend, among other things, upon the cost to develop and operate such services. This agreement has a term of five years with automatic renewal for successive one year terms and may be terminated for any reason upon at least 120 days notice to us.

Move Networks Services Agreement. In the fourth quarter 2011, we granted DISH Network the right to use Move Network's software and video publishing systems, which facilitate the streaming, downloading and distribution of audio and video content to set-top boxes via the Internet. The fees for the services provided under this agreement are based upon a fixed fee which varies based upon the number of set-top boxes in a given month that access Move Network's software. This agreement has a term of five years with automatic renewal for successive one year terms and may be terminated by DISH Network for any reason upon at least 180 days notice to us.

International Programming Rights Agreement. DISH Network purchased certain international rights for sporting events from us during the years ended December 31, 2010 and 2009, of which we only retain a certain portion. During the year ended December 31, 2011, DISH Network did not purchase any international rights for sporting events from us.

Blockbuster. On April 26, 2011, DISH Network acquired substantially all of the assets of Blockbuster, Inc. (the "Blockbuster Acquisition"). On August 5, 2011, we entered into a letter agreement with DISH Network pursuant to which certain assets used to support DISH Network's Blockbuster business ("Blockbuster") website were transferred to us and we agreed to provide certain technical and infrastructure support for the Blockbuster website. The fees for the services provided under the letter agreement are calculated at cost plus a fixed margin, which varies depending upon the nature of the services provided. The letter agreement provides that it shall continue in effect until the completion of a definitive agreement between DISH Network and us setting forth the terms of our support of the Blockbuster website.

"General and administrative expenses – DISH Network"

Management Services Agreement. In connection with the Spin-off, we entered into a Management Services Agreement with DISH Network pursuant to which DISH Network makes certain of its officers available to provide services (which are primarily legal and accounting services) to us. Specifically, Paul W. Orban remains employed by DISH Network, but also serves as our Senior Vice President and Controller. In addition, R. Stanton Dodge also served as our Executive Vice President, General Counsel and Secretary through November 2011. We make payments to DISH Network based upon an allocable portion of the personnel costs and expenses incurred by DISH Network with respect to such DISH Network officers (taking into account wages and fringe benefits). These allocations are based upon the estimated percentages of time to be spent by the DISH Network executive officers performing services for us under the Management Services Agreement. We also reimburse DISH Network for direct out-of-pocket costs incurred by DISH Network for management services provided to us. We and DISH Network evaluate all charges for reasonableness at least annually and make any adjustments to these charges as we and DISH Network mutually agree upon.

The Management Services Agreement automatically renewed on January 1, 2012 for an additional one-year period until January 1, 2013 and renews automatically for successive one-year periods thereafter, unless terminated earlier: (i) by us at any time upon at least 30 days notice; (ii) by DISH Network at the end of any renewal term, upon at least 180 days notice; or (iii) by DISH Network upon notice to us, following certain changes in control.

Real Estate Lease Agreement. During 2008, we entered into a sublease for space at 185 Varick Street, New York, New York from DISH Network for a period of approximately seven years. The rent on a per square foot basis for this sublease was comparable to per square foot rental rates of similar commercial property in the same geographic area at the time of the sublease, and we are responsible for our portion of the taxes, insurance, utilities and maintenance of the premises.

Professional Services Agreement. Prior to 2010, in connection with the Spin-off, we entered into various agreements with DISH Network including the Transition Services Agreement, Satellite Procurement Agreement and Services Agreement, which all expired on January 1, 2010 and were replaced by a Professional Services Agreement. During 2009, we and DISH Network agreed that we shall continue to have the right, but not the obligation, to receive from DISH Network the following services, among others, certain of which were previously provided under the Transition Services Agreement: information technology, travel and event coordination, internal audit, legal, accounting and tax, benefits administration, program acquisition services and other support services. Additionally, we and DISH Network agreed that DISH Network shall continue to have the right, but not the obligation, to engage us to manage the process of procuring new satellite capacity for DISH Network (previously provided under the Satellite Procurement Agreement) and receive logistics, procurement and quality assurance services from us (previously provided under the Services Agreement). The Professional Services Agreement automatically renewed on January 1, 2012 for an additional one-year period until January 1, 2013 and renews automatically for successive one-year periods thereafter, unless terminated earlier by either party upon at least 60 days notice. However, either party may terminate the Professional Services Agreement in part with respect to any particular service it receives for any reason upon at least 30 days notice.

Other Agreements – DISH Network

Satellite Capacity Leased from DISH Network. During 2009, we entered into a satellite capacity agreement pursuant to which we lease certain satellite capacity from DISH Network on EchoStar I. The fee for the services provided under this satellite capacity agreement depends, among other things, upon the orbital location of the satellite and the length of the lease. During the years ended December 31, 2011 and 2010 the amount of those fees included in "Cost of sales – services and other" on our Consolidated Statements of Operations and Comprehensive Income (Loss) was approximately $22 million and $19 million, respectively. During the year ended December 31, 2009, we did not lease satellite capacity from DISH Network on EchoStar I. The lease generally terminates upon the earlier of: (i) the end of life or replacement of the satellite (unless we determine to renew on a year-to-year basis); (ii) the date the satellite fails; (iii) the date the transponder on which service is being provided fails; or (iv) a certain date, which depends, among other things, upon the estimated useful life of the satellite, whether the replacement satellite fails at launch or in orbit prior to being placed into service, and the exercise of certain renewal options. We generally have the option to renew this lease on a year-to-year basis through the end of the satellite's life. There can be no assurance that any options to renew this agreement will be exercised.

Remanufactured Receiver Agreement. In connection with the Spin-off, we entered into a remanufactured receiver agreement with DISH Network pursuant to which we have the right, but not the obligation, to purchase remanufactured receivers and related components from DISH Network at cost plus a fixed margin, which varies depending on the nature of the equipment purchased. In November 2011, we and EchoStar extended this agreement until December 31, 2012. We may terminate the remanufactured receiver agreement for any reason upon at least 60 days notice to DISH Network. DISH Network may also terminate this agreement if certain entities acquire it. During the years ended December 31, 2011, 2010 and 2009, we purchased remanufactured receivers and related components from DISH Network for an aggregate amount of less than $1 million, $3 million and $7 million, respectively.

Tax Sharing Agreement. In connection with the Spin-off, we entered into a tax sharing agreement with DISH Network which governs our respective rights, responsibilities and obligations after the Spin-off with respect to taxes for the periods ending on or before the Spin-off. Generally, all pre-Spin-off taxes, including any taxes that are incurred as a result of restructuring activities undertaken to implement the Spin-off, are borne by DISH Network, and DISH Network will indemnify us for such taxes. However, DISH Network is not liable for and will not indemnify us for any taxes that are incurred as a result of the Spin-off or certain related transactions failing to qualify as tax-free distributions pursuant to any provision of Section 355 or Section 361 of the Code because of: (i) a direct or indirect acquisition of any of our stock, stock options or assets; (ii) any action that we take or fail to take; or (iii) any action that we take that is inconsistent with the information and representations furnished to the IRS in connection with the request for the private letter ruling, or to counsel in connection with any opinion being delivered by counsel with respect to the Spin-off or certain related transactions. In such case, we will be solely liable for, and will indemnify DISH Network for, any resulting taxes, as well as any losses, claims and expenses. The tax sharing agreement will only terminate after the later of the full period of all applicable statutes of limitations, including extensions, or once all rights and obligations are fully effectuated or performed.

TiVo. On April 29, 2011, we and DISH Network entered into a settlement agreement with TiVo Inc. See Note 14 for further discussion.

Launch Service. During 2009, we assigned certain of our rights under a launch contract to DISH Network for its fair value of $103 million. We recorded the assignment of these rights at our net book value of $89 million and recorded the $14 million difference between our net book value and DISH Network's purchase price as a capital transaction with DISH Network. The $103 million was received in the first quarter of 2010.

Weather Related Programming Agreement. During May 2010, we and DISH Network entered into an agreement pursuant to which, among other things, we agreed to develop certain weather related programming and DISH Network received the right to distribute such programming. This agreement was terminated during June 2010. In July 2010, we sold our interest in the entity that was developing such weather related programming to DISH Network for $5 million.

Acquisition of Alta Wireless, Inc. and Sale of South.com, L.L.C. During October 2010, we purchased an additional equity interest in Alta Wireless, Inc. from another party for $2.8 million. This transaction increased our ownership in Alta Wireless, Inc. from 49.9% to 95%. Alta Wireless Inc. holds certain authorizations for local multipoint distribution service spectrum in the United States. Additionally, during October 2010, we and the same counterparty sold our respective interests in South.com, L.L.C. to DISH Network for $2 million and $3 million, respectively. South.com, L.L.C. holds certain authorizations for multichannel video and data distribution service spectrum in the United States.

Blockbuster. Hughes Communications provides broadband products and services to Blockbuster pursuant to an agreement (the "Blockbuster VSAT Agreement") that was entered into prior to the Blockbuster Acquisition and our Hughes Acquisiton. For the year ended December 31, 2011, we recognized $2 million of revenue from Blockbuster. As of December 31, 2011, we had a receivable balance of $1 million due from Blockbuster.

Patent Cross-License Agreements. During December 2011, we and DISH Network entered into separate patent cross-license agreements with the same third party whereby: (i) we and such third party licensed our respective patents to each other subject to certain conditions; and (ii) DISH Network and such third party licensed their respective patents to each other subject to certain conditions (each, a "Cross-License Agreement"). Each Cross License Agreement covers patents acquired by the respective party prior to January 1, 2017 and aggregate payments under both Cross-License Agreements total less than $10 million. Each Cross License Agreement also contains an option to extend each Cross-License Agreement to include patents acquired by the respective party prior to January 1, 2022. If both options are exercised, the aggregate additional payments to such third party would total less than $3 million. However, we and DISH Network may elect to extend our respective Cross-License Agreement independent of each other. Since the aggregate payments under both Cross-License Agreements were based on the combined annual revenues of us and DISH Network, we and DISH Network agreed to allocate our respective payments to such third party based on our respective percentage of combined total revenue.

Sprint Settlement Agreement. On November 3, 2011, DISH Network and Sprint entered into the Sprint Settlement Agreement pursuant to which all disputed issues relating to DISH Network's acquisition of DBSD North America and the TerreStar Transaction were resolved between DISH Network and Sprint, including, but not limited to, issues relating to costs allegedly incurred by Sprint to relocate users from the spectrum now licensed to DBSD North America and TerreStar (the "Sprint Clearing Costs"). We were a party to the Sprint Settlement Agreement solely for the purposes of executing a mutual release between us and Sprint relating to the Sprint Clearing Costs. As of

December 31, 2011, we are currently a holder of certain TerreStar debt instruments. Pursuant to the terms of the Sprint Settlement Agreement, DISH Network made a net payment of approximately $114 million to Sprint.

Other Agreements

In November 2009, Mr. Roger Lynch became employed by both us and DISH Network as Executive Vice President. Mr. Lynch is responsible for the development and implementation of advanced technologies that are of potential utility and importance to both us and DISH Network. Mr. Lynch's compensation consists of cash and equity compensation and is borne by both DISH Network and us.

Hughes Systique Corporation ("Hughes Systique")

We contract with Hughes Systique for software development services. In addition to our 45% ownership in Hughes Systique, Pradman Kaul, the CEO and President of Hughes Communications, Inc. and a member of our Board of Directors and his brother, who is the CEO and President of Hughes Systique, in the aggregate, owned approximately 26%, on an undiluted basis, of Hughes Systique's outstanding shares as of December 31, 2011. Furthermore, Mr. Pradman Kaul serves on the board of directors of Hughes Systique. We are considered the "primary beneficiary" of Hughes Systique and as a result, we are required to consolidate Hughes Systique's results of operations in our operating results.

NagraStar L.L.C.

We own 50% of NagraStar L.L.C. ("NagraStar"), a joint venture that is our primary provider of encryption and related security technology used in our set-top boxes. Although we do not consolidate NagraStar, we have the ability to significantly influence its operating policies; therefore, we account for our investment in NagraStar under the equity method of accounting.

The table below summarizes our transactions with NagraStar.

	For the Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Purchases from NagraStar	$ 16,771	$ 18,557	$ 31,165

	As of December 31,	
	2011	2010
	(In thousands)	
Amounts payable to NagraStar	$ 2,965	$ 799
Commitments to purchase from NagraStar	$ 2,731	$ 4,934

Dish Mexico

During 2008, we entered into a joint venture for a direct-to-home ("DTH") satellite service in Mexico known as Dish Mexico. Pursuant to these arrangements, we provide certain broadcast services and satellite capacity and sell hardware such as digital set-top boxes and related equipment to Dish Mexico.

The following table summarizes our transactions with Dish Mexico.

	For the Years Ended December 31,		
	2011	2010	2009
	(In thousands)		
Sales not related to the original contribution commitment associated with our investment:			
Digital set-top boxes and related accessories	$ 62,964	$ 80,910	$ 36,289
Sales of satellite services	$ 8,520	$ 8,520	$ 8,300
Uplink services	$ 8,137	$ 368	$ -

	As of December 31,	
	2011	2010
	(In thousands)	
Amounts receivable from Dish Mexico	$ 8,594	$ 2,296

Joint Venture in Taiwan

During December 2009, we entered into a joint venture to provide a DTH satellite service in Taiwan and certain other targeted regions in Asia. We own 50% and have joint control of the joint venture. Pursuant to these arrangements, we sell hardware such as digital set-top boxes and provide certain technical support services to the joint venture. We have provided $18 million of cash to the joint venture, and an $18 million line of credit that the joint venture may only use to purchase set-top boxes from us. This investment is subject to an evaluation for other-than-temporary impairment on a quarterly basis. This quarterly evaluation consists of reviewing, among other things, company business plans and current financial statements, if available, for factors that may indicate an impairment of our investment. During 2010, we recorded a $14 million charge to fully impair this investment. In December 2011, we entered into an agreement to sell all of our equity in the joint venture, other than an approximately 5% interest, to a third party for nominal consideration (the "JV Sale Transaction"). Upon the closing of the JV Sale Transaction, which is subject to receipt of customary regulatory approvals, our line of credit will be terminated. We expect to close the JV Sale Transaction during the first half of 2012. As of December 31, 2011, the remaining amount available under the line of credit was $10 million and if advanced would be subject to our evaluation for other-than-temporary impairment.

ECHOSTAR CORPORATION
SCHEDULE I
(Parent Company Information – See Notes to Consolidated Financial Statements)
CONDENSED BALANCE SHEET
(Parent Company Only)

		As of Decmeber 31, 2011
		(In thousands)
Assets		
Current Assets:		
Cash and cash equivalents	$	433,110
Marketable investment securities		821,325
Total current assets		1,254,435
Noncurrent Assets:		
Investments in consolidated subsidiaries, including intercompany balances		1,720,591
Restricted cash and marketable investment securities		746
Deferred tax assets		7,206
Intangible assets, net		73,009
Marketable and other investment securities		24,257
Total noncurrent assets		1,825,809
Total assets	$	3,080,244
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accrued expenses and other	$	37,728
Deferred tax liabilities		-
Total current liabilities		37,728
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Preferred Stock, $.001 par value, 20,000,000 shares authorized, none issued and outstanding		-
Class A common stock, $.001 par value, 1,600,000,000 shares authorized, 44,500,440 and 43,103,166 shares issued, and 38,968,122 and 37,570,848 shares outstanding, respectively		45
Class B common stock, $.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding		48
Class C common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding		-
Class D common stock, $.001 par value, 800,000,000 shares authorized, none issued and outstanding		-
Additional paid-in capital		3,360,301
Accumulated other comprehensive income (loss)		165,771
Accumulated earnings (deficit)		(385,487)
Treasury stock, at cost		(98,162)
Total stockholders' equity (deficit)		3,042,516
Total liabilities and stockholders' equity (deficit)	$	3,080,244

ECHOSTAR CORPORATION
SCHEDULE I
(Parent Company Information – See Notes to Consolidated Financial Statements)
CONDENSED STATEMENT OF OPERATIONS
(Parent Company Only)

	For the Year Ended December 31, 2011
	(In thousands)
Costs and Expenses:	
Selling, general and administrative expenses	$ 1,762
Depreciation and amortization	15,982
Total costs and expenses	17,744
Operating income (loss)	(17,744)
Other Income (Expense):	
Interest income	7,105
Unrealized and realized gains (losses) on marketable investment securities and other investments	6,518
Unrealized gains (losses) on investments accounted for at fair value, net	15,871
Other, net	3,325
Total other income (expense)	32,819
Income (loss) before income taxes and equity in earnings (losses) of consolidated subsidiaries, net	15,075
Equity in earnings (losses) of consolidated subsidiaries, net	(2,010)
Income tax (provision) benefit, net	(9,426)
Net income (loss)	$ 3,639

ECHOSTAR CORPORATION
SCHEDULE I
(Parent Company Information – See Notes to Consolidated Financial Statements)
CONDENSED STATEMENT OF CASH FLOWS
(Parent Company Only)

	For the Year Ended December 31, 2011 (In thousands)
Cash Flows From Operating Activities:	
Net income (loss)	$ 3,639
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
Depreciation and amortization	15,982
Equity in losses (earnings) of affiliates	(3,325)
Equity in losses (earnings) of consolidated subsidiaries, net	2,010
Unrealized and realized (gains) losses on marketable investment securities and other investments	(6,518)
Unrealized (gains) losses on investments accounted for at fair value, net	(15,871)
Deferred tax expense (benefit)	(49,353)
Other, net	10,173
Changes in current assets and current liabilities, net	119,472
Net cash flows from operating activities	76,209
Cash Flows From Investing Activities:	
Purchases of marketable investment securities	(1,746,577)
Sales and maturities of marketable investment securities	1,470,904
Change in restricted cash and marketable investment securities	105
Purchase of strategic investments included in marketable and other investment securities	(59,475)
Proceeds from sale of strategic investments	697,498
Distributions and advances from (contributions to) subsidiaries and affiliates, net	(135,060)
Other, net	(1,596)
Net cash flows from investing activities	225,799
Cash Flows From Financing Activities:	
Net proceeds from Class A common stock options exercised and issued under the Employee Stock Purchase Plan	28,718
Other	1,882
Net cash flows from financing activities	30,600
Net increase (decrease) in cash and cash equivalents	332,608
Cash and cash equivalents, beginning of period	100,502
Cash and cash equivalents, end of period	$ 433,110

Parent company only financials are only included as of and for the year ended December 31, 2011 because there were no restricted net assets of EchoStar that would require the filing of such parent company only financials prior to issuance of the Notes and acquisition of Hughes Communications in June 2011.

ECHOSTAR CORPORATION
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Our valuation and qualifying accounts as of December 31, 2011, 2010 and 2009 are as follows:

Allowance for doubtful accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
		(In thousands)		
For the years ended:				
December 31, 2011	$ 7,644	$ 18,779	$ (7,939)	$ 18,484
December 31, 2010	$ 5,605	$ 3,672	$ (1,633)	$ 7,644
December 31, 2009	$ 7,182	$ (1,719)	$ 142	$ 5,605

COMPARATIVE PERFORMANCE

The following graph compares the cumulative total stockholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Stock Market Index (US Companies), our New Industry Peer Group Index (the "New Peer Group Index") and our Old Industry Peer Group Index (the "Old Peer Group Index"), each for the period beginning on January 2, 2008 (the date EchoStar first traded on the NASDAQ Stock Market) and ending on December 31, 2011. The graph assumes the investment on January 2, 2008 of $100 in: i) our Class A Common Stock, ii) the New Peer Group Index, iii) the Old Peer Group Index, and iv) the NASDAQ Stock Market Index (US Companies), and reflects reinvestment of dividends and market capitalization weighting.

Our Old Peer Group is comprised of Cisco Systems Inc., EchoStar Corporation, Loral Space and Communications Inc., Motorola Inc., and Pace Micro Technology Plc. Although the companies included in the Old Peer Group were selected because of similar industry characteristics, they are not entirely representative of our current business. In re-evaluating our peer group this year, we made revisions that we believe provide a more meaningful comparison of our stock price performance to that of our primary competition. The New Peer Group Index is comprised of the following publicly traded companies: Gilat Satellite Networks Ltd., ViaSat, Inc., Pace Micro Technology Plc., Technicolor S.A., Inmarsat Plc., SES GLOBAL SA., Eutelsat Communications SA., and EchoStar Corporation.

Historical point-in-time daily foreign currency exchange rates were utilized for the calculations for foreign entities listed only on foreign exchanges included in our peer group. The stock price performance of our Class A Common Stock shown on this graph is not necessarily indicative of future price performance.


Comparison of 4 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
1/2/2008
6/30/2008
12/31/2008
6/30/2009
12/31/2009
6/30/2010
12/31/2010
6/30/2011
12/31/2011
EchoStar Corp.
NASDAQ Stock Market (US Companies)
Old Peer Group
New Peer Group

Total Return Analysis	1/2/2008	6/30/2008	12/31/2008	6/30/2009	12/31/2009	6/30/2010	12/31/2010	6/30/2011	12/31/2011
EchoStar Corporation	$ 100.00	$ 95.80	$ 45.63	$ 48.91	$ 61.80	$ 58.55	$ 76.62	$ 111.78	$ 64.25
NASDAQ Stock Market (US Companies)	$ 100.00	$ 88.00	$ 62.21	$ 72.03	$ 89.42	$ 83.79	$ 106.13	$ 111.72	$ 106.70
Old Peer Group	$ 100.00	$ 80.13	$ 55.10	$ 65.39	$ 82.91	$ 73.49	$ 74.17	$ 57.81	$ 64.88
New Peer Group	$ 100.00	$ 89.49	$ 63.97	$ 72.69	$ 88.30	$ 84.76	$ 94.36	$ 106.55	$ 86.41

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CORPORATE PROFILE

BOARD OF DIRECTORS

Charles W. Ergen
Chairman of the Board

Michael T. Dugan
Director

R. Stanton Dodge
Director

Anthony M. Federico
Director

Pradman P. Kaul
Director

David K. Moskowitz
Director

Tom A. Ortolf
Director

C. Michael Schroeder
Director

TRANSFER AGENT

Computershare
Trust Company
PO Box 43070
Providence, RI 02940-3070

INDENTURE TRUSTEE

Wells Fargo Bank,
National Association
Corporate Trust Services
625 Marquette Ave., 11th Floor
MAC N9311-110
Minneapolis, Minnesota 55470
Attn: Richard H. Prokosch

ANNUAL MEETING

The 2012 Annual Meeting of Shareholders will be held on May 3, 2012.

For additional information, contact:

Investor Relations Department
EchoStar Corporation
100 Inverness Terrace East
Englewood, Colorado 80112
www.echostar.com

EXECUTIVE OFFICERS

Charles W. Ergen
Chairman

Michael T. Dugan
Chief Executive Officer and President

Kenneth G. Carroll
Executive Vice President and Chief Financial Officer

Mark W. Jackson
President, EchoStar Technologies L.L.C.

Anders N. Johnson
President, EchoStar Satellite Services L.L.C.

Pradman P. Kaul
President, Hughes Communications, Inc.

Sandra L. Kerentoff
Executive Vice President, Global Human Resources

Roger J. Lynch
Executive Vice President, Advanced Technologies L.L.C.

Dean A. Manson
Executive Vice President, General Counsel and Secretary

Steven B. Schaver
President, EchoStar International Corporation

SATS

A Nasdaq-Listed Company

ECHOSTAR®

NASDAQ: SATS
100 Inverness Terrace East
Englewood, CO 80112
303.706.4000
www.echostar.com

ECHOSTAR®